

ENDEAVOR
2022
ANNUAL REPORT

FROM OUR CEO & FOUNDER

Reflecting on 2022, we are proud of all we accomplished in our first full year as a public company. As just one example, on February 13, Los Angeles hosted Super Bowl LVI—just a few miles from where we founded the original Endeavor agency above a burger restaurant 14 years ago. WME represented the starting quarterbacks for both the Bengals and the Rams, the musical talent for the halftime show, 50 of the broadcasters covering the game, and more than 25 clients who appeared in Super Bowl commercials. Meanwhile, our cultural marketing agency 160over90 brought a range of campaigns and activations to life for leading brands alongside IMG, which represents the licensing rights of former NFL players. And as the official hospitality partner of the NFL, On Location curated once-in-a-lifetime experiences for more than 70,000 fans throughout the weekend, delivering the most revenue for a single event in the organization's history.

While the world has changed so much since we first began our journey, Endeavor has continued to thrive, buoyed by the ongoing demand for live experiences and premium content on full display during that weekend in February. Over the course of 2022, we saw strong growth across our segments and delivered on our promise to reduce debt.

And just this past month, we announced yet another transformational milestone: an agreement to form a new, pure play publicly listed company that will house two iconic sports and entertainment brands— **UFC** and **WWE**—under one roof. This is a rare opportunity to create a world-class organization with global scale built for where sports and entertainment are headed. Following the expected transaction close in the second half of 2023, Endeavor will be strongly positioned to participate in the anticipated upside of the new company through a majority ownership.

Our Strategy & Flywheel

The transaction with WWE is a natural evolution of the strategy we've been refining and successfully executing



...Endeavor has continued to thrive, buoyed by the ongoing demand for live experiences and premium content..."

for the past decade – building a diversified portfolio, sitting at the center of premium content and investing in rare IP.

At the heart of this strategy is what we call the **Endeavor flywheel**. The interconnectivity of our owned and managed premium sports and entertainment properties is a core reason we have been able to deliver consistently strong growth quarter after quarter. The flywheel positions us as a first-mover in identifying trends, enabling connections across our ecosystem, and generating growth opportunities for our clients and our business. As an example, for Barrett-Jackson, the premier collector car auction and live events company we acquired in 2022, we've leveraged our global network and expertise to grow and develop the lifestyle brand through digital enhancements, cross-promotional marketing opportunities—including activations around the Miami Open—and by offering premium hospitality and experiences through On Location.

The breadth of our portfolio provides multiple lanes for growth, while helping to insulate us from volatility in any one area. This growth continues to be driven by secular trends, including the continued appreciation in the value of sports rights, premium content and dynamic events and experiences. Here's why we're bullish on all three areas:

- **Demand for premium content remains high:** Global streaming has seen double digit growth in content investment and sports content spend is expected to grow 10% annually through 2025.[1] Meanwhile, the global market for streaming sports rights is expected to rise 64% in 2023 to $8.5 billion.[2]
- **We're in a transformational time for live sports and entertainment:** The migration of consumers toward live experiences was evident before the pandemic and has accelerated since, with a 22% increase in consumer spend for live sports and concerts from 2021 to 2022.[3]
- **Sports betting is on the rise:** The sports betting trend continues to evolve with major apps competing for customers worldwide in addition to more than 30 states in the U.S. Global digital gross gaming revenue is expected to grow 13% from 2021 to 2025.[4]

With a portfolio that includes UFC, IMG Media, WME, IMG ARENA, OpenBet, On Location, 160over90 and our global events business, we're well positioned to continue capitalizing on these long-term tailwinds. While technology continues to transform how content is consumed and distributed, our extraordinary position in the ecosystem enables us to embrace change, drive innovation and shape the future of entertainment.

Looking Ahead
We believe in the strength of our portfolio and the durability of our long-term strategy. We are focused on owning, managing and operating the best sports and entertainment assets in this experience economy, and we're in a great position to continue delivering on this strategy in 2023 and beyond.

We remain focused on:
- Leveraging our flywheel to innovate businesses, properties and clients
- Advocating on behalf of our clients, including leading icons, artists, champions, brands and institutions
- Expanding our reach across new and emerging content formats and platforms
- Capitalizing on the demand for live events and memorable, dynamic experiences
- Enhancing our sports betting offering
- Continuing to execute with financial discipline

Our Employees and Communities
Our success would not be possible without our greatest asset – our people. I'm immensely grateful to our employees and the work they do to lead and support our clients every day.

With our global cultural footprint, we have an unrivaled ability to influence perception, frame collective understanding and inspire change in our communities, and we take that responsibility seriously. We are committed to making an impact and embracing equality, democracy, inclusion and sustainability across our platform and in our communities. This was on full display in September 2022, when employees around the world came together for our Walk the Walk day of service and volunteered 30,000 hours towards 300 global non-profit organizations.

Thank You
Thank you for your ongoing support during what has been a transformational period.

I've never been more optimistic about what's to come.

Ariel Emanuel
CEO, ENDEAVOR

LETTER FROM OUR CEO & FOUNDER

[1]Source: Company data, Morgan Stanley research

[2]Source: Ampere Analysis

[3]Source: Morgan Stanley 2023 Alphawise Survey

[4]Source: Gross Gaming Revenue (GGR) CAGR ('21-'25) as per H2 Gambling Capital market size projections as of September 2021.

YEAR IN REVIEW

Closing out our first full year as a public company, we are **encouraged by our performance** in 2022. Our **business has proven resilient** despite ongoing macroeconomic headwinds.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022

Revenue

$5.268B

up $190.4 million year over year, or 4%

The prior year included $737.4 million of revenue from the restricted Endeavor Content business, which was sold in January 2022

Net Income

$321.7M

Adjusted EBITDA

$1.164B

up $283.2 million year over year, or 32%

Non-GAAP reconciliations can be found in accompanying Form 10-K

We saw strong growth across our segments in 2022

→ OWNED SPORTS PROPERTIES
→ EVENTS, EXPERIENCES & RIGHTS
→ REPRESENTATION





→ # OWNED SPORTS PROPERTIES

Revenue

$1.3B

up $224.1 million, or 20%

Adjusted EBITDA

$648.2M

up $110.5 million, or 21%

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022

UFC 277: Peña v Nunes 2

OWNED SPORTS PROPERTIES

IN OUR OWNED SPORTS PROPERTIES SEGMENT, WE GREW BOTH REVENUE AND PROFITABILITY BY DOUBLE DIGITS


01

ALL 21 UFC EVENTS WITH LIVE AUDIENCES SOLD OUT, continuing a 29-event sellout streak since returning from the pandemic. UFC set 11 arena records for highest grossing events, including 4 of the highest grossing Fight Nights in the U.S. and the two highest grossing Fight Nights in UFC's history, both at London's O2 arena.

UFC POSTED ITS BEST SPONSORSHIP YEAR EVER IN 2022, unlocking new categories and inventory. We added several new sponsors to our roster including VeChain, New Amsterdam Vodka, and Project Rock. We also introduced new categories including the official electric commercial truck, the official law firm, and the official 'ready-to-drink' partners of UFC. Beyond new sponsors, we're leveraging the technology of 4D Sight to digitally create more inventory in and around the Octagon. 2022 was also UFC's best year for consumer products sales, most notably within the licensing, video game, and trading card categories.

UFC RENEWED 10 INTERNATIONAL MEDIA RIGHTS DEALS over the course of the year. Our aggregate AAV remains in excess of 100% over prior deals since we began tracking in Q2 of 2021.

UFC'S FAN BASE grew double digits over 2021 in the U.S. It also continues to be an industry leader in digital engagement: UFC's social media accounts now have more than 220 million followers combined. TikTok followers alone grew 55% year over year.

PROFESSIONAL BULL RIDERS' newly launched Team Series finished a strong first season, selling all eight of our team sanctions, drawing nearly 200,000 attendees and delivering record-setting attendance in multiple markets.

PBR ALSO SIGNED STILLHOUSE VODKA, ZIP RECRUITER, MGM, and the Las Vegas Convention and Visitors Authority as Team Series sponsors. Over the course of the year, we saw over 1 million combined fans attend our events, including the Unleash the Beast, Pendleton Whisky Velocity Tour, and Team Series events.


02

Courtesy: Bull Stock Media

2022 ANNUAL REPORT

01. UFC 281: Adesanya v Pereira

02. Professional Bull Riders' Team Series

—

UFC

680M+
fans

900M+
global households reached

—

PBR

800+
bull riders

200+
bull riding events annually

→ EVENTS, EXPERIENCES & RIGHTS

Revenue

$2.5B

up $420.7 million, or 21%

Adjusted EBITDA

$342.6M

up $127.1 million, or 59%

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022



London's Hyde Park Winter Wonderland

EVENTS, EXPERIENCES & RIGHTS

EVENTS, EXPERIENCES & RIGHTS SAW STRONG REVENUE AND PROFITABILITY GROWTH IN 2022

DRIVEN BY HEIGHTENED CONSUMER DEMAND AND LIFTED RESTRICTIONS FOR LIVE EVENTS AND PREMIUM EXPERIENCES, marquee owned events saw strong attendance and broke records.

LONDON'S HYDE PARK WINTER WONDERLAND, CELEBRATED ITS 15TH ANNIVERSARY by breaking its consumer revenue record—up double digits over 2021, while the Miami Open recorded its greatest attendance in its history and the Madrid Open hosted a record 300,000 attendees in its first year as part of our portfolio.

SUPER BOWL LVI MARKED ON LOCATION'S SINGLE LARGEST HOSPITALITY EVENT OF ALL TIME.


ON LOCATION
01


02

IN 2022, WE BENEFITTED FROM CONTINUED COMPETITION FOR DOMESTIC AND INTERNATIONAL SPORTS MEDIA RIGHTS.

IMG MEDIA ADVISED THE BIG 10 CONFERENCE on deals worth more than $8 billion over seven years. IMG Media also helped deliver a record-breaking set of deals for Cricket South Africa, as well as multiple new sizeable deals for UFC, Wimbledon, and the Big 12 Conference, among others.

2022 WAS A STANDOUT YEAR FOR OUR IMG ACADEMY BUSINESS. We had record enrollment across the boarding school, summer camps, and online college recruiting services, further establishing its position as a leading sports and education brand.

WE STRENGTHENED OUR SPORTS BETTING AND DATA OFFERING, closing our acquisition of OpenBet, a leading B2B sports betting technology company. Paired with our IMG ARENA business, we're now able to offer a true end-to-end solution for sportsbooks and rightsholders, creating complementary offerings that enhance demand and engagement. With this business built out, we've created a fourth segment, Sports Data & Technology, which begins reporting in Q1 2023.

*01.
On Location at Super Bowl LVI*

*02.
2022 Miami Open*

—

On Location delivers
1,200+
events and experiences built around major events

IMG Media manages, advises on and sells media rights globally on behalf of
150+
clients

IMG ARENA provides data and content to sportsbooks and media partners around the globe, delivering data feeds from
43,000
sports events annually and live video streams for sportsbooks for
48,000
events per year



Snoop Dogg at Super Bowl LVI

→ REPRESENTATION

Revenue

$1.5B

down $447.6 million, or 23%

The prior year included $737.4 million of revenue from the restricted Endeavor Content business, which was sold in January 2022

Adjusted EBITDA

$469.8M

up $86.4 million, or 23%

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022

REPRESENTATION

IN OUR REPRESENTATION SEGMENT, WME DELIVERED SOLID FINANCIAL RESULTS

GROWTH WAS DRIVEN BY OUR CORE AGENCY BUSINESS, primarily from the demand for premium content and the continued recovery of live entertainment such as music and comedy touring.

WE SECURED KEY TALENT DEALS FOR MORE THAN 310 SCRIPTED SERIES on broadcast, cable, and streaming channels, and our clients wrote/co-wrote or directed 5 of the top 10 films at the domestic box office, including Top Gun: Maverick, Black Panther: Wakanda Forever and Jurassic World: Dominion.


01
FOREVER
MARVEL
BLACK PAN
MAC

WME ALSO HAS SEEN STRENGTH ACROSS VERTICALS OUTSIDE OF FILM AND TV. We closed deals for more than 200 new books—including 57 New York Times bestsellers—and signed deals for 300 books to be adapted into movies and TV shows.

OUR MUSIC TEAM BOOKED MORE THAN 40,000 ENGAGEMENTS IN 2022. And our comedy touring segment also had a huge year, with Bill Burr at Fenway Park becoming the highest grossing solo stand-up comedy show of all time.


02

WME SPORTS CONTINUES TO MAKE ITS MARK, representing the world's leading athletes and delivering some of 2022's biggest sports broadcasting deals.

ADDITIONALLY, OUR CULTURAL MARKETING AGENCY 160OVER90 continued to see increased spend from clients compared to the prior year. With over 180 clients worldwide, including 20 of Interbrand's Top 100, 160over90 delivered major campaigns and activations for brands including T-Mobile, Capital One, AB InBev and Bose.


03

01.
Michael B. Jordan at the Black Panther: Wakanda Forever World Premiere

02.
Luke Combs at the 2022 Stagecoach Festival

03.
Iga Swiatek, 2022 US Open Champion

—

30+
clients performed at major music festivals in 2022

Licensing business ranked
NO. 1
in 2022 according to License Global magazine

160over90 partners with some of the
FASTEST GROWING BRANDS
among US adults, according to a Morning Consult 2022 Brand Report

IMPACT & INCLUSION

IN 2022, ENDEAVOR FURTHERED ITS GLOBAL IMPACT AND INCLUSION EFFORTS VIA ACTIONABLE, ACHIEVABLE PLANS FOCUSED ON IMPROVING BOTH OUR COMPANY AND THE INDUSTRIES IN WHICH WE OPERATE.

IMPACT

With one of the largest cultural footprints across the globe, Endeavor has the ability to influence perception and frame collective understanding. Born from this responsibility is Endeavor Impact, a company-wide initiative to shape and promote a better world with three key pillars driving its action:



EQUITY
Supporting the fundamental rights of all people.



DEMOCRACY
Fostering change through participation in the political process.



INDUSTRY INCLUSION
Strengthening our industry by providing access for anyone to enter and succeed.

With these pillars in mind, and given the challenges facing the world are multifaced and diverse, Endeavor's Impact group strives to effect change through a variety of channels, including:



Bolstered by contributions from Joel Embiid and his brand partner Under Armour, the IMOA Initiative will grant $1,000,000 over a 3-year period to four organizations, including three locally-led nonprofit organizations.

CLIENT SERVICES
Endeavor helps clients leverage their platforms to impact the issues they care about. We support them in launching foundations, forming nonprofit partnerships, fundraising, crafting public statements, and supporting political advocacy efforts. As one example, in 2022, we helped client Joel Embiid launch the In Memory of Arthur (IMOA) Initiative, designed to improve the lives of Philadelphia's youth by investing in some of the city's most impactful nonprofit organizations, with a special focus on those that are underfunded and under-recognized.

From Los Angeles to Sydney, employees from across the Endeavor network came together and volunteered 30,000 collective hours to support more than 300 organizations serving their respective communities.





Dread Scott, Wanted, community based project: performance, meetings, video, Wanted posters, 2014. Awarded the 2020 Frieze Impact Prize.

The Frieze Impact Prize aims to expose the inequities of the criminal justice system and challenge its racial bias, accepting applications from U.S. based visual artists regardless of citizenship status, felony convictions, or formal training in art, with special consideration given to justice-involved artists.

INDUSTRY ACCESS PROGRAMMING

Endeavor-wide Impact programs combine our industry expertise, employee participation, and Endeavor Foundation grantees to create access to and opportunity within our industry. We've engaged more than 25,000 participants in ten free, virtual programs for underrepresented groups. Endeavor has hired 55 individuals across our businesses from these programs.

EMPLOYEE MOBILIZATION

We create outlets for employees to engage with the causes most important to them through paid time off for employees to volunteer, events that bring awareness to important issues impacting our communities, and ongoing activations. Most notably in 2022, Endeavor produced its annual global day of service, Walk the Walk, where employees from more than 100 offices around the world participate in service projects that embody our impact pillars.

NETWORK IN ACTION

Various businesses within the Endeavor network created opportunities for industry inclusion and equality for underrepresented groups across art, culinary, fashion, and beyond. For example, Frieze announced its second annual Frieze Impact Prize in partnership with the Art for Justice Fund, which recognized artists contributing to the movement to end mass incarceration in the US and those directly impacted by the system.

COMMUNITY EVENTS

We're committed to fostering inclusion and providing opportunities to celebrate and recognize the diverse cultures that make up our company and industries. We develop and execute a series of events with a focus of providing people from underrepresented groups and communities increased access, visibility, and opportunity in the sports, entertainment, and fashion industries at large.

PARTNERSHIPS AND COMMUNITY GIVING

Endeavor leverages the resources of our industries to help attain power, influence, and voice for historically excluded communities and individuals. This year, Endeavor contributed over $1 million in support of 38 organizations to change culture, build agency, and ensure accountability and transparency, with many of these organizations run by and supporting women and people of color.

MARQUEE PARTNERS



INDUSTRY INCLUSION PARTNERS



EQUITY PARTNERS



DEMOCRACY PARTNERS



INCLUSION

Our goal is to create a work environment that is reflective of our global population of consumers, creators, entertainers and fans. A company where any individual, regardless of background, can enter, succeed, and contribute to the business and business decisions at all levels.

INCLUSION STRATEGY

Creating and advancing enterprise-wide and business unit-specific strategies to help Endeavor become a workplace where all employees can thrive. Our focus areas in 2022 and 2023 include:

– **System Integration**
– **Data Driven Infrastructure Change**
– **Inclusive Leadership Development**
– **Community Reinforcement**

EMPLOYEE RESOURCE GROUPS

Important to achieving our stated goals are our Employee Resource Groups (ERGs), which help celebrate, educate, recruit, and commune employees around shared experiences and interests, creating an inclusive community for all. Endeavor currently has seven ERGs, including:



ENDEAVOR TAPPED LEADERS IN 2022 ACROSS KEY BUSINESS UNITS TO ESTABLISH AND TRACK PROGRESS AGAINST BUSINESS-SPECIFIC INCLUSION GOALS TO FURTHER EVOLVE THE ENTIRE ORGANIZATION'S DEI EFFORTS.

This work happened against the backdrop of our 2020 Impact & Inclusion report, in which we laid out a series of representation goals for our employee populations, informed by our baseline representation data (as of December 31, 2020).

Our progress against those goals are as follows →



LEADERSHIP[1]

- 2024 GOAL
- 2022

50%

34%
of all leadership positions, vice president and above are held by women

WOMEN

30%

15%
of all leadership positions, vice president and above are held by people of color

PEOPLE OF COLOR

EMPLOYEE REPRESENTATION[2]



- 2024 GOAL
- 2022
- 2020

10%
2024 GOAL MET IN 2022

9.5%

BLACK

12%

10%

7%

LATINX

35%

31%

27%

PEOPLE OF COLOR

RACE & ETHNICITY: ENDEAVOR IN THE US

3% *Declined to provide*

4% *Two or more races*

6% *Asian American*

10% *Black/African American*

10% *Hispanic/LatinX*

66% *White*

1% *Other*

GLOBAL EMPLOYEE BASE

58% *Male*

42% *Female*

All data is based on employee self-id and is comprised of full-time employees only.
[1] Data for women reflects Endeavor's global population. Data for POC reflects Endeavor's US and UK populations.
[2] Race/ethnicity data is US only and the global employee gender data is global.

FORWARD-LOOKING STATEMENTS

This 2022 Annual Report to Stockholders contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

All statements in this 2022 Annual Report to Stockholders that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the potential transaction between Endeavor and WWE, the expected timetable for completing that transaction, and Endeavor's plans, goals and initiatives involving diversity, inclusion and social responsibility. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "outlook", "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this 2022 Annual Report to Stockholders are only predictions. Endeavor's management has based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction between Endeavor and WWE may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; changes in public and consumer tastes and preferences and industry trends; Endeavor's ability to adapt to or manage new content distribution platforms or changes in consumer behavior; Endeavor's dependence on the relationships of its management, agents, and other key personnel with clients; Endeavor's dependence on key relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors, and other distribution partners; risks related to Endeavor's gaming business and applicable regulatory requirements; risks related to Endeavor's organizational and structure; and other important factors discussed in Part I, Item 1A "Risk Factors" in Endeavor's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as any such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC's website at www.sec.gov, and Endeavor's investor relations site at investor.endeavorco.com. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, Endeavor undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__to__

Commission File Number: 001-40373

ENDEAVOR GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-3340169
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210
(Address of principal executive offices) (Zip Code)

(310) 285-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	**EDR**	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒   NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of Class A common stock on the New York Stock Exchange on June 30, 2022, was $4,045,925,115. Solely for the purposes of this disclosure, shares of common stock held by the registrant's executive officers, directors and certain of its stockholders as of such date have been excluded because such holders may be deemed to be affiliates. As of January 31, 2023, there were 291,486,011 shares of the registrant's Class A common stock outstanding, 181,933,019 shares of the registrant's Class X common stock outstanding and 227,711,355 shares of the registrant's Class Y common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Definitive Proxy Statement for the registrant's 2023 annual meeting of stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year ended December 31, 2022 are incorporated herein by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report, including without limitation, statements regarding our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, future events or expected performance, are forward-looking statements.

Without limiting the foregoing, you can generally identify forward-looking statements by the use of forward-looking terminology, including the terms "aim," "anticipate," "believe," "could," "mission," "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," "target," "predict," "potential," "contemplate," or, in each case, their negative, or other, variations or comparable terminology and expressions. The forward-looking statements in this Annual Report are only predictions and are based on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of known and unknown risks, uncertainties and assumptions, including, but not limited to:

- changes in public and consumer tastes and preferences and industry trends;

- impacts from changes in discretionary and corporate spending on entertainment and sports events due to factors beyond our control, such as adverse economic conditions, on our operations;

- our ability to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

- our reliance on our professional reputation and brand name;

- our dependence on the relationships of our management, agents, and other key personnel with clients across many content categories;

- our ability to identify, recruit, and retain qualified and experienced agents and managers;

- our ability to identify, sign, and retain clients;

- our ability to avoid or manage conflicts of interest arising from our client and business relationships;

- the loss or diminished performance of members of our executive management and other key employees;

- our dependence on key relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors, and other distribution partners;

- our ability to effectively manage the integration of and recognize economic benefits from businesses acquired, our operations at our current size, and any future growth;

- the conduct of our operations through joint ventures and other investments with third parties;

- immigration restrictions and related factors;

- failure in technology, including at live events, or security breaches of our information systems;

- the unauthorized disclosure of sensitive or confidential client or customer information;

- our substantial indebtedness;

- our ability to protect our trademarks and other intellectual property rights, including our brand image and reputation, and the possibility that others may allege that we infringe upon their intellectual property rights;

- risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to both domestic and international markets;

- fluctuations in foreign currency exchange rates;

- litigation and other proceedings to the extent uninsured or underinsured;

- our ability to comply with the U.S. and foreign governmental regulations to which we are subject;

- our compliance with certain franchise and licensing requirements of unions and guilds and dependence on unionized labor;

- risks related to our sports betting businesses and applicable regulatory requirements;

- our control by Messrs. Emanuel and Whitesell, the Executive Holdcos, and the Silver Lake Equityholders;

- risk related to our organization and structure;

- risks related to tax matters;

- risks related to our Class A common stock; and

- other important factors that could cause actual results, performance or achievements to differ materially from those contemplated that are found in Part I, Item 1A. "Risk Factors" and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

These risks could cause actual results to differ materially from those implied by forward-looking statements in this Annual Report. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods.

You should read this Annual Report and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we have no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

DEFINITIONS

As used in this Annual Report, unless we state otherwise or the context otherwise requires:

- "we," "us," "our," "Endeavor," the "Company," and similar references refer (a) after giving effect to the reorganization transactions, to Endeavor Group Holdings and its consolidated subsidiaries, and (b) prior to giving effect to the reorganization transactions, to Endeavor Operating Company and its consolidated subsidiaries.

- "Concurrent Private Placements" refers to the purchase by new and current investors concurrent to the closing of our IPO of an aggregate 75,584,747 shares of Class A common stock at a price per share of $24.00 (the "Private Placement"), of which 57,378,497 were purchased from us and 18,206,250 were purchased from an existing investor, resulting in net proceeds received by us from the IPO and the Private Placement, after deducting underwriting discounts and commissions but before deducting offering expenses of approximately $1,901.5 million.

- "Endeavor Catch-Up Profits Units" refer to the Endeavor Full Catch-Up Profits Units and the Endeavor Partial Catch-Up Profits Units.

- "Endeavor Full Catch-Up Profits Units" refer to the Endeavor Profits Units that are designated as "catchup" units. Endeavor Full Catch-Up Profits Units have a per unit hurdle price and are entitled to receive a preference on distributions once the hurdle price applicable to such unit has been met. Upon our achievement of a price per share that would have fully satisfied such preference on distributions, the Endeavor Full Catch-Up Profits Units were converted into Endeavor Operating Company Units.

- "Endeavor Group Holdings" refers to Endeavor Group Holdings, Inc. ("EGH").

- "Endeavor Manager" refers to Endeavor Manager, LLC, a Delaware limited liability company and a direct subsidiary of Endeavor Group Holdings following the reorganization transactions.

- "Endeavor Manager Units" refers to the common interest units in Endeavor Manager.

- "Endeavor Operating Company" refers to Endeavor Operating Company, LLC, a Delaware limited liability company and a direct subsidiary of Endeavor Manager's and indirect subsidiary of ours following the reorganization transactions ("EOC").

- "Endeavor Operating Company Units" refers to all of the existing equity interests in Endeavor Operating Company (other than the Endeavor Profits Units) that were reclassified into Endeavor Operating Company's non-voting common interest units upon the consummation of the reorganization transactions.

- "Endeavor Partial Catch-Up Profits Units" refer to the Endeavor Profits Units that are designated as "catchup" units. Endeavor Partial Catch-Up Profits Units have a per unit hurdle price and are entitled to receive a preference on distributions once the hurdle price applicable to such unit has been met. Upon our achievement of a price per share that would have fully satisfied such preference on distributions, the Endeavor Partial Catch-Up Profits Units were converted into Endeavor Profits Units (without any such preference) with a reduced per unit hurdle price to take into account such prior preference.

- "Endeavor Phantom Units" refers to the phantom units outstanding, which, subject to certain conditions and limitations, entitle the holder to cash equal to the value of a number of Endeavor Manager Units, Endeavor Operating Company Units, or Endeavor Profits Units, or of equity settled to the equivalent number of Endeavor Manager Units, Endeavor Operating Company Units, or Endeavor Profits Units.

- "Endeavor Profits Units" refers to the profits units of Endeavor Operating Company and that are economically similar to stock options (other than with respect to Endeavor Full Catch-Up Profits Units which, upon our achievement of a price per share that would have fully satisfied their preference on distributions, were converted into Endeavor Operating Company Units). Each Endeavor Profits Unit (other than Endeavor Full Catch-Up Profits Units) has a per unit hurdle price, which is economically similar to the exercise price of a stock option.

- "Executive Holdcos" refers to Endeavor Executive Holdco, LLC, Endeavor Executive PIU Holdco, LLC, and Endeavor Executive II Holdco, LLC, each a management holding company, the equity owners of which include current and former senior officers, employees, or other service providers of Endeavor Operating Company, and which are controlled by Messrs. Emanuel and Whitesell.

- "Governing Body" means the Company's governing body, which is exclusively vested with all of the powers of our board of directors (under applicable Delaware law) in the management of our business and affairs and that acts in lieu of our board of directors to the fullest extent permitted under Delaware law, SEC rules and the rules of the New York Stock Exchange ("NYSE"). Prior to a Triggering Event, the Executive Committee is the Governing Body and, any action by our board of directors requires the prior approval of the Executive Committee, except for matters that are required to be approved by the Audit Committee (or both the Executive Committee and the Audit Committee), or by a committee qualified to grant equity to persons subject to Section 16 of the Exchange Act for purposes of exempting transactions pursuant to Section 16b-3 thereunder, or as required under Delaware law, SEC rules and NYSE rules.

- "Other UFC Holders" refers to the other persons that hold equity interests in UFC Parent and certain of their affiliates.

- "Post-IPO TRA Holders" refers to certain of our pre-IPO investors and certain affiliates of our pre-IPO investors, including certain members of pre-IPO management holding vehicles, and certain of the Other UFC Holders or their affiliates.

- "reorganization transactions" refers to the internal reorganization completed in connection with our May 2021 initial public offering ("IPO"), following which Endeavor Group Holdings manages and operates the business and control the strategic decisions and day-to-day operations of Endeavor Operating Company through Endeavor Manager and includes the operations of Endeavor Operating Company in its consolidated financial statements.

- "Silver Lake Equityholders" refers to certain affiliates of Silver Lake that are our stockholders.

- "Triggering Event" means the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our Class A common stock representing, and/or own securities representing the right to own (including Endeavor Profits Units), at least 25% of the shares of our Class A common stock and securities representing the right to own shares of our Class A common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of the IPO.

- "UFC LLC Agreement" refers to the limited liability company agreement which governs the management of UFC Parent and the rights of UFC's Parent's equityholders.

- "UFC Parent" refers to Zuffa Parent LLC, which owns and operations the Ultimate Fighting Championship ("UFC"), the professional mixed martial arts ("MMA") organization.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our securities. Principal risks and uncertainties affecting our business include the following:

- changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business;

- our ability to generate revenue from discretionary and corporate spending on entertainment and sports events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

- we may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

- because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, one of our businesses, our clients, or our key personnel could adversely affect our business;

- we depend on the relationships of our agents, managers, and other key personnel with clients across many categories, including television, film, professional sports, fashion, music, literature, theater, digital, sponsorship and licensing;

- our success depends, in part, on our continuing ability to identify, recruit, and retain qualified and experienced agents and managers. If we fail to recruit and retain suitable agents or if our relationships with our agents change or deteriorate, it could adversely affect our business;

- our failure to identify, sign, and retain clients could adversely affect our business;

- our business involves potential internal conflicts of interest due to the breadth and scale of our platform;

- the markets in which we operate are highly competitive, both within the United States and internationally;

- we depend on the continued service of the members of our executive management and other key employees, as well as management of acquired businesses, the loss or diminished performance of whom could adversely affect our business;

- we depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners, as well as corporate sponsors;

- we may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights;

- we are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business;

- we are signatory to certain franchise agreements of unions and guilds and are subject to certain licensing requirements of the states in which we operate. We are also signatories to certain collective bargaining agreements and depend upon unionized labor for the provision of some of our services. Our clients are also members of certain unions and guilds that are signatories to collective bargaining agreements. Any expiration, termination, revocation or non-renewal of these franchises, collective bargaining agreements, or licenses and any work stoppages or labor disturbances could adversely affect our business;

- our businesses in the sports betting industry are subject to strict government regulations;

- we are controlled by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, whose interests in our business may be different than our holders of Class A common stock, and our board of directors has delegated significant authority to an Executive Committee and to Messrs. Emanuel and Whitesell;

- we have a substantial amount of indebtedness, which could adversely affect our business;

- we are a holding company and our principal asset is our indirect equity interests in Endeavor Operating Company and, accordingly, we are dependent upon distributions from Endeavor Operating Company to pay taxes and other expenses; and

- we are required to pay certain of our pre-IPO investors, including certain Other UFC Holders, for certain tax benefits we may claim (or are deemed to realize) in the future, and the amounts we may pay could be significant.

PART I

Item 1. Business

Endeavor Group Holdings, Inc. is a global sports and entertainment company. We own and operate premium sports properties, including the UFC, produce and distribute sports and entertainment content, own and manage exclusive live events and experiences, and represent top sports, entertainment and fashion talent, as well as blue chip corporate clients. Founded as a client representation business, we expanded organically and through strategic mergers and acquisitions, investing in new capabilities, including sports operations and advisory, events and experiences management, media production and distribution, sports data and technology, brand licensing, and experiential marketing. Today, the integration of our broad range of capabilities, along with our owned and managed premium sports and entertainment properties, drives network effects across the Endeavor flywheel, which is the way we connect and utilize multiple divisions of Endeavor to maximize the power of our platform, creating value for our business, clients and employees. We measure these effects by evaluating the impact that activity in one business segment has on growth in another.

We believe that our unique business model gives us a competitive advantage in the industries in which we operate. Our ownership of premium sports properties allows us to benefit from the generally rising value and increasing scarcity of ownable, scalable sports assets. Our dual role as an intellectual property owner and a trusted advisor to clients and rights holders allows us to make connections across the Endeavor flywheel, increasing the earnings of our clients and the value of our sports and entertainment properties. We generally participate in the upside related to the commercial success of content with limited risk and we benefit from demand from both traditional and next generation distributors. We own and manage a diverse mix of premium live events and experiences in the sports, entertainment, fashion, and art categories. The insights we gain from our connectivity across the sports and entertainment ecosystem may enable us to spot trends before they emerge and make strategic investments to enhance our growth.

We operate across three segments: (i) Owned Sports Properties, (ii) Events, Experiences & Rights, and (iii) Representation, which are covered in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Overview." Our segments are presented in the table below:

01. Owned Sports Properties	02. Events, Experiences & Rights	03. Representation
UFC PBR Euroleague Basketball	IMG Events IMG Media IMG Academy Endeavor Streaming On Location IMG Arena OpenBet	WME IMG Licensing One Sixty/Ninety

Beginning January 1, 2023, we created a fourth segment, Sports Data & Technology, which includes our IMG ARENA and OpenBet businesses.

We generate revenue in both a principal and an agency capacity and use risk mitigation strategies including pre-sales and licensing when we take on investment risk in content or sports rights. Our business has benefited from strong revenue visibility via sports rights fee payments, predictable client commissions, content rights payments, recurring annual, biennial or quadrennial events, corporate client retainers, licensing agreements, and annual tuition payments. We believe that visibility into our performance provides us with a stable and growing revenue base.

Our Integrated Global Business

Across our segments, our global portfolio of premium owned assets and integrated set of capabilities, including client representation, media production & distribution, experiential marketing, and brand licensing drive revenue generation opportunities, improve client retention, and increase the flow of acquisition and investment opportunities.

Our integrated global business allows us to drive powerful network effects that reinforce the value of the Endeavor flywheel. We believe the greater the depth of our capabilities and global reach, the greater our ability to retain clients and drive new signings. The more top-tier clients we bring to market, the more relevant we become to streamers, linear networks, and corporate partners. The more premium sports, events, and experiences inventory we have, the more opportunity we can deliver to our global sponsors and media companies. We also believe that our growing global insights enhance our judgment on investments made, while the more we are able to learn from our clients, the more we can enhance the value and growth we deliver long term.

Owned Sports Properties

We believe that our Company is distinguished by our ownership of intellectual property, including UFC, a global sports property and the premier mixed martial arts sports organization, and PBR, the world's premier bull riding circuit. UFC was founded in 1993 and has grown in popularity, having now hosted more than 600 events and grown its fan base to more than 680 million fans. UFC has developed its global audience of over 900 million households through an increasing array of global broadcast license agreements and its owned FIGHT PASS streaming platform. PBR now features more than 800 bull riders competing in more than 200 bull riding events each year. PBR's overall live event attendance has increased by more than 40% since PBR was acquired by Endeavor in 2015. In 2022, PBR entertained approximately one million fans across its tour events for the first time in its history and grossed its highest ever annual consumer ticketing revenue. We also have an up to 20-year strategic partnership with Euroleague, consisting of an initial 10-year term that began in 2016 with a 10-year renewal provision subject to certain conditions. As sports property owners, we retain control over the organization, promotion and marketing of UFC and PBR, and the monetization of their events and media distribution. At the end of 2021 and in January 2022, we acquired ten Major League Baseball Professional Development League clubs (the "PDL Clubs"), which were being operated under the Diamond Baseball Holdings, LLC ("DBH") umbrella. In September 2022, we sold the DBH business, including the PDL Clubs.

Events, Experiences & Rights

We own, operate, or represent hundreds of global events annually, including live sports events covering more than 15 sports across more than 25 countries (e.g., ATP Tour Events, such as the Miami Open and Madrid Open), international fashion weeks (e.g., New York Fashion Week), art fairs (e.g., Frieze London and Frieze Seoul), music, culinary, and lifestyle festivals (e.g., The Big Feastival), and major attractions (e.g., Hyde Park Winter Wonderland and Barrett-Jackson). On Location, a leading provider of global premium live event experiences across sports and music, services more than 1,200 events and experiences built around major events, including the Super Bowl, the Aer Lingus Classic college football game, the Ryder Cup, the NCAA Final Four, Coachella and the next three Olympic Games. We also operate IMG Academy, a leading sports and education brand with an innovative suite of on-campus and online programming, including its Bradenton, Florida boarding school and sports camps, IMG Academy+ online coaching, and Next College Student Athlete ("NCSA") college recruiting. The boarding school serves more than 1,400 full-time students, provides campers and adult athletes approximately 15,000 camp experiences annually, and hosts a number of professional athletes, teams, leagues, and corporate clients.

As one of the largest independent global distributors of sports and entertainment programming, we manage, advise on, and sell media rights globally on behalf of more than 150 clients, such as the International Olympic Committee, the ATP Tour and the National Hockey League ("NHL"), as well as for our owned assets, including UFC and PBR. Our production business is one of the largest creators of sports programming in the world, responsible for thousands of hours of content on behalf of more than 200 federations, associations and events, including the English Premier League, The R&A, DP World Tour, and our owned asset, UFC, as well as owned channels Sport 24 and EDGEsport. Through our digital agency, Seven League, we build strategies and digital ecosystems, and run and monetize digital channels for clients, including the National Football League ("NFL"), the National Basketball Association ("NBA") and the NHL. Our sports data business, IMG ARENA, provides data and content to sportsbooks and media partners around the globe, delivering data feeds from approximately 43,000 sports events annually. This data powers IMG ARENA's Event Centre product suite, including the UFC Event Centre. In addition, IMG ARENA provides live video streams for sportsbooks for approximately 48,000 events per year, as well as a portfolio of virtual sports products. We leverage the technology derived from IMG ARENA to provide streaming video solutions to our clients and our owned assets via Endeavor Streaming. In addition, we closed our acquisition of leading B2B sports betting technology provider, OpenBet, in the third quarter of 2022, which, together with IMG ARENA, formed a new operating segment January 1, 2023. We believe that our collective offering is more important than ever, as the demand for premium content and live experiences continues to be strong.

Representation

We represent many of the world's greatest creators, performers, influencers, athletes, and models across entertainment, sports, and fashion. In 2022, WME clients were involved in five of the top 10 grossing films at the domestic box office, including three of the top five. We were responsible for arranging the essential elements for more than 310 scripted series on broadcast, cable, and streaming channels. WME also closed deals for more than 200 new books, including 57 bestsellers. We had a strong presence at major music festivals in 2022, with over 30 clients performing at Lollapalooza and more than 25 clients performing at Stagecoach, accounting for nearly half the lineup at the latter. In theater, WME clients garnered 15 nominations and two wins at the 2022 Tony Awards and WME represented talent in more than 60% of the productions that opened in the 2021-2022 Broadway season. In sports, clients took home both men's and women's US Open singles tennis championships and three clients were selected as lottery picks in the 2022 NBA Draft, the most of any agency. We are dedicated to helping our clients increase the monetization potential of their intellectual property, build enduring brands, diversify and grow their businesses, and expand their geographic reach.

We are also a leading provider of licensing services to entertainment, sports, and consumer products brands with nearly $15 billion in total retail sales. Our licensing business ranked No. 1 in 2022 according to License Global magazine. We license our owned intellectual property, including the UFC and PBR, and represent third party brands across the automotive, fashion, lifestyle, entertainment, athletics, legends, personalities, corporate, sports league, and event categories. Our clients include Anheuser-Busch InBev, Dolly Parton, Jeep, Lamborghini, Lionsgate, Epic Games (Fortnite), Gap, and the NFL.

Meanwhile, marketing services are delivered by 160over90, our full-service cultural marketing agency specializing in integrated services including experiential, influencer, social and digital, and public relations/communications. 160over90 works on behalf of some of the world's largest brands, including Amazon, Capital One, AB InBev and USAA. The agency also partners with some of the fastest growing brands among US adults, according to a Morning Consult 2022 Brand Report, including Bose, Major League Baseball and T-Mobile. Through our owned and operated events and represented clients, our marketing services have access to unique content and activation opportunities, which we believe provides us with a competitive advantage.

Our Competitive Strengths

Ownership of Intellectual Property

We believe that our Company is distinguished by ownership of intellectual property, including UFC, PBR and Euroleague. UFC posted its best financial year ever for the fourth consecutive year in 2022, including signing a landmark partnership deals with blockchain technology leader VeChain and setting records for the highest grossing Fight Night in UFC history both globally and in the U.S. PBR live attendance, sponsorship revenue and licensing revenue are all up significantly since our 2015 acquisition, and in 2022, the sport launched a transformative business initiative in its PBR Team Series. In 2022, more than one million fans attended PBR's Unleash the Beast, Pendleton Whisky Velocity Tour and Team Series events. In addition to these sports properties, we also own marquee global events including the Miami Open, Madrid Open, Frieze art fairs, Barrett-Jackson, and Hyde Park Winter Wonderland, and are uniquely positioned to drive increases in areas including sponsorship, hospitality and ticket sales.

Leading Supplier of Premium Sports and Entertainment Content

We are positioned at the center of and benefit from the continued demand for content in all forms through our owned sports properties, media production and distribution, and client representation businesses. We operate across all major content verticals and benefit regardless of how and where the demand for this content is fulfilled. In 2022, we delivered the essential talent for more than 310 new and returning WME series across broadcast, cable and streaming, and converted 300 books to film/television. Premium sports and entertainment content values have consistently appreciated as new distribution models and technology broaden access and enhance the consumer experience. The value of sports programming has significantly increased as media networks and over-the-top services rely on premium sports to differentiate their offerings and retain subscribers. Disruption has increased the value of sports media rights as illustrated in consistent increases in contract Average Annual Values (AAV). Even as digital video distribution services such as ESPN+, Disney+, Peacock, HBO Max, and others have proliferated in recent years, consumer demand for premium content remains. Additionally, commercially successful movies and television programming have lasting resonance that drives consumption at release and over time across multiple points of purchase. The long tail of premium content has thereby enabled significant value creation to accrue to the creators we represent as well as shareholders.

Well Positioned to Capitalize on Experience Economy

A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. Recognizing the opportunity, we built a portfolio of hundreds of events globally across sports, music, art, fashion, and culinary. Our events include UFC, PBR, Miami Open, Madrid Open, Frieze art fairs, Hyde Park Winter Wonderland, and Barrett-Jackson. Through IMG Academy, we offer an elite academic and athletic experience both on-campus and online, and delivered record summer camp attendance in 2022. On Location, meanwhile, is a leading provider of premium entertainment and travel experiences, offering packages for more than 1,200 events, including music tours and festivals, hundreds of collegiate game packages, and several white label events. Its marquee events include the Super Bowl, which experienced record hospitality sales for Super Bowl LVI (2022), making it the largest single hospitality event in On Location's history, as well as the next three Olympic Games, the NCAA Final Four, and Coachella. Finally, 160over90, our full-service cultural marketing agency, works on behalf of some of the world's largest brands to build memorable marketing campaigns.

Network Insights Create Asymmetric Risk / Reward Opportunities

We believe that the insights we gain from our vast network reduce the potential risk inherent in organic investment and mergers and acquisitions. Our team evaluates potential merger and acquisition opportunities with the benefit of data and firsthand industry knowledge that enables us to identify integration synergies and better forecast revenue growth potential. Our role as an industry counterpart often affords us early insights into strategic processes. As an example, we represented UFC for its media rights deals before we invested in the business and ultimately acquired it in full. Through our Talent Ventures arm, we often have the opportunity to invest in and support new business ventures that we have negotiated on behalf of our clients, and our commission structure allows us to participate alongside them in their commercial success. In 2022, we closed more than 35 equity deals within this framework on behalf of clients and invested in several as a company.

Flywheel Drives Upside for Our Stakeholders

The practical linkages between our business units have produced myriad new revenue generation opportunities, improved client acquisition and retention, and proprietary acquisition and investment opportunities. Throughout the portfolio, our owned assets and capabilities reinforce the others, creating a global integrated flywheel that is very difficult to replicate. We have executed multi-pronged growth strategies on behalf of clients including Serena Williams, Dwayne "The Rock" Johnson, Mark Wahlberg, Maria Sharapova, and many others, leveraging our network to forge meaningful partnerships between our talent and brands. Through our deep relationships and expertise in sports like golf and tennis, we have expanded our capabilities in the sports betting and data industry via IMG ARENA and our acquisition of OpenBet. Our sports rights and representation businesses have similarly helped unlock investment and advisory opportunities for properties such as the PGA and Euroleague. We have realized top line and cost synergies as we have integrated more than 30 acquisitions including IMG, UFC, PBR, 160over90, and On Location.

Strong Revenue Visibility

Our services are underpinned by highly visible and recurring revenue streams across the business. A primary example is our domestic and international media rights deals for UFC, including a 7-year deal with ESPN for domestic rights. We have numerous similarly contracted revenue streams from media rights contracts in our media rights and distribution business, as well as through our sponsorship deals of our owned sports properties, including UFC. Our work with recurring annual events such as Wimbledon and quadrennial events such as the Rugby World Cup adds to the recurring revenue nature of our business. We also have retainer-based agreements with many of our marketing clients and visibility into commissions on licensing arrangements. Our representation business benefits from revenue visibility, predictable production volumes, and residual income streams from past client bookings and content packages. We also benefit from strong revenue visibility from annual owned and operated events like the Miami Open, Madrid Open and Hyde Park Winter Wonderland, which have been running successfully for at least a decade. Finally, our four-year tuition-based IMG Academy provides a high degree of revenue visibility.

Our Growth Strategies

Leverage the Endeavor Flywheel to Drive Organic Growth

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The convergence of the sports, entertainment, live events, and technology ecosystems has expanded use cases, exposure and monetization opportunities for our premium intellectual property, content and experiences, and our clients. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients, attract new clients and partners, and access proprietary acquisition and investment opportunities that contribute to our growth and strengthen our network. We proactively leverage our internal capabilities through a dedicated architecture team that helps identify touchpoints throughout our businesses. We use these touchpoints to create organic growth opportunities that would otherwise not be recognized without the flywheel. We have had success moving our clients across the platform, increasing their monetization capacity and improving our growth.

Expand our Experiential Offering

The concert, sports, and live entertainment categories have been increasingly prioritized over material goods by younger demographics. With a portfolio of hundreds of owned or managed events across Endeavor and 1,200 events and experiences curated by On Location, we believe we are well positioned to take advantage of these secular trends and create new offerings and investment opportunities. We continue to expand IMG Academy's campus footprint as well as its products and offerings, including the addition of virtual training and digital recruiting. 160over90's experiential marketing work on behalf of brands also taps into consumer demand for memorable experiences.

Invest in Adjacent High Growth Industry Segments

We remain opportunistic and enter new, fast-growing industry segments where we are able to strategically leverage long-standing business partnerships and relevant commercial insights to accelerate scale. We invest to both complement our internal capabilities and enhance their value, as well as to enter relevant adjacent industry segments. Examples include sports gaming (IMG ARENA and OpenBet), streaming (Endeavor Streaming), experiential marketing (160over90), and partnerships with our clients (Talent Ventures).

Strategic Mergers and Acquisitions

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities that can benefit from the Endeavor flywheel. In particular, we look for opportunities that move us further into ownership, enhance our portfolio of premium intellectual property, and bolster our flywheel and revenue upside in adjacent or existing core businesses. We have successfully completed more than 30 mergers and acquisitions since 2014. We will continue to make strategic deals that complement our internal capabilities and enhance the value of our network. We believe that a highly curated owned intellectual property asset base, diverse client mix, and global capabilities set further enhances the ecosystem connectivity that makes our platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to professional engagements, sponsorships, licensing rights, and media distribution agreements. Our intellectual property includes the "Endeavor," "WME," "William Morris Endeavor," "IMG," "UFC," and "PBR" brands in addition to the trademarks and copyrights associated with our content and events, and the rights to use the intellectual property of our commercial partners. Substantially all of our intellectual property and owned assets that we acquire are protected by trademarks and copyright, whether registered or unregistered.

Competition

The entertainment, sports, and content industries in which we participate are highly competitive. We face competition from alternative providers of the services, content, and events we and our clients and owned assets offer and from other forms of entertainment and leisure activities.

In our Events, Experiences & Rights segment, we face competition from other live, filmed, televised and streamed entertainment, including competition from other companies in the media rights industry. In our Representation segment, we compete with other agencies that represent and/or manage clients including talent and brands. In our Owned Sports Properties segment, we face competition from sports leagues, associations, promotions, and events. For a discussion of risks relating to competition, see Part I, Item 1A. "Risk Factors—The markets in which we operate are highly competitive, both within the United States and internationally."

Human Capital Resources

General

We believe the strength of our workforce is critical to our long-term success. Endeavor's human capital management objectives include attracting, retaining, and developing high performing and diverse talent and empowering them with our guiding principles of persistence, collaboration, excellence, and inclusion.

As of December 31, 2022, we had approximately 11,000 employees in 36 countries, primarily in the U.S and EMEA, with a smaller presence in other regions, including APAC. We have invested and focused on the training and development of our employees, from both a personnel and technology perspective. We believe that our relations with our employees are good.

Talent Development

Endeavor recognizes nurturing talent and embracing the constant evolution that leadership requires is crucial to our collective success. We have invested in learning and development opportunities that strengthen the role of leaders, as well as offering all employees opportunities for professional growth and skill development through access to a broad range of learning solutions on varying industry topics.

Diversity and Inclusion

Endeavor strives to create a work environment that is more reflective of the diverse communities in which we work and to use our cultural influence to challenge methods and systems that result in inequity. The Company has established initiatives to address pressing societal issues through advocacy and action within our own walls and beyond. We recognize diversity, equity, and inclusion (DE&I) is intrinsically linked to business success and have established company-wide working groups and dedicated accountability teams of company leaders (vice president-level and above) to ensure ongoing progress is made.

To continue advancing our efforts to ensure our global workforce is more representative of our communities, we launched and/or expanded upon the following initiatives in 2022:

- Created and distributed enhanced Diversity Accountability Dashboards, comprised of divisional representation metrics from each of our businesses, which are overseen by senior leaders across each business, along with an accompanying scorecard to help remain in line with overarching Endeavor-wide goals and commitments;

- Enhanced a range of key recruitment practices, including formalizing our employee referral program to help limit patronage hiring; standardizing WME's trainee recruitment program to ensure a fair and equitable selection process; and conducting substantial recruiting efforts among participants in our industry access programs, who are largely from historically excluded and/or underrepresented backgrounds;

- Conducted Self-ID campaigns in the U.S. and U.K., allowing for current and new employees to self-identify based on race/ethnicity, gender-identity (inclusive of transgender identification), sexual orientation and more;

- Trained Human Resources leaders on partnering with executives to accelerate diversity and inclusion efforts within their business and employee populations;

- Held annual employee day of service, Walk the Walk, for the first year since the pandemic, with participation from more than 9,000 employees who participated in more than 30,000 volunteer hours;

- Managed and grew seven Employee Resource Groups with 2,000+ employees across ten cities around the globe; and

- Continued training programs in partnership with GLAAD, built to educate and familiarize employees with the LGBTQ+ experience and help enhance awareness and advocacy in the representation of LGBTQ+ talent, and Black Beauty Roster, educating agents and managers on the needs of Black talent on set.

Compensation and Benefits

The objective of our compensation and benefits programs is to provide a total rewards package that will attract, retain, motivate and reward high-performing, qualified and skilled workforce necessary for our continued success across our diverse businesses. We seek to do this by linking compensation to company and business unit performance, as well each individual's contributions to the results achieved. In addition to competitive base salaries, the company accomplishes this through annual cash-based bonus plans for eligible employees and long-term incentive plans for its executives.

Endeavor is committed to providing comprehensive benefit programs that enhance the total well-being of our people – and their families – both in and outside of work. Our programs are designed to inspire our people to prosper physically, mentally, socially, and financially. Some examples of our wide ranging benefits offered include: health insurance, paid and unpaid leaves, a retirement plan, life insurance, disability/accident coverage, and mental health counseling and support.

Regulation and Legislation

We are subject to federal, state and local laws, both domestically and internationally, and at the state level by athletic commissions, governing matters such as:

- licensing laws for talent agencies, such as California's Talent Agencies Act and the New York General Business Law;

- licensing laws for athletes;

- operation of our venues;

- licensing, permitting, and zoning;

- health, safety, and sanitation requirements;

- the service of food and alcoholic beverages;

- working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations

- our employment of youth workers and compliance with child labor laws;

- compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act 2010 (the "Bribery Act") and similar regulations in other countries, as described in more detail below;

- antitrust and fair competition;

- data privacy and information security;

- marketing activities;

- environmental protection regulations;

- imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls;

- licensure and other regulatory requirement for the supply of sports betting data and software to gambling operators;

- licensing laws for the promotion and operation of MMA events; and

- government regulation of the entertainment and sports industry.

We monitor changes in these laws and believe that we are in material compliance with applicable laws. See Part I, Item 1A. "Risk Factors— Risks Related to Our Business—We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business."

Many of the events produced or promoted by our businesses are presented in venues which are subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in which the venues are located. These venues are also subject to zoning and outdoor advertising regulations and require a number of licenses in order for us to operate, including occupancy permits, exhibition licenses, food and beverage permits, liquor licenses, and other authorizations. In addition, these venues are subject to the U.S. Americans with Disabilities Act of 1990 and the U.K.'s Disability Discrimination Act 1995, which require us to maintain certain accessibility features at each of the facilities. Lastly, these venues have been subject to federal and local restrictions from time to time as a result of the COVID-19 pandemic.

In various states in the United States and some foreign jurisdictions, we are required to obtain licenses for promoters, medical clearances and other permits or licenses for our athletes, and permits for UFC's live events in order for us to promote and conduct those events. Generally, we or our employees hold promoters and matchmakers licenses to organize and hold UFC's live events. We or our employees hold these licenses in a number of states, including California, Nevada, New Jersey, and New York.

We are required to comply with the anti-corruption laws of the countries in which we operate, including the FCPA and the Bribery Act. These regulations make it illegal for us to pay, promise to pay, or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

Our entertainment, sports, and content businesses are also subject to certain regulations applicable to our web sites and mobile applications. We maintain various web sites and mobile applications that provide information and content regarding our businesses and offer merchandise and tickets for sale. The operation of these web sites and applications may be subject to a range of federal, state, and local laws.

Gaming regulations in the jurisdictions in which we operate are established by statute and are administered by a regulatory agency with broad authority to interpret gaming regulations and to regulate gaming activities. Regulatory requirements vary among jurisdictions, but the majority of jurisdictions require licenses, permits, or findings of suitability for our company, individual officers, directors, major stockholders, and key employees. We believe we hold all of the licenses and permits necessary to conduct our business in this space, including IMG ARENA's and OpenBet's business, which provides data technology and video for more than 45,000 sports events per year to sports betting platforms.

Available Information and Website Disclosure

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities Exchange Commission (the "SEC"). Our filings with the SEC are also available to the public through the SEC's website at www.sec.gov.

You also can find more information about us online at our investor relations website located at www.investor.endeavorco.com. Filings we make with the SEC and any amendments to those reports are available free of charge on our website as soon as reasonably practicable after we electronically file such material with the SEC. The information posted on or accessible through our website is not incorporated into this Annual Report.

Investors and others should note that we announce material financial and operational information to our investors using press releases, SEC filings and public conference call webcasts, and by postings on our investor relations site at investor.endeavorco.com. We may also use our website as a distribution channel of material Company information. In addition, you may automatically receive email alerts and other information about Endeavor when you enroll your email address by visiting the "Investor Email Alerts" option under the Resources tab on investor.endeavorco.com.

Item 1A. Risk Factors

Investing in our Class A common stock involves substantial risks. You should carefully consider the following factors and all other information in this Annual Report before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. We cannot assure you that any of the events discussed below will not occur. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could adversely affect our business. Please also see "Forward-Looking Statements" for more information.

Risks Related to Our Business

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the talent, brands, and owners of intellectual property we represent, and the assets we own. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including the market demand for the distribution rights to live sports events, which are unpredictable and may be affected by factors such as changes in the social and political climate, global epidemics such as the COVID-19 pandemic or general macroeconomic factors. Changes in consumers' tastes or a change in the perceptions of our brands and business partners, whether as a result of the social and political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our services and content offerings or those of our clients and owned assets across our platform, which could have an adverse effect on our business, financial condition and results of operations.

Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. We may invest in our content and owned assets, including in the creation of original content, before learning the extent to which it will achieve popularity with consumers. For example, as of December 31, 2022, we have committed to spending approximately $3.0 billion in guaranteed payments for media, events, experiences or other representation rights and similar expenses, regardless of our ability to profit from these rights. A lack of popularity of these, our other content offerings, or our owned assets, as well as labor disputes, unavailability of a star performer, equipment shortages, cost overruns, disputes with production teams, or adverse weather conditions, could have an adverse effect on our business, financial condition and results of operations.

Our ability to generate revenue from discretionary and corporate spending on entertainment and sports events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, and tax laws that impact companies or individuals and inflation can significantly impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, such as those during the COVID-19 pandemic, could have an adverse effect on our business, financial condition, and results of operations.

We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies.

We must successfully adapt to and manage technological advances in our industry, including the emergence of alternative distribution platforms. If we are unable to adopt or are late in adopting technological changes and innovations that other entertainment providers offer, it may lead to a loss of consumers viewing our content, a reduction in revenues from attendance at our live events, a loss of ticket sales, or lower ticket fees. It may also lead to a reduction in our clients' ability to monetize new platforms. Our ability to effectively generate revenue from new distribution platforms and viewing technologies will affect our ability to maintain and grow our business. Emerging forms of content distribution may provide different economic models and compete with current distribution methods (such as television, film, and pay-per-view ("PPV")) in ways that are not entirely predictable, which could reduce consumer demand for our content offerings. We must also adapt to changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, while also effectively preventing digital piracy, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition, and results of operations.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, one of our businesses, our clients, or our key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain qualified and experienced agents, managers, and other key personnel, retain or attract agency clients or customers, or enter into multimedia, licensing, and sponsorship engagements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning us, members of our management or our agents, managers, and other key personnel. In addition, we are dependent for a portion of our revenues on the relationships between content providers and the clients and key brands, such as sports leagues and federations, that we represent, many of whom are public personalities with large social media followings whose actions generate significant publicity and public interest. Any adverse publicity relating to such individuals or entities that we employ or represent, or to our company, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination, or other misconduct, could result in significant media attention, even if not directly relating to or involving Endeavor, and could have a negative impact on our professional reputation. This could result in termination of licensing or other contractual relationships, or our employees' ability to attract new customer or client relationships, or the loss or termination of such employees' services, all of which could adversely affect our business, financial condition, and results of operations. Our professional reputation could also be impacted by adverse publicity relating to one or more of our owned or majority owned brands, events, or businesses.

We depend on the relationships of our agents, managers, and other key personnel with clients across many categories, including television, film, professional sports, fashion, music, literature, theater, digital, sponsorship and licensing.

We depend upon relationships that our agents, managers, and other key personnel have developed with clients across many content categories, including, among others, television, film, professional sports, fashion, music, literature, theater, digital, sponsorship, and licensing. The relationships that our agents, managers, and other key personnel have developed with studios, brands, and other key business contacts help us to secure access to sponsorships, endorsements, professional contracts, productions, events, and other opportunities for our clients. Due to the importance of those industry contacts to us, a substantial deterioration in these relationships, or substantial loss of agents, managers, or other key personnel who maintain these relationships, could adversely affect our business. In particular, our client management business is dependent upon the highly personalized relationships between our agent and manager teams and their respective clients. A substantial deterioration in the team managing a client may result in a deterioration in our relationship with, or the loss of, the clients represented by that agent or manager. The substantial loss of multiple agents or managers and their associated clients could have an adverse effect on our business, financial condition, and results of operations. Most of our agents, managers, and other key personnel are not party to long-term contracts and, in any event, can leave our employment with little or no notice. We can give no assurance that all or any of these individuals will remain with us or will retain their associations with key business contacts.

Our success depends, in part, on our continuing ability to identify, recruit, and retain qualified and experienced agents and managers. If we fail to recruit and retain suitable agents or if our relationships with our agents change or deteriorate, it could adversely affect our business.

Our success depends, in part, upon our continuing ability to identify, recruit, and retain qualified and experienced agents and managers. There is great competition for qualified and experienced agents and managers in the entertainment and sports industry, and we cannot assure you that we will be able to continue to hire or retain a sufficient number of qualified persons to meet our requirements, or that we will be able to do so under terms that are economically attractive to us. Any failure to retain certain agents and managers could lead to the loss of sponsorship, multimedia, and licensing agreements, and other engagements and have an adverse effect on our business, financial condition, and results of operations.

Our failure to identify, sign, and retain clients could adversely affect our business.

We derive substantial revenue from the engagements, sponsorships, licensing rights, and distribution agreements entered into by the clients with whom we work. We depend on identifying, signing, and retaining as clients those artists, athletes, models, and businesses whose identities or brands are in high demand by the public and, as a result, are deemed to be favorable candidates for engagements. Our competitive position is dependent on our continuing ability to attract, develop, and retain clients whose work is likely to achieve a high degree of value and recognition as well as our ability to provide such clients with sponsorships, endorsements, professional contracts, productions, events, and other opportunities. Our failure to attract and retain these clients, an increase in the costs required to attract and retain such clients, or an untimely loss or retirement of these clients could adversely affect our financial results and growth prospects. We have not entered into written agreements with many of the clients we represent. These clients may decide to discontinue their relationship with us at any time and without notice. In addition, the clients with whom we have entered into written contracts may choose not to renew their contracts with us on reasonable terms or at all or they may breach or seek to terminate these contracts. If any of our clients decide to discontinue their relationships with us, whether they are under a contract or not, we may be unable to recoup costs expended to develop and promote them and our financial results may be adversely affected. Further, the loss of such clients could lead other of our clients to terminate their relationships with us.

We derive substantial revenue from the sale of multimedia rights, licensing rights, and sponsorships. A significant proportion of this revenue is dependent on our commercial agreements with entertainment and sports events. Our failure to renew or replace these key commercial agreements on similar or better terms could have an adverse effect on our business, financial condition and results of operations.

Our business involves potential internal conflicts of interest due to the breadth and scale of our platform.

Increasingly, we must manage actual and potential internal conflicts of interest in our business due to the breadth and scale of our platform. Different parts of our business may have actual or potential conflicts of interest with each other, including our client representation, media production, events production, owned sports properties, sponsorship, and content development businesses. Although we attempt to manage these conflicts appropriately, any failure to adequately address or manage internal conflicts of interest could adversely affect our reputation, and the willingness of clients and third parties to work with us may be affected if we fail, or appear to fail, to deal appropriately with actual or perceived internal conflicts of interest, which could have an adverse effect on our business, financial condition, and results of operations.

The markets in which we operate are highly competitive, both within the United States and internationally.

We face competition from a variety of other domestic and foreign companies. We face competition from alternative providers of the content, services, and events we and our clients offer and from other forms of entertainment and leisure activities in a rapidly changing and increasingly fragmented environment. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our content, live events, clients, or key brands, which could have an adverse effect on our business, financial condition, and results of operations.

We depend on the continued service of the members of our executive management and other key employees, as well as management of acquired businesses, the loss or diminished performance of whom could adversely affect our business.

Our performance is substantially dependent on the performance of the members of our executive management and other key employees, as well as management of acquired businesses. We seek to acquire businesses that have strong management teams and often rely on these individuals to conduct day-to-day operations and pursue growth. Although we have entered into employment and severance protection agreements with certain members of our senior management team and we typically seek to sign employment agreements with the management of acquired businesses, we cannot be sure that any member of our senior management or management of the acquired businesses will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, have a negative impact on our revenues and the effective working relationships that our executive management have developed, and cause employee morale problems and the loss of additional key employees, agents, managers, and clients.

We depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners, as well as corporate sponsors.

A key component of our success is our relationships with television and cable networks, satellite providers, digital streaming and other distribution partners, as well as corporate sponsors. We are dependent on maintaining these existing relationships and expanding upon them to ensure we have a robust network with whom we can work to arrange multimedia rights sales and sponsorship engagements, including distribution of our owned, operated, or represented events. Our television programming for our owned, operated, and represented events is distributed by television and cable networks, satellite providers, PPV, digital streaming, and other media. Because a portion of our revenues are generated, directly and indirectly, from this distribution, any failure to maintain or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us, or the failure to enter into new distribution opportunities on terms favorable to us could adversely affect our business. We regularly engage in negotiations relating to substantial agreements covering the distribution of our television programming by carriers located in the United States and abroad. We have an important relationship with ESPN as they are the exclusive domestic home to all UFC events. We have agreements with multiple PPV providers globally and distribute a portion of our owned, operated, or represented events through PPV, including certain events that are sold exclusively through PPV. Any adverse change in these relationships or agreements, including as a result of U.S., EU and U.K. trade and economic sanctions and any counter-sanctions enacted by such sanctioned countries (e.g., Russia), or a deterioration in the perceived value of our clients, sponsorships, or these distribution channels could have an adverse effect on our business, financial condition and results of operations.

Owning and managing certain events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. If the live events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing certain live events for which we sell media and sponsorship rights, ticketing and hospitality, such as UFC's events, the Miami Open and Madrid Open, the Professional Bull Riders' events, and On Location's experiences. Organizing and operating a live event involves significant financial risk as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often agree to pay a fixed guaranteed amount prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these up-front costs, fail to generate the anticipated revenue, and be forced to issue refunds for media and sponsorship rights, advertising fees, and ticket sales. If we are forced to postpone a planned event, we could incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue, and may have to refund fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation, performers failing to participate, as well as operational challenges caused by extraordinary incidents, such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics, or similar events. Such incidents have been shown to cause a nationwide disruption of commercial and leisure activities. We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient and no longer covers a pandemic and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

Our recent acquisitions have caused us to grow rapidly, and we will need to continue to make changes to operate at our current size and scale. We may face difficulty in further integrating the operations of the businesses acquired in our recent transactions, and we may never realize the anticipated benefits and cost synergies from all of these transactions. If we are unable to manage our current operations or any future growth effectively, our business could be adversely affected.

Our recent acquisitions have caused us to grow rapidly, and we may need to continue to make changes to operate at our current size and scale. If we fail to realize the anticipated benefits and cost synergies from our recent acquisitions, or if we experience any unanticipated or unidentified effects in connection with these transactions, including write-offs of goodwill, accelerated amortization expenses of other intangible assets, or any unanticipated disruptions with important third-party relationships or the inability to maintain effective internal control over financial reporting, our business, financial condition, and results of operations could be adversely affected. Moreover, our recent acquisitions involve risks and uncertainties including, without limitation, those associated with the integration of operations, financial reporting, technologies and personnel, and the potential loss of key employees, agents, managers, clients, customers, or strategic partners. Because the integration of the businesses acquired in our recent transactions have and will require significant time and resources, and we may not be able to manage the process successfully, these acquisitions may not be accretive to our earnings and they may negatively impact our results of operations. If our operations continue to grow, we will be required, among other things, to upgrade our management information systems and other processes and to obtain more space for our expanding administrative support and other headquarters personnel. Our continued growth could strain our resources and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could result in the erosion of our brand image and reputation and could have an adverse effect on our business, financial condition, and operating results.

We may be unsuccessful in our strategic acquisitions, investments and commercial agreements, and we may pursue acquisitions, investments or commercial agreements for their strategic value in spite of the risk of lack of profitability.

We face significant uncertainty in connection with acquisitions, investments, and commercial agreements. To the extent we choose to pursue certain commercial, investment, or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates, investments, or commercial partners, our ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors, including our ability to obtain financing on acceptable terms, requisite governmental approvals, as well as the factors discussed below. Additionally, we may decide to make or enter into acquisitions, investments, or commercial agreements with the understanding that such acquisitions, investments, or commercial agreements will not be profitable, but may be of strategic value to us. Our current and future acquisitions, investments, including existing investments accounted for under the equity method, or commercial agreements may also require that we make additional capital investments in the future, which would divert resources from other areas of our business. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

We may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring a company, making an investment or entering into a commercial agreement and, as such, may not obtain sufficient warranties, indemnities, insurance, or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on our business, operating results, or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and commercial arrangements that we may pursue could result in dilutive issuances of equity securities and the incurrence of further debt.

Our compliance with regulations may limit our operations and future acquisitions.

We are also subject to laws and regulations, including those relating to antitrust, that could significantly affect our ability to expand our business through acquisitions or joint ventures. For example, the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice with respect to our domestic acquisitions and joint ventures, and the European Commission, the antitrust regulator of the European Union (the "E.U."), with respect to our European acquisitions and joint ventures, have the authority to challenge our acquisitions and joint ventures on antitrust grounds before or after the acquisitions or joint ventures are completed. State agencies, as well as comparable authorities in other countries, may also have standing to challenge these acquisitions and joint ventures under state or federal antitrust law. Allegations of, or adverse rulings relating to, a failure to comply with all applicable laws and regulations could result in, among other things, regulatory actions or legal proceedings against us, the imposition of fines, penalties, or judgments against us, or significant limitations on our activities. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines, actions or legal proceedings against us. Gaming authorities may levy fines against us or seize certain of our assets or refuse to issue or renew, suspend, revoke, condition or limit our licenses if we violate gaming regulations. In addition, the regulatory environment in which we operate is subject to change. New or revised requirements imposed by governmental regulatory authorities could have adverse effects on us, including increased costs of compliance. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities.

Our business and operations are subject to a variety of regulatory requirements in the United States and abroad, including, among other things, with respect to labor, tax, import and export, anti-corruption, data privacy and protection and communications monitoring and interception. Compliance with these regulatory requirements may be onerous and expensive, especially where these requirements are or may be inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business. Our policies and procedures designed to achieve compliance with these laws and regulations cannot guarantee that we or our personnel will not violate applicable laws and regulations or our policies regarding the same.

We and certain of our affiliates, major stockholders (generally persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities), directors, officers, and key employees are also subject to extensive background investigations and suitability standards in our businesses. Our failure, or the failure of any of our major stockholders, directors, officers, key employees, products, or technology, to obtain or retain a required license or approval in one jurisdiction could negatively impact our ability (or the ability of any of our major stockholders, directors, officers, key employees, products, or technology) to obtain or retain required licenses and approvals in other jurisdictions.

We share control in joint venture projects, other investments, and strategic alliances, which limits our ability to manage third-party risks associated with these projects.

We participate in a number of joint ventures, other non-controlling investments, and strategic alliances and may enter into additional joint ventures, investments, and strategic alliances in the future. In these joint ventures, investments, and strategic alliances, we often have shared control over the operation of the assets and businesses. As a result, such investments and strategic alliances may involve risks such as the possibility that a partner in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, additional capital contributions, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position, and cash flows of our joint ventures and other investments. Any deficiencies in their internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our Class A common stock. Additionally, if our joint ventures and other investments are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

The impact of COVID-19 could adversely affect our business, financial condition and results of operations.

COVID-19 is still impacting certain countries and communities. While activity has resumed in all of our businesses and restrictions in locations where we operate have been lessened or lifted in most cases, such restrictions could in the future be increased or reinstated. We will continue to assess the situation, including abiding by any new government-imposed restrictions, market by market. We are unable to accurately predict the ultimate impact that COVID-19 will have on our operations going forward due to the aforementioned uncertainties.

Our key personnel may be adversely impacted by immigration restrictions and related factors.

Our ability to retain our key personnel is impacted, at least in part, by the fact that a portion of our key personnel in the United States is comprised of foreign nationals who are not United States citizens. In order to be legally allowed to work in the United States, these individuals generally hold immigrant visas (which may or may not be tied to their employment with us) or green cards, the latter of which makes them permanent residents in the United States.

The ability of these foreign nationals to remain and work in the United States is impacted by a variety of laws and regulations, as well as the processing procedures of various government agencies. Changes in applicable laws, regulations, or procedures could adversely affect our ability to hire or retain these key personnel and could affect our costs of doing business and our ability to deliver services to our clients. In addition, if the laws, rules or procedures governing the ability of foreign nationals to work in the United States were to change or if the number of visas available for foreign nationals permitted to work in the United States were to be reduced, our business could be adversely affected, if, for example, we were unable to retain an employee who is a foreign national.

Corresponding issues apply with respect to our key personnel working in countries outside of the United States relating to citizenship and work authorizations. Similar changes in applicable laws, regulations or procedures in those countries could adversely affect our ability to hire or retain key personnel internationally.

The business of our agents and managers and the clients we represent is international in nature and may require them to frequently travel or live abroad. The ability of our key personnel and talent to travel internationally for their work is impacted by a variety of laws and regulations, policy considerations of foreign governments, the processing procedures of various government agencies and geopolitical actions, including war and terrorism (for example, the conflict involving Russia and Ukraine), or natural disasters including earthquakes, hurricanes, floods, fires, as well as pandemics, such as the COVID-19 pandemic. In addition, our productions and live events internationally subject us to the numerous risks involved in foreign travel and operations and also subject us to local norms and regulations, including regulations requiring us to obtain visas for our key personnel and, in some cases, hired talent. Actions by the clients we represent that are out of our control may also result in certain countries barring them from travelling internationally, which could adversely affect our business. If our key personnel and talent were prevented from conducting their work internationally for any reason, it could have an adverse effect on our business, financial condition, and results of operations.

We rely on technology, such as our information systems, to conduct our business. Failure to protect our technology against breakdowns and security breaches could adversely affect our business.

We rely on technology, such as our information systems, content distribution systems, ticketing systems, and payment processing systems, to conduct our business. This technology is vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners, and vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, "hacktivists," nation states, and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

There can be no assurance that our efforts to protect our confidential and personal information and that of our clients and other business relationships and our investments in information technology will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential or personal information. Such incidents could adversely affect our business operations, reputation, and client relationships. Any such breach could require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines, compensation and/or damages liabilities. Although we maintain an insurance policy that covers data security, privacy liability, and cyber-attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of confidential or personal information. For example, the California Consumer Privacy Act of 2018 (the "CCPA"), imposes a private right of action for security breaches that could lead to some form of remedy including regulatory scrutiny, fines, private right of action settlements, and other consequences. As a further example, where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alternation, unauthorized disclosure of, or access to, personal data in respect of which we are a controller or processor under the GDPR (as defined below), this could result in fines of up to €20.0 million or 4% of annual global turnover under the EU GDPR (as defined below) or £17.50 million and 4% of total annual revenue in the case of the UK GDPR (as defined below). We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

Furthermore, we have a large number of operating entities throughout the world and, therefore, operate on a largely decentralized basis. We are also in the process of integrating the technology of our acquired companies and likewise may acquire technologies of companies we may acquire in the future. The resulting size and diversity of our technology systems, as well as the systems of third-party vendors with whom we contract, increase the vulnerability of such systems to breakdowns and security breaches. In addition, we rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, our reputation and the success of our live events. We also rely on technology to provide our digital offerings, live streaming, and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and those of our third-party vendors. Any significant interruption or failure of the technology upon which we rely, or any significant breach of security, could result in decreased performance and increased operating costs (including refunds to impacted end users), adversely affecting our business, financial condition, reputation and results of operations.

In addition, our use of technology systems and applications presents the potential for further vulnerabilities. For instance, we may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing, and swatting. We cannot assure you that our internal policies in place to protect against these vulnerabilities will be successful or that we will not be adversely affected should one of these events occur.

Unauthorized disclosure of sensitive or confidential client or customer information could harm our business and standing with our clients and customers.

The protection of our client, customer, employee, and other company data is critical to us. We collect, store, transmit, and use personal information relating to, among others, our clients, IMG Academy students, campers and visitors, employees, consumers, and event participants. We also collect certain data through several of our businesses, which may include a range of talent and production information and data provided to us by our clients and vendors. As a result of the COVID-19 pandemic, we also collect certain COVID-related health and wellness information about our employees and others. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential client and customer information. Our facilities and systems, and those of our third-party service providers, may be threatened by or become the target of security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors, or other similar events. We have had and in the future may have breaches of our security systems and unauthorized access to sensitive and confidential information. Any security breach involving the misappropriation, loss or other unauthorized disclosure of employee, client or customer information, whether by us or our third-party service providers, could damage our reputation, result in the loss of clients and customers, expose us to risk of litigation and liability or regulatory investigations or actions, disrupt our operations, and harm our business. In addition, as a result of recent security breaches, the media and public scrutiny of information security and privacy has become more intense. As a result, we may incur significant costs to change our business practices or modify our service offerings in connection with the protection of personally identifiable information as well as implementing future information security standards.

We also seek to protect trade secrets, confidential information, personal information and other proprietary information, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such information, such as our employees, collaborators, consultants, advisors and other third parties. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology, information and processes. Further, despite these efforts, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information as any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Defending a claim that a party illegally disclosed or misappropriated a trade secret or confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Regulatory action for alleged privacy violations could result in significant fines, orders to cease data processing or other penalties.

Regulators may impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, storage, and disposal of personal or sensitive information around the world, including the European Economic Area ("EEA"). As a result, our business is subject to complex and continually evolving (and at times conflicting) U.S. (federal and state) and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

For example, in Europe, we are subject to the General Data Protection Regulation 2016/679 and applicable national supplementing laws ("EU GDPR") and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the U.K. General Data Protection Regulation and Data Protection Act of 2018 ("UK GDPR", and together with the EU GDPR, the "GDPR"). The GDPR creates requirements for in-scope businesses regarding personal data, broadly defined as information relating to an identifiable person. Non-compliance carries potential significant monetary penalties of up to the higher of 4% of a company's worldwide annual turnover or €20 million/£17.5 million under the EU GDPR and UK GDPR, respectively; we may also face orders to cease/ change our processing of personal data, as well as civil claims (including class actions), enforcement notices, assessment notices (for a compulsory audit) and reputational damage.

Under the GDPR, and other privacy regimes globally, we are subject to rules regarding cross-border transfers of personal data. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and United Kingdom to the U.S. and other jurisdictions. For example, on July 16, 2020, the Court of Justice of the European Union invalidated the EU-US Privacy Shield Framework, under which personal data could be transferred from the EEA to relevant self-certified U.S. entities, and further noted that reliance on the Standard Contractual Clauses alone (a standard, non-negotiable form of contract approved by the European Commission as an adequate personal data transfer mechanism, and a potential alternative to the Privacy Shield Framework) may not necessarily be sufficient in all circumstances. Subsequent European court and regulatory decisions have taken a restrictive approach to international data transfers.

We currently rely on the standard contractual clauses together with transfer impact assessments to transfer personal information outside the EEA and the UK, including to the United States. As supervisory authorities within the EEA issue further guidance on international data transfers under the GDPR, and as enforcement actions continue, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or it could affect our operations and the manner in which we provide our services (e.g. we may have to stop using certain tools and vendors and make other operations changes). There can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws.

In addition, as discussed above, the CCPA imposes significant data privacy and potential statutory damages related to data protection for the data of California residents. The effects of this legislation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur significant costs and expenses in an effort to comply. Further, on November 3, 2020, the California Privacy Rights Act (the "CPRA") was voted into law by California residents. The CPRA, which went into effect on January 1, 2023 and becomes enforceable on July 1, 2023, significantly amends the CCPA and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of personal and sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The CCPA has encouraged "copycat" or other similar data privacy laws to be considered and proposed in other states across the country. For example, in March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the "VCDPA"), which took effect on January 1, 2023. The VCDPA creates consumer rights, similar to the CCPA, and imposes corresponding obligations on covered companies, relating to the access to, deletion of, and disclosures of personal data collected by covered businesses about Virginia residents. The VCDPA provides for civil penalties for violations that are enforceable by the Virginia Attorney General. Further, Colorado, Utah and Connecticut have enacted the Colorado Privacy Act ("CPA"), the Utah Consumer Privacy Act (the "UCPA"), and the Connecticut Data Privacy Act (the "CTDPA"), respectively, which will each go into effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws. Some observers have noted that these laws are the beginning of a trend toward more stringent data privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. Further, broad federal data privacy legislation also has been proposed. Recent, new, and proposed state and federal legislation relating to data privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional compliance programs, could impact strategies and availability of previously useful information, and could result in increased compliance costs and/or changes in business practices and policies.

Our global reach means we are subject to other privacy regimes, and new laws are being enacted all the time, including laws which may have potentially conflicting requirements that would make compliance challenging. If the trend of increasing enforcement by regulators of the strict approach to the interpretation and implementation of such laws as reflected in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to better understand users. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies and privacy activists are referring non-compliant companies to regulators. If the trend of increasing enforcement by regulators of the strict approach including opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.

Any failure to comply with data protection laws and/or regulations that results in a data security breach could require notifications to data subjects and/or owners under federal, state and/or international data breach notification laws and regulations. The effects of any applicable U.S. state, U.S. federal and international laws and regulations that are currently in effect or that may go into effect in the future, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such laws and regulations. Responding to allegations of non-compliance, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with one another or inconsistent with our existing data management practices or the features of our products and services. Any actual or perceived failure to comply with these and other data protection and privacy laws and regulations could result in regulatory scrutiny and increased exposure to the risks of litigation or the imposition of consent orders, resolution agreements, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could harm our business. In addition, we, our third-party service providers or customers could be required to fundamentally change our business activities and practices or modify our products and services, which could harm our, our customers' or our third-party service providers' businesses. Any of the foregoing could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in brands associated with our business such as "Endeavor," "WME," "William Morris Endeavor," "IMG" and "UFC" in an attempt to obtain and protect our public recognition. These brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our trademarks, copyright, and other intellectual property rights are critical to our success and our competitive position. During trademark registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. Our intellectual property rights may be challenged, opposed, and/or invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. In addition, we may seek to oppose, cancel and/or invalidate a third party's intellectual property rights if we deem such intellectual property violates our rights. If we fail to secure intellectual property rights or maintain our intellectual property, our competitors might be able to enter the market, which would harm our business. Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our global scope, so we are susceptible to others (including third party licenses) infringing, diluting or misappropriating our intellectual property rights. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect such intellectual property. In addition, we may be required to forgo protections or rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect loss of rights in these assets could negatively impact our business. We cannot guarantee that the available legal steps we have taken, and take in the ordinary course of business, to reasonably protect our intellectual property will be successful or predict whether these steps will be adequate to prevent infringement or misappropriation of these rights.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings with respect to some of our intellectual property or third-party intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand, rebrand or obtain non-infringing intellectual property (such as through a license), which may not be available on commercially reasonable terms, if at all, or may be non-exclusive, thereby giving our competitors and other third parties access to the same intellectual property rights licensed to us), it could result in harm to our competitive position and could adversely affect our business and financial condition. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments related to our intellectual property and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on the market price of our common stock. Any adverse ruling or perception of an adverse ruling in defending our intellectual property rights could have an adverse impact on our cash position and stock price. Such litigation or proceedings could increase our operating losses and reduce the resources available for development activities or future sales, marketing or distribution activities. If we are found to infringe, misappropriate or otherwise violate a third party's intellectual property rights, and we are unsuccessful in demonstrating that such rights are invalid or unenforceable, we may be required to pay substantial damages, including treble damages and attorneys' fees for willful infringement, or pay substantial royalties and other fees.

We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations. Through new and existing legal and illegal distribution channels, consumers have increasing options to access entertainment video. Our technology, data and intellectual property are subject to a heightened risk of theft or compromise to the extent that we engage in operations outside the United States, particularly in those jurisdictions that do not have comparable levels of protection of proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how and customer information and records. Piracy, in particular, threatens to damage our business. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. The success of our streaming video solutions (e.g., FIGHT PASS) is directly threatened by the availability and use of pirated alternatives. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues on these acquisitions.

In the event of a bankruptcy, our intellectual property licenses could be affected in numerous ways. There is a concern that a bankruptcy can result in us losing intellectual property rights. Although some protections are granted via the United States Bankruptcy Code, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks. Because we rely heavily on the licensing of trademarks, we are at risk of losing rights in the event of a bankruptcy.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

- political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

- more restrictive or otherwise unfavorable government regulation of the entertainment, sports and sports betting industries, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

- limitations on the enforcement of intellectual property rights;

- enhanced difficulties of integrating any foreign acquisitions;

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- limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

- adverse tax consequences;

- less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

- limitations on technology infrastructure;

- variability in venue security standards and accepted practices; and

- difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost efficient basis.

If our goodwill or intangible assets become impaired, we may be required to record an additional significant charge to earnings.

We review our goodwill for impairment annually as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Adverse impacts to our business could result in additional impairments and additional significant charges to earnings.

Participants and spectators in connection with our live entertainment and sports events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live entertainment and sports events, causing a decrease in our revenue.

There are inherent risks to participants and spectators involved with producing, attending, or participating in live entertainment and sports events. Injuries and accidents have occurred and may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our entertainment and sports events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses. The physical nature of many of our live sports events exposes the athletes that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in certain of our live sports events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may seek coverage under our accident insurance policies, if available, or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes while competing, to the extent not covered by our insurance, could adversely affect our business, financial condition, and operating results.

We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

- licensing laws for talent agencies, such as California's Talent Agencies Act and the New York General Business Law;

- licensing laws for athlete agents;

- licensing laws for the promotion and operation of MMA events;

- licensing laws for the supply of sports betting data, gaming software, and other products to gambling operators;

- licensing, permitting and zoning requirements for operation of our offices, locations, venues, and other facilities;

- health, safety, and sanitation requirements;

- the service of food and alcoholic beverages;

- the welfare and protection of animals;

- working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations;

- human rights and human trafficking, including compliance with the U.K. Modern Slavery Act and similar current and future legislation;

- our employment of youth workers and compliance with child labor laws;

- compliance with the U.S. Americans with Disabilities Act of 1990 and the U.K.'s Disability Discrimination Act 1995;

- compliance with the FCPA, the Bribery Act and similar regulations in other countries;

- compliance with applicable antitrust and fair competition laws;

- compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or restrict our ability to do business with specific individuals or entities or in specific countries or territories;

- compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

- marketing activities;

- environmental protection regulations;

- compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

- compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

- tax laws; and

- imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage, and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us, including suspension or revocation proceedings relating to licenses we are required to maintain to conduct our business. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. There can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs, or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at our events, particularly relating to drugs and alcohol or the spread of the COVID-19 virus.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate in industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents, or managers could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers, or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise.

We are also required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with, individuals and entities subject to sanctions, including sanctions arising from the conflict involving Russia and Ukraine. We cannot guarantee that our efforts to remain in compliance with sanctions requirements will be successful. Any violation of anti-corruption or sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

We, as with other companies, are facing increasing scrutiny related to our environmental, social and governance ("ESG") practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. While we may at times engage in voluntary initiatives, such initiatives may be costly and may not have the desired effect. For example, we may not ultimately be able to achieve any initiatives or commitments we undertake due to cost, technological constraints, or other factors outside of our control. Moreover, actions or statements that we may take based on expectations or assumptions that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our business, brand or reputation may be negatively impacted and subject to investor or regulator engagement regarding such matters. Furthermore, some market participants, including major institutional investors, may also use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Operating in more than one jurisdiction may make our compliance with any applicable ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also cause additional impacts on our business, financial condition, or results of operations.

We are signatory to certain franchise agreements of unions and guilds and are subject to certain licensing requirements of the states in which we operate. We are also signatories to certain collective bargaining agreements and depend upon unionized labor for the provision of some of our services. Our clients are also members of certain unions and guilds that are signatories to collective bargaining agreements. Any expiration, termination, revocation or non-renewal of these franchises, collective bargaining agreements, or licenses and any work stoppages or labor disturbances could adversely affect our business.

Certain of our businesses, clients, or employees at some of the locations in which we operate are subject to collective bargaining and/or franchise agreements. These collective bargaining and/or franchise agreements regularly expire and require negotiation in the ordinary course of business. Upon the expiration of any of these collective bargaining and/or franchise agreements, however, we, the trade associations with which we are affiliated, and/or our clients' unions may be unable to negotiate new collective bargaining and/or franchise agreements on satisfactory terms or at all. Our operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating. Certain of such unions and guilds have in the past gone on strike, and in the future may do so again. In addition, our operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize one or more groups of employees (even if not employed by us) at a venue even though we do not currently have unionized labor at that venue. There have also been efforts to unionize the MMA athletes that participate in UFC's events. A work stoppage at one or more of our operated venues or at our promoted events could have an adverse effect on our business, financial condition, and results of operations. We cannot predict the effect that a potential work stoppage would have on our business.

We are party to certain collective bargaining agreements that require contributions to various multiemployer pension, health, and welfare plans that cover unionized employees. Required contributions to these plans could unexpectedly increase during the term of a collective bargaining agreement due to the Employee Retirement Income Security Act of 1974, as amended, which requires additional contributions to be made when a pension fund enters into critical status, which may occur for reasons that are beyond our control. In addition, we may be required by law to fulfill our pension withdrawal liability with respect to any multiemployer pension plans from which we may withdraw or partially withdraw. Our potential withdrawal liability will increase if a multiemployer pension plan in which we participate has significant underfunded liabilities. Any unplanned multiemployer pension liabilities could have an adverse effect on our business, financial condition, and results of operations.

Our talent agency business is and was signatory, directly or through a trade association, The Association of Talent Agents ("ATA"), to certain franchise agreements with the unions and guilds that represent certain of its clients (for example, with the Directors Guild of America). The agency is also subject to licensing and other requirements of certain states in which we operate. Our ability to maintain, renew, or operate without such licenses and franchises is not guaranteed. For example, the Writer's Guild of America East and the Writer's Guild of America West (collectively, the "WGA"), terminated its previous 1976 franchise agreement, the Artists' Manager Basic Agreement, with the ATA, effective April 6, 2019 and while the parties were attempting to negotiate a new franchise agreement, the WGA instructed its members to terminate writing representation services. We signed a new franchise agreement and side letter directly with the WGA on February 5, 2021 (the "Franchise Agreements").

The Franchise Agreements include terms that, among other things, prohibit us from (a) negotiating packaging deals after June 30, 2022 and (b) having more than a 20% non-controlling ownership or other financial interest in, or being owned or affiliated with any individual or entity that has more than a 20% non-controlling ownership or other financial interest in, any entity or individual engaged in the production or distribution of works written by WGA members under a WGA collective bargaining agreement (any such entity or individual, a "Restricted Production Entity" and the restrictions set forth in clause (b), the "Restricted Production Entity Limit"). In connection with Endeavor's sale of 80% of the scripted portion of the Endeavor Content business (now operating under the name Fifth Season), which closed in January 2022, Endeavor reduced its ownership in Restricted Production Entities to 20%. As a result, Endeavor came into compliance with the Restricted Production Entity Limit under the Franchise Agreements.

The potential consequences of any failure to comply with the Franchise Agreements may include, among other things, WGA's termination of the Franchise Agreements, and, as a result, WGA member clients' termination of WME as their agency for writing representation services.

Furthermore, the Restricted Production Entity Limit set forth in the Franchise Agreements applies to WME, its agents, employees, partners, principals and shareholders, other than a de minimis holder of general stock (defined as a shareholder that (i) does not hold more than 5% of Endeavor and (ii) does not have voting or other control of the operation or management of Endeavor (a "De Minimis Shareholder")). We do not have control over who acquires our shares in the public markets and cannot limit the percentage of our shares held by any given shareholder. In the event that a shareholder of the Company (other than a De Minimis Shareholder) acquires a greater than 20% ownership or other financial interest in a Restricted Production Entity, we would also be in violation of the Franchise Agreements and the potential consequences set forth above would similarly apply.

The outcome of any similar disputes with unions or guilds that represent our clients, including the commercial landscape that will exist in the future with our clients after such disputes, could have an adverse effect on our business. As with the WGA dispute, any revocation, non-renewal or termination of our or our clients' franchises or licenses, including but not limited to the Franchise Agreements, including the limitation on our client representation business' ability to generate new future packaging revenues or its ability to affiliate with other Endeavor companies that produce content, or any disputed application of, or unexpected change in franchise or licensing requirements (whether applicable to us, our clients or otherwise), could have an adverse effect on our business, financial condition, and results of operations.

We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing, whether in connection with our capital improvements, acquisitions, or otherwise. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. For example, if borrowings available under our first lien credit agreement entered into by certain of our subsidiaries in May 2014 in connection with the acquisition of IMG (as amended, restated, modified and/or supplemented from time to time, the "Credit Facilities") and UFC Holdings, LLC's term loan and revolving credit facilities (the "UFC Credit Facilities" and, collectively with the Credit Facilities, the "Senior Credit Facilities"), or borrowings under certain of our other debt facilities, are insufficient or unavailable at a reasonable cost, we may be required to adopt one or more alternatives to raise cash, such as incurring additional indebtedness, selling our assets, seeking to raise additional equity capital, or restructuring, which alternatives may not be available to us on favorable terms when required, or at all. Any of the foregoing could have a material adverse effect on our business. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Class A common stock, and our then existing stockholders may experience dilution.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our reputation or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. UFC is currently named in five related class-action lawsuits filed against it alleging that UFC violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA fighters' services. Additionally, IMG is currently named in four claims against it in Milan, Italy alleging anti-competitive practices. See Part I, Item 3., "Legal Proceedings." If we are unable to resolve these or other matters favorably, our business, operating results, and our financial condition may be adversely affected.

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition.

Risks Relating to Legal, Political or Other Regulatory Factors Impacting our Sports Betting Businesses

Our businesses in the sports betting industry are subject to strict government regulations that may limit our existing operations, have an adverse impact on our ability to grow, affect our license eligibility, result in us amending our constituent documents, including our certificate of incorporation and bylaws, to allow for the restriction of stock ownership by certain persons or entities, including providing for the non-consensual redemption of shares under certain circumstances, and expose us to fines or other penalties.

In the United States and many other countries, the provision of sports betting products and services by certain of our businesses is subject to extensive and evolving regulation. These regulatory requirements vary from jurisdiction to jurisdiction. Therefore, we are subject to a wide range of complex laws and regulations in the jurisdictions in which we are licensed or operate. Most jurisdictions require that we be licensed, that our key personnel and certain of our security holders and customers be found suitable or be licensed, and that many of our products (including software) be reviewed and approved before they are offered to the public. Licenses, approvals or findings of suitability may be revoked, suspended or conditioned. If a license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary license, approval or finding of suitability, or if it is granted and subsequently suspended or revoked, then we may be temporarily or permanently prohibited from providing our products or services for use in the particular jurisdiction, as well as face repercussions in other jurisdictions up to and including license revocation. We may also become subject to regulation in any new jurisdictions in which we decide to operate in the future, including due to expansion of a customer's operations. Gaming authorities may levy fines against us or seize certain of our assets if we violate gaming regulations.

To ensure our ability to meet with regulatory requirements, including those applicable to our security holders, we may adopt changes to our constituent documents, including amending our articles of incorporation and our bylaws to allow for the restriction of stock ownership by persons or entities (i) who fail to comply with informational requests or other regulatory requirements under applicable gaming laws, (ii) who are found or are likely to be found unsuitable to hold our stock by gaming authorities, or (iii) whose stock ownership adversely affects or may adversely affect our ability to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gaming authority. Such changes to our constituent documents may include requirements that certain security holders submit to the licensing procedures and background investigations of the authorities that regulate our businesses and may provide mechanisms for the non-consensual redemption of shares and removal of a security holder who is or may be found unsuitable or fails to comply with regulatory requirements under applicable gaming laws. Any such changes to our constituent documents may inhibit potential investors from becoming significant stockholders or inhibit existing stockholders from retaining or increasing their ownership.

While we currently hold all state and local licenses and related approvals necessary to conduct our present gaming operations, we must periodically apply to renew many of our licenses and registrations. Additionally, our key employees, officers, directors, and certain shareholders must also undergo licensing or suitability investigations. We cannot assure that we will be able to obtain or maintain the necessary licenses or approvals or that the licensing process will not result in delays in or adversely affect our operations. The failure to obtain or retain a required license or approval in any jurisdiction would decrease the geographic areas where we are permitted to operate and generate revenue, may limit our ability to obtain a license in other jurisdictions and may put us at a disadvantage relative to our competitors.

In addition, we are required to provide information relating to our operations to various gaming regulatory agencies. A failure to provide accurate information could result in the imposition of fines or other penalties by the relevant regulatory authority. Furthermore, if additional laws or regulations are adopted or existing laws or regulations are amended or interpreted differently, these regulations could impose additional restrictions or costs that could have a significant adverse effect on us.

We cannot assure that authorities will not seek to restrict our sports betting businesses in their respective jurisdictions or institute enforcement proceedings against us. Further, we cannot assure that any instituted enforcement proceedings will be favorably resolved, or that such proceedings will not have a material adverse impact on our ability to retain and renew existing licenses or to obtain new licenses in other jurisdictions. Our reputation may also be damaged by any legal or regulatory investigation, regardless of whether or not we are ultimately accused of, or found to have committed, any violation.

We may also be required under applicable gaming laws and regulations to obtain approval of applicable gaming authorities to issue securities, incur debt and undertake other financing activities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which we operate. We and certain of our affiliates, major stockholders (generally persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities), directors, officers and key employees are also subject to extensive background investigations and suitability standards in our businesses. Gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Moreover, gaming authorities with jurisdiction over our operations may, in their discretion, require a holder of any securities issued by us to file applications, be investigated, and be found suitable to own our securities, and, if a holder is found unsuitable, we could be sanctioned, including with the loss of approvals that are required for us to continue our gaming operations in the relevant jurisdictions, if such unsuitable person does not timely sell our securities.

Additionally, there are instances in which a state in which a Native American tribe conducts Class III gaming activities disagrees with such tribe regarding the regulation of gaming, including the regulation of gaming suppliers. In those instances, we make every effort to comply with both state and tribal regulations and fulfill our contractual obligations. However, there may be situations where any such disagreement impedes or creates uncertainty with respect to our ability to supply gaming products and services to such tribal customer or customer that serves Native American tribes or otherwise negatively impacts our relationship with such customer or gaming regulators. There are additional complexities that may impact disputes or other interactions with Native American tribe customers. For example, Native American tribes generally enjoy sovereign immunity from lawsuits, similar to the sovereign immunity enjoyed by the individual states and the United States. In addition, certain commercial agreements with Native American tribes are subject to review by regulatory authorities such as the national Indian Gaming Commission, and, among other things, any such review could require substantial modifications to any such agreement we enter into with a Native American tribe customer.

Regulators and investors may perceive sports betting suppliers and operators similarly and consider their respective regulatory risk to be similar.

While operators that directly provide sports betting services to their customers are generally perceived to be exposed to a greater degree of enforcement risk than their suppliers, in some jurisdictions certain laws extend to directly impact such suppliers. Furthermore, a supplier's nexus with a particular jurisdiction may expose it to specific enforcement risks, irrespective of whether there has been an attempt to bring proceedings against any supported operator. In some circumstances, enforcement proceedings brought against an operator may result in action being taken against a supplier (and even brought in the absence of the former). Ultimately, the market may view, or in the future may view, the regulatory risk associated with the business of supplying software and services to sports betting operators as being comparable with the regulatory risk attaching to operators themselves. In such circumstances, there is an associated risk that investors may apply valuation methods to any such supplier that are the same as the valuation methods used to value operators, and which build in the same regulatory risk even though, in many territories, such suppliers would be considered sufficiently removed from the transactional activity to warrant the application of a discrete risk analysis. If suppliers to our sports betting operators suffer financial difficulties from realized regulatory risk, they may not be able to offer their services and products, which could restrict the provision of our services and negatively impact our revenues.

The growth of our Sports Betting businesses will depend on the expansion of online betting and gaming into new jurisdictions and our ability to obtain required licenses.

Our ability to achieve growth in our sports betting businesses will depend, in large part, upon expansion of online betting and gaming into new jurisdictions, the terms of regulations relating to online betting and gaming and our ability to obtain required licenses. Following the 2018 decision of the U.S. Supreme Court to overturn the federal ban on sports betting, a number of jurisdictions in the United States have legalized sports betting and online gaming and we expect that additional jurisdictions may do so in the future. Similarly, many jurisdictions worldwide are legalizing and regulating sports betting and online gaming. Our ability to further expand our sports betting and online operations is partially dependent on the adoption of regulations permitting such activities. However, the expansion of betting and online gaming in new jurisdictions is dependent on a number of factors that are beyond our control and there can be no assurances of when, or if, such regulations will be adopted or of the terms of such regulations, including restrictions, tax rates, and license fees and availability of such licenses.

Legislative interpretation and enforcement of certain gaming regulations could adversely affect financial performance and reputation.

Various gambling regulators have implemented additional responsible and safer gambling measures relating to our sports betting businesses including the implementation of bet limits, deposit limits, bonuses and advertising, which could negatively impact our operations, business, results of operations, cash flows or financial condition, particularly if additional gambling regulators follow suit.

We may not be able to capitalize on the expansion of internet or other forms of digital gaming or other trends and changes in the gaming, social and digital gaming industries, including due to laws and regulations governing these industries.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset is our indirect equity interests in Endeavor Operating Company and, accordingly, we are dependent upon distributions from Endeavor Operating Company to pay taxes and other expenses.

We are a holding company and our principal asset is our indirect ownership of Endeavor Operating Company. We have no independent means of generating revenue. As the indirect sole managing member of Endeavor Operating Company, we generally intend to cause Endeavor Operating Company to make distributions to its equityholders, including the members of Endeavor Operating Company (including Endeavor Profits Units holders) and Endeavor Manager, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Endeavor Operating Company. As the sole managing member of Endeavor Manager, we intend to cause Endeavor Manager, to the extent it is able, to make non-pro rata distributions to us such that we will be able to cover all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreement we entered into in connection with our IPO and other costs or expenses, but we are limited in our ability to cause Endeavor Operating Company to make distributions to its equityholders (including for purposes of paying corporate and other overhead expenses and dividends) under the Senior Credit Facilities. In addition, certain laws and regulations may result in restrictions on Endeavor Manager's ability to make distributions to us, Endeavor Operating Company's ability to make distributions to its equityholders, or the ability of Endeavor Operating Company's subsidiaries to make distributions to it. There are no assurances that Endeavor Operating Company will make distributions sufficient to cover the taxes on its members' allocable share of taxable income, and in some cases, we may not make distributions sufficient for some or all of Endeavor Operating Company's equityholders to pay such taxes.

To the extent that we need funds and Endeavor Manager, Endeavor Operating Company or Endeavor Operating Company's subsidiaries are restricted from making such distributions, under applicable law or regulation, as a result of covenants in the Senior Credit Facilities or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and, as a result, could suffer an adverse effect on our liquidity and financial condition. In certain situations, including where Endeavor Operating Company does not have sufficient cash to make tax distributions to all of its members in the full amount provided for in the Endeavor Operating Company limited liability company agreement ("Endeavor Operating Company LLC Agreement"), tax distributions made to Endeavor Manager may be reduced (relative to those tax distributions made to other members of Endeavor Operating Company) to reflect the income tax rates to which Endeavor Manager and Endeavor Group Holdings are subject and certain other factors. Tax distributions will generally be treated as advances of other distributions made under the Endeavor Operating Company LLC Agreement, but no adjustments will be made to the exchange ratio for members of Endeavor Operating Company or Endeavor Manager who exercise the redemption rights described below to account for prior tax distributions (and tax distributions paid prior to such an exercise of redemption rights will not reduce distributions otherwise payable to Endeavor Manager in respect of Endeavor Operating Company Units acquired in connection with the exercise of such redemption rights).

Under the Endeavor Operating Company LLC Agreement, we generally expect Endeavor Operating Company, from time to time, to make distributions in cash to its equityholders, including the members of Endeavor Operating Company (including the Endeavor Profits Units holders) and Endeavor Manager, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Endeavor Operating Company (however, there are no assurances that Endeavor Operating Company will make distributions sufficient to cover the taxes on its members' allocable share of taxable income, and in some cases, Endeavor Operating Company may not make distributions sufficient for some or all of its equityholders to pay such taxes). We further expect that, under the limited liability company agreement of Endeavor Manager (the "Endeavor Manager LLC Agreement"), Endeavor Manager may make non-pro rata distributions in cash to us using the proceeds it receives from any such tax distributions by Endeavor Operating Company. As a result of (i) potential differences in the amount of net taxable income indirectly allocable to us and to Endeavor Operating Company's other equityholders, (ii) the lower tax rate applicable to corporations as opposed to individuals, (iii) the favorable tax benefits that we anticipate from (a) redemptions or exchanges of Endeavor Operating Company Units (and paired shares of Class X common stock), in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, (b) payments under the tax receivable agreement and (c) the acquisition of interests in Endeavor Operating Company from its equityholders (other than Endeavor Group Holdings and Endeavor Manager) and (iv) the fact that tax distributions made in respect of Endeavor Operating Company Units will generally be made pro rata in respect of such Units as described in the Endeavor Operating Company LLC Agreement, we expect that these tax distributions may be in amounts that exceed our tax liabilities (and/or the tax liabilities of the other members of Endeavor Operating Company), which could have an adverse effect on the liquidity of Endeavor Operating Company and its subsidiaries. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the tax receivable agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Endeavor Operating Company Units or Endeavor Manager Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such cash as dividends on our Class A common stock and instead, for example, hold such cash balances, or lend them to Endeavor Operating Company, this may result in shares of our Class A common stock increasing in value relative to the value of Endeavor Operating Company Units. The holders of Endeavor Operating Company Units may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their Endeavor Operating Company Units (and paired shares of Class X common stock). In addition, our payment of tax distributions to the members of Endeavor Operating Company could result in the distribution of cash out of Endeavor Operating Company that is in excess of what is required to permit the direct or indirect equityholders of Endeavor Operating Company to pay their tax liabilities attributable to their direct or indirect ownership of Endeavor Operating Company, which could have an adverse effect on our liquidity.

We are controlled by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, whose interests in our business may be different than our holders of Class A common stock, and our board of directors has delegated significant authority to an Executive Committee and to Messrs. Emanuel and Whitesell.

Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, as a group, control approximately 92.1% of the combined voting power of our common stock as of December 31, 2022 as a result of their ownership of shares of our Class A common stock and Class X common stock, each share of which is entitled to 1 vote on all matters submitted to a vote of our stockholders, and Class Y common stock, each share of which is entitled to 20 votes on all matters submitted to a vote of our stockholders.

Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders collectively have the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of our Company, and may make some transactions more difficult or impossible without the support of Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, even if such events are in the best interests of minority stockholders. This concentration of voting power may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class Y common stock each have 20 votes per share on matters submitted to a vote of our stockholders, Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will be able to control our Company as long as they own Class Y common stock representing more than a majority of the total voting power of our issued and outstanding common stock, voting together as a single class. As of December 31, 2022, Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will continue to control the outcome of matters submitted to stockholders so long as they collectively hold 119,746,236 shares of Class Y common stock, which represents 17.1% of the outstanding shares of all our common stock outstanding. As of December 31, 2022, holders of Class Y common stock would continue to control the outcome of matters submitted to stockholders where Class Y common stock represents 17.1% of the outstanding shares of all our common stock.

Additionally, prior to a Triggering Event, pursuant to Section 141(a) of the Delaware General Corporation Law ("DGCL"), the Executive Committee will have all of the power and authority (including voting power) of the board of directors. The Executive Committee will have the authority to approve any actions of the Company, except for matters that must be approved by the Audit Committee of the board (or both the Executive Committee and the Audit Committee), or by a committee qualified to grant equity to persons subject to Section 16 of the Exchange Act, for purposes of exempting transactions pursuant to Section 16b-3 thereunder, or as required under Delaware law, SEC rules and the rules of the NYSE. The Executive Committee consists of Messrs. Emanuel and Whitesell and two directors nominated to our board of directors by the Silver Lake Equityholders. The Executive Committee has delegated to Messrs. Emanuel and Whitesell the authority to manage the business of the Company with power and authority to approve any actions of the Company, except for certain specified actions that require the approval of the Executive Committee and as required under Delaware law, SEC rules and NYSE rules.

Messrs. Emanuel's and Whitesell's, Executive Holdcos', and the Silver Lake Equityholders' interests may not be fully aligned with our holders of Class A common stock, which could lead to actions that are not in their best interest. Because Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders hold part of their economic interest in our business through Endeavor Operating Company, rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreement or terminate the tax receivable agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Messrs. Emanuel's and Whitesell's, Executive Holdcos', and the Silver Lake Equityholders' significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which holders of shares of our Class A common stock might otherwise receive a premium for their shares over the then-current market price.

Section 203 of the DGCL may affect the ability of an "interested stockholder" to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an "interested stockholder." An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation contains provisions that will become operative following a Triggering Event and that will have a similar effect to Section 203 of the DGCL, except that they provide that Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders and their respective affiliates and direct and indirect transferees will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended certificate of incorporation provides that, to the fullest extent permitted by law, Endeavor Group Holdings renounces any interest or expectancy in a transaction or matter that may be a corporate opportunity for Endeavor Group Holdings and Messrs. Emanuel and Whitesell (other than in their capacity as officers and employees of the Company), Executive Holdcos, the Silver Lake Equityholders, or any of our non-employee directors have no duty to present such corporate opportunity to Endeavor Group Holdings and they may invest in competing businesses or do business with our clients or customers. To the extent that Messrs. Emanuel and Whitesell, Executive Holdcos, the Silver Lake Equityholders, or our non-employee directors invest in other businesses, they may have differing interests than our other stockholders. In addition, we may in the future partner with or enter into transactions with our pre-IPO investors or their affiliates, including with respect to future investments, acquisitions, and dispositions.

We cannot predict the impact our capital structure and the concentrated control by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indices are considering whether to exclude companies with multiple share classes from their membership. For example, in July 2017, FTSE Russell, a provider of widely followed stock indices, stated that it plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. In addition, in July 2017, S&P Dow Jones, another provider of widely followed stock indices, stated that companies with multiple share classes will not be eligible for certain of their indices. As a result, our Class A common stock will likely not be eligible for these stock indices. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell or S&P Dow Jones in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

We have a substantial amount of indebtedness, which could adversely affect our business.

As of December 31, 2022, we had an aggregate of $5.1 billion outstanding indebtedness under our Senior Credit Facilities, with the ability to borrow up to approximately $405 million more under revolving credit facilities under our Senior Credit Facilities, consisting primarily of availability under the UFC Credit Facilities. Additionally, as of December 31, 2022, we had certain other revolving line of credit facilities and long-term debt liabilities, primarily related to On Location, with total committed amounts of $62.9 million, of which $11.0 million was outstanding and $51.9 million was available for borrowing based on the supporting asset base, and similar to our Senior Credit Facilities, these facilities include restrictive covenants that may restrict certain business operations of the respective businesses who have borrowed from these facilities.

If we cannot generate sufficient cash flow from operations to service this debt, we may need to refinance this debt, dispose of assets, or issue equity to obtain necessary funds. Additionally, our credit rating has in the past and may in the future be downgraded. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

This substantial amount of indebtedness could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

- require us to refinance in order to accommodate the maturity of the term loans under our Credit Facilities in 2025 and the term loans under our UFC Credit Facilities in 2026;

- increase our vulnerability to adverse economic and industry conditions, which could lead to a downgrade in our credit rating and may place us at a disadvantage compared to competitors who may have proportionately less indebtedness;

- increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings; and

- limit our ability to obtain necessary additional financing for working capital, capital expenditures, or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities, and react in an extended economic downturn.

Despite this substantial indebtedness, we may still have the ability to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including our ability to service this indebtedness. In addition, because a portion of the borrowings under our credit facilities bear interest at a variable rate, our interest expense could increase, exacerbating these risks. Of the aggregate principal balance of $5.1 billion outstanding under the Senior Credit Facilities as of December 31, 2022, $2.3 billion has been fixed through interest rate swaps leaving $2.8 billion of floating rate debt under those facilities. A 1% increase in the interest rates charged on the outstanding amount of our floating rate debt would increase our annual interest expense by $28 million.

Restrictive covenants in the Senior Credit Facilities may restrict our ability to pursue our business strategies.

The credit agreements governing the terms of the Senior Credit Facilities restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens, and affiliate transactions. The Senior Credit Facilities also contain customary events of default, including a change in control. These covenants, among other things, limit our ability to fund future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the entertainment and sports industry. Our ability to comply with these covenants is subject to certain events outside of our control. Additionally, we have in the past, and may in the future need to amend or obtain waivers to our existing covenants, and cannot guarantee that we will be able to obtain those amendments or waivers on commercially reasonable terms or at all. If we are unable to comply with these covenants, the lenders under the Senior Credit Facilities could terminate their commitments and accelerate repayment of our outstanding borrowings, which also may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. If such an acceleration were to occur, we may be unable to obtain adequate refinancing for our outstanding borrowings on favorable terms, or at all. We have pledged a significant portion of our assets as collateral under our Senior Credit Facilities. If we are unable to repay our outstanding borrowings when due, the lenders under the Senior Credit Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have an adverse effect on our business, financial condition, and operating results.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

Our ability to make payments on, or to refinance our respective obligations under, our indebtedness will depend on future operating performance and on economic, financial, competitive, legislative, regulatory, and other factors. Many of these factors are beyond our control. Additionally, the terms of the UFC Credit Facilities restrict the ability of our UFC subsidiaries to make distributions to us, which may limit us from using funds from our UFC subsidiaries to make payments on our indebtedness under the Credit Facilities. Our consolidated cash balance also includes cash from other consolidated non-wholly owned entities, such as our Endeavor China business. These businesses may have restrictions in their ability to distribute cash to the rest of the company, including under the terms of applicable operating agreements or debt agreements, which may require the approval of certain of our investors based on the timing and amount of distribution. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity.

We are exempt from certain corporate governance requirements since we are a "controlled company" within the meaning of NYSE rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders control, as a group, more than 50% of our combined voting power for the election of directors. As a result, we are considered a "controlled company" for the purposes of NYSE rules and corporate governance standards, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the NYSE, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of NYSE, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a controlled company until Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders no longer control, as a group, more than 50% of our combined voting power. Each member of our control group holds Class A common stock and Class X common stock, each of which has 1 vote per share, and Class Y common stock, which has a 20-vote per share feature. The shares of Class Y common stock held by our control group will be canceled/redeemed for no consideration upon the earlier of (i) the disposition of (a) the paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) and (b) the shares of Class A common stock (as a result of a redemption of paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock)) paired with such Class Y common stock, as applicable, and (ii) with respect to all shares of Class Y common stock, a Triggering Event. Because there is no time-based sunset date for our Class Y common stock, we may continue to be a controlled company indefinitely.

We are required to pay certain of our pre-IPO investors, including certain Other UFC Holders, for certain tax benefits we may claim (or are deemed to realize) in the future, and the amounts we may pay could be significant.

In connection with the transactions undertaken in connection with the IPO, we acquired existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in exchange for the issuance of shares of our Class A common stock, Class Y common stock and rights to receive payments under the tax receivable agreement and acquired certain existing interests in Endeavor Operating Company from certain of the Other UFC Holders in exchange for cash and rights to receive payments under the tax receivable agreement. As a result of these acquisitions, we succeeded to certain tax attributes of certain of our pre-IPO investors and will receive the benefit of tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries. In addition, redemptions or exchanges of Endeavor Operating Company Units from members of Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class A common stock or cash are expected to produce favorable tax attributes that would not be available to us in the absence of such redemptions or exchanges.

We have entered into a tax receivable agreement with the Post-IPO TRA Holders that provides for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of (i) any tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries resulting from (a) the acquisition of equity interests in Endeavor Operating Company from certain of our pre-IPO investors and the acquisition of interests in Endeavor Operating Company from certain of the Other UFC Holders, (b) future redemptions or exchanges by us of Endeavor Operating Company Units from members of Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class A common stock or cash or (c) payments made under the tax receivable agreement, (ii) any net operating losses or certain other tax attributes of certain pre-IPO investors or Other UFC Holders that are available to us to offset income or gain earned after the mergers undertaken in connection with our IPO, (iii) any existing tax basis associated with Endeavor Operating Company Units, the benefit of which is allocable to us as a result of the exchanges of such Endeavor Operating Company Units for shares of our Class A common stock or cash, and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. The tax receivable agreement makes certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of redemptions or exchanges by members of Endeavor Operating Company, the price of our Class A common stock at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreement constituting imputed interest. Future payments under the tax receivable agreement could be substantial. The payments under the tax receivable agreement are not conditioned upon any Post-IPO TRA Holder's continued ownership of us.

In addition, the Post-IPO TRA Holders (or their transferees or other assignees) will not reimburse us for any payments previously made if any covered tax benefits are subsequently disallowed, except that any excess payments made to any Post-IPO TRA Holder (or such holder's transferees or other assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement, if any, after our determination of such excess. We could make payments to the Post-IPO TRA Holders under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the tax benefits covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that in the case of a change in control of the Company or a material breach of our obligations under the tax receivable agreement, the Post-IPO TRA Holders will have the option to terminate the tax receivable agreement, and we will be required to make a payment to the Post-IPO TRA Holders covered by such termination in an amount equal to the present value of future payments (calculated using a discount rate, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. These provisions of the tax receivable agreement may result in situations where the Post-IPO TRA Holders have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement are dependent on the ability of our subsidiaries to make distributions to us. The Senior Credit Facilities restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our Senior Credit Facilities, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to Our Class A Common Stock

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.

Additional sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales may occur, could have an adverse effect on our stock price and could impair our ability to raise capital through the sale of additional stock. As described below, shares of our Class A common stock may be sold in the public market either in a registered offering or pursuant to an exemption from registration, such as Rule 144 promulgated thereunder ("Rule 144").

As of January 31, 2023, we had 291,486,011 shares of Class A common stock issued and outstanding. In addition, as of January 31, 2023, 166,723,341 shares of our Class A common stock are eligible to be issued upon the exercise of the redemption rights of our pre-IPO equityholders holding Endeavor Manager Units or Endeavor Operating Company Units. Of these shares:

- 54,226,147 shares are not subject to the resale restrictions under Rule 144; and

- 112,497,194 shares are issuable upon the exercise of redemption rights held by affiliates (as defined under Rule 144) and are, therefore, subject to the volume, manner of sale and other restrictions of Rule 144 to the extent these shares are sold pursuant to Rule 144.

As of January 31, 2023, there were 15,209,678 Endeavor Profits Units held by Management Equityholders with a weighted-average per unit hurdle price of $21.96, which, subject to certain restrictions, could be exchanged into Endeavor Operating Company Units and paired shares of our Class X common stock and Class Y common stock. These holders may subsequently acquire shares of Class A common stock upon the exercise of their redemption rights. Redemptions of our pre-IPO equityholders' Endeavor Manager Units and Endeavor Operating Company Units (and the corresponding shares of Class X common stock) into shares of Class A common stock will have a dilutive effect on the number of outstanding shares of our Class A common stock.

In addition, as of December 31, 2022, we had 4,089,561 stock options outstanding and 6,597,158 restricted stock units outstanding. Shares issuable in respect of such equity awards have been registered on Form S-8 under the Securities Act. These shares can be freely sold in the public market upon issuance, subject to applicable vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants. We have initially reserved for issuance under our 2021 Incentive Award Plan 21,700,000 shares of Class A common stock, with an annual increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (a) the sum of (I) eight-tenths of one percent (0.8%) of the total number of outstanding shares of our Class A Common Stock, as of the close of business on the last business day of the prior calendar year, determined on an "as-converted" basis taking into account any and all securities convertible into, or exercisable, exchangeable or redeemable for, shares of Common Stock and (II) the number of shares of our Class A common stock required in the prior calendar year to satisfy performance-vesting restricted stock units previously issued to Messrs. Emanuel and Whitesell (such required number not to exceed 5,700,000), and (b) such lesser number of shares of Class A Common Stock as determined by the Governing Body. We granted equity awards in connection with the IPO, during the remainder of 2021 and in 2022 under our 2021 Incentive Award Plan and, if the price of our Class A common stock increases over time, we will issue restricted stock pursuant to performance-based equity awards to Mr. Emanuel and Mr. Whitesell. Moreover, the Company may in its discretion settle Endeavor Phantom Units in equity (through the 2021 Incentive Award Plan or otherwise). As of January 31, 2023, there were 985,880 Endeavor Phantom Units outstanding. In the future, we may also issue additional securities in connection with investments, acquisitions or capital-raising activities, which could constitute a material portion of our then-outstanding shares of Class A common stock. Any shares of Class A common stock that we issue, whether under our 2021 Incentive Award Plan or other equity incentive plans that we may adopt in the future or otherwise, will have a dilutive effect on the number of outstanding shares of our Class A common stock.

The price of our Class A common stock may be volatile, and holders of our Class A common stock may be unable to resell their Class A common stock at or above their purchase price or at all.

The market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

- trends and changes in consumer preferences in the industries in which we operate;

- changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;

- changes in key personnel;

- our entry into new markets;

- changes in our operating performance;

- investors' perceptions of our prospects and the prospects of the businesses in which we participate;

- fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- announcements relating to litigation;

- guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

- changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

- downgrades in our credit ratings or the credit ratings of our competitors;

- the development and sustainability of an active trading market for our Class A common stock;

- investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

- the inclusion, exclusion, or deletion of our Class A stock from any trading indices;

- future sales of our Class A common stock by our officers, directors, and significant stockholders;

- other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters, or responses to such events;

- changes in financial markets or general economic conditions, including, for example, due to the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the conflict involving Russia and Ukraine, acts of terrorism, and pandemics or other public health crises;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

- changes in accounting principles.

These and other factors may lower the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the price at which shares were purchased.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all of our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, tax obligations, restrictions in the debt instruments of our subsidiaries, including the Senior Credit Facilities, and other factors deemed relevant by our board of directors. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Historical liquidity and capital resources" for more information on the restrictions the Senior Credit Facilities impose on our ability to declare and pay cash dividends. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries, or covenants under future indebtedness that we or they may incur.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of our internal controls over financial reporting, and a report issued by our independent registered public accounting firm on that assessment. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We continue to make investments to further automate, streamline and centralize our businesses' use of these systems and expect these systems and controls to require additional investment as we become increasingly more complex and our business grows. To effectively manage this complexity, we will need to continue to maintain and revise our operational, financial and management controls, and our reporting systems and procedures. Certain weaknesses or deficiencies or failures to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which may only become effective upon the Triggering Event:

- the 20 vote per share feature of our Class Y common stock;

- the fact that our Class Y common stock retains its 20 vote per share feature until such share of Class Y common stock is canceled/redeemed for no consideration upon, subject to certain exceptions, (i) the disposition of (a) the paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) and/or (b) the shares of Class A common stock (as a result of a redemption of paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) paired with such Class Y common stock or as a result of other transfers thereof) or (ii) a Triggering Event;

- the division of our board of directors into three classes and the election of each class for three-year terms;

- the sole ability of the Executive Committee, prior to the Triggering Event, to fill a vacancy on the board of directors;

- prior to a Triggering Event and subject to certain exceptions, the vesting of all the power and authority of our board of directors to our Executive Committee;

- advance notice requirements for stockholder proposals and director nominations;

- after the Triggering Event, provisions limiting stockholders' ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;

- after the Triggering Event, in certain cases, the approval of holders representing at least 66 2/3% of the total voting power of the shares entitled to vote generally in the election of directors will be required for stockholders to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

- the required approval of holders representing at least 66 2/3% of the total voting power of the shares entitled to vote at an election of the directors to remove directors; and

- the ability of our Governing Body to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Governing Body.

These provisions of our certificate of incorporation and bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.

In the event of a merger, consolidation or tender or exchange offer, holders of our Class A common stock shall not be entitled to receive excess economic consideration for their shares over that payable to the holders of the Class C common stock.

No shares of Class C common stock, the primary purpose of which is to be available for issuance in connection with acquisitions, joint ventures, investments or other commercial arrangements, are currently issued and outstanding. If we choose to issue Class C common stock in the future, the holders of our Class A common stock shall not be entitled to receive economic consideration for their shares in excess of that payable to the holders of the then outstanding shares of Class C common stock in the event of a merger, consolidation or tender or exchange offer, even though our Class C common stock does not have the right to vote. This would result in a lesser payment to the holders of Class A common stock than if there are no shares of Class C common stock outstanding at the time of such merger, consolidation or tender or exchange offer.

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits and the federal district courts of the United States for the resolution of any complaint asserting a cause of action under the Securities Act may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director (including any director serving as a member of the Executive Committee), officer, agent or other employee or stockholder of our company to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court located in the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

As a public company, our costs may increase, and the regular operations of our business may be disrupted.

Prior to April 30, 2021, we operated as a privately owned company, and we have incurred, and expect to in the future incur, significant additional legal, accounting, reporting, and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors' fees, directors and officers insurance, investor relations, and various other costs. We have also incurred incremental costs and will in the future incur incremental costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act and the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules implemented by the SEC and the Public Company Accounting Oversight Board. Compliance with these rules and regulations will make some activities more difficult, time-consuming, or costly, and increase demand, and, as a result, may place a strain on our systems and resources. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested and intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Tax Matters

Tax matters may cause significant variability in our financial results.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income, pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates, increases or decreases to valuation allowances recorded against deferred tax assets, tax audits conducted and settled by various tax authorities, adjustments to income taxes upon finalization of income tax returns, the ability to claim foreign tax credits, and changes in tax laws and their interpretations in countries in which we are subject to taxation.

We may be required to pay additional taxes as a result of the partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as Endeavor Operating Company that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder's share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although it is uncertain how these rules will continue to be implemented, it is possible that they could result in Endeavor Operating Company (or any of its applicable subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as an indirect member of Endeavor Operating Company (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Under certain circumstances, Endeavor Operating Company may be eligible to make an election to cause holders of Endeavor Operating Company Units to take into account the amount of any understatement, including any interest and penalties, in accordance with such holders' interest in Endeavor Operating Company in the year under audit. We will decide whether to cause Endeavor Operating Company to make this election in our sole discretion. If Endeavor Operating Company does not make this election, the then-current holders of Endeavor Operating Company Units (including Endeavor Group Holdings as an indirect member of Endeavor Operating Company) would economically bear the burden of the understatement even if such holders had a different percentage interest in Endeavor Operating Company during the year under audit, unless, and only to the extent, Endeavor Operating Company recovers such amounts from current or former impacted holders of Endeavor Operating Company. Similar rules also apply with respect to any of Endeavor Operating Company's subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes.

The tax classification of Endeavor Operating Company could be challenged.

We intend that Endeavor Operating Company has been and will continue to be treated as a partnership for federal and, if applicable, state or local income tax purposes and not as an association taxable as a corporation. However, if any taxing authority were to successfully assert otherwise, the tax consequences resulting therefrom would be materially different than those described elsewhere in this Annual Report.

We may be required to fund withholding tax upon certain exchanges of Endeavor Operating Company Units into shares of our common stock by non-U.S. holders.

In the event of a transfer by a non-U.S. transferor of an interest in a partnership that is engaged in a U.S. trade or business, the transferee generally must withhold tax in an amount equal to ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer. Holders of Endeavor Operating Company Units may include non-U.S. holders. Pursuant to the Endeavor Operating Company LLC Agreement, any non-U.S. holders' Endeavor Operating Company Units may be redeemed for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock (which redemption, if made for shares of Class A common stock, would be effectuated via a direct purchase by Endeavor Group Holdings). It is expected that we would have to withhold ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the non-U.S. holders in respect of any such transactions. We may not have sufficient cash to satisfy such withholding obligation, and we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.

We may incur certain tax liabilities attributable to our pre-IPO investors and Other UFC Holders as a result of the transactions that occurred in connection with our IPO.

In connection with our IPO, certain of our pre-IPO investors and certain Other UFC Holders, including certain affiliates of Silver Lake, merged with and into Endeavor Group Holdings. As the successor to these merged entities, Endeavor Group Holdings will generally succeed to and be responsible for any outstanding or historical tax liabilities of the merged entities, including any liabilities that might be incurred as a result of the mergers described in the previous sentence. Any such liabilities for which Endeavor Group Holdings is responsible could have an adverse effect on our liquidity and financial condition.

Our ability to use certain net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in ownership of the relevant corporation by "5% shareholders" (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. If our corporate subsidiaries experience one or more ownership changes in connection with transactions in our stock, then we may be limited in our ability to use our corporate subsidiaries' net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that such subsidiaries earn. Any such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, and operating results.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain other persons (a "covered corporation"). Because we are a Delaware corporation and our securities are trading on the NYSE, we are a "covered corporation" for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carryout and prevent the abuse or avoidance of the excise tax. The IRA applies only to repurchases that occur after December 31, 2022. If we were to conduct repurchases of our stock or other transactions covered by the excise tax described above, we could potentially be subject to this excise tax, which could increase our costs and adversely affect our operating results.

General Risk Factors

We may face labor shortages that could slow our growth.

The successful operation of our business depends upon our ability to attract, motivate, and retain a sufficient number of qualified employees. Shortages of labor may make it increasingly difficult and expensive to attract, train, and retain the services of a satisfactory number of qualified employees and could adversely impact our events and productions. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have an adverse effect on our business, financial condition, and results of operations.

We also rely on contingent workers and volunteers in order to staff our live events and productions, and our failure to manage our use of such workers effectively could adversely affect our business, financial condition, and results of operations. We could potentially face various legal claims from contingent workers and volunteers in the future, including claims based on new laws or stemming from allegations that contingent workers, volunteers or employees are misclassified. We may be subject to shortages, oversupply, or fixed contractual terms relating to contingent workers. Our ability to manage the size of, and costs associated with, the contingent workforce may be subject to additional constraints imposed by local laws.

Exchange rates may cause fluctuations in our results of operations.

Because we own assets overseas and derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. Dollar. We cannot, however, predict the effect of exchange rate fluctuations upon future operating results. Although we cannot predict the future relationship between the U.S. Dollar and the currencies used by our international businesses, principally the British Pound and the Euro, we experienced a foreign exchange rate net loss of $27.8 million for the year ended December 31, 2022. See Part II, Item 7A. "Quantitative and Qualitative Disclosures about Market Risk—Foreign currency risk."

Costs associated with, and our ability to, obtain insurance could adversely affect our business.

Heightened concerns and challenges regarding property, casualty, liability, business interruption, cancellation, and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents, including those in connection with the COVID-19 pandemic. The COVID-19 pandemic, for example, adversely impacted the insurance markets we rely on for coverage and depending on its duration and the associated insurance claims volumes could adversely impact both the coverage options available to us in the future as well as the premium costs we are required to pay for those coverages in the future. Pandemic coverage is no longer available in retail markets, and where available in captive or re-insurance markets, remains cost prohibitive with limited terms and conditions which may not be deemed commercially viable for use. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost and with reasonable deductibles. We cannot assure you that future increases in insurance costs and difficulties obtaining high policy limits and reasonable deductibles will not adversely impact our profitability, thereby possibly impacting our operating results and growth. We have a significant investment in property and equipment at each of our venues, which are generally located near major cities and which hold events typically attended by a large number of people.

We cannot assure you that our insurance policy coverage limits, including insurance coverage for property, casualty, liability and business interruption losses, and acts of terrorism, would be adequate should one or multiple adverse events occur, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot assure you that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our venues could have an adverse effect on our financial position and future results of operations if asset damage or company liability were to exceed insurance coverage limits, or if an insurer were unable to sufficiently or fully pay our related claims or damages.

If securities or industry analysts publish inaccurate or unfavorable research about us or our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

Future changes to U.S. and foreign tax laws could adversely affect us.

The Group of Twenty ("the G20"), the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table sets forth the location, general character and segments utilizing our significant corporate and other facilities as of December 31, 2022. We own the multi-sport academy in Bradenton, Florida and the corporate offices and studio in Las Vegas, Nevada listed below, and we lease the other properties listed. The leases expire at various times through 2030, subject to renewal and early termination options. We consider each of these properties to be in good condition, adequate for its purpose and our current needs, and suitably utilized according to the individual nature and requirements of the relevant operations.

Location	General Character	Segments
Beverly Hills, California	Corporate offices	Representation; Corporate
New York, New York	Corporate offices	Events, Experiences & Rights; Representation; Owned Sports Properties; Corporate
Las Vegas, Nevada	Corporate offices and studios	Owned Sports Properties; Events, Experiences & Rights
Nashville, Tennessee	Corporate offices	Representation
London, England	Corporate offices and studios	Events, Experiences & Rights; Representation; Owned Sports Properties; Corporate
Cleveland, Ohio	Corporate offices	Corporate; Representation; Events, Experiences & Rights
Bradenton, Florida	Multi-sports academy	Events, Experiences & Rights

In addition, we lease several other offices that are not material to our operations. See Note 19, "Leases" to our audited consolidated financial statements included elsewhere in this Annual Report for further detail on our lease commitments.

Item 3. Legal Proceedings

From time to time, we may be involved in claims and proceedings arising in the course of our business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. For a description of our legal proceedings, see Note 20, "Commitments and Contingencies," to our audited consolidated financial statements included elsewhere in this Annual Report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock is listed and traded on the NYSE under the symbol "EDR."

Holders

As of January 31, 2023, there were approximately 32 registered holders of our outstanding Class A common stock, 293 registered holders of our outstanding Class X common stock, and 10 registered holders of our outstanding Class Y common stock. These numbers do not include "street name" or beneficial holders, whose shares are held of record by banks, brokers, financial institutions and other nominees.

Dividend Policy

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of the Executive Committee, prior to the Triggering Event, and thereafter of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, restrictions in our debt agreements, including the Senior Credit Facilities (as defined below), our actual and anticipated future earnings, cash flow, debt service and capital requirements, the amount of distributions to us from Endeavor Operating Company and other factors that our board of directors may deem relevant. See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Historical liquidity and capital resources," for more information on the restrictions the Senior Credit Facilities impose on our ability to declare and pay cash dividends. Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from Endeavor Operating Company. See Part I, Item 1A. "Risk Factors—Risks Related Our Class A Common Stock—We do not expect to pay any cash dividends for the foreseeable future."

We generally expect that Endeavor Operating Company will make distributions to each of its members, including Endeavor Manager and holders of Endeavor Profits Units, in respect of the U.S. federal, state and local income tax liability attributable to each member's allocable share of taxable income of Endeavor Operating Company, calculated using an assumed tax rate equal to the highest marginal combined income tax rate applicable to an individual or corporation resident in Los Angeles, California or New York, New York (whichever rate is higher), taking into account the deductibility of applicable state and local income taxes for U.S. federal income tax purposes (which are subject to substantial limitations for tax years 2018 through 2025). We generally expect that tax distributions will be made quarterly, on an estimated basis. Tax distributions made in respect of Endeavor Operating Company Units (but not Endeavor Profits Units) will generally be made pro rata in respect of such Units, as described in the Endeavor Operating Company LLC Agreement. However, in certain situations, tax distributions made to Endeavor Manager may be reduced (relative to those tax distributions made to other members of Endeavor Operating Company) to reflect the income tax rates to which Endeavor Manager and Endeavor Group Holdings are subject and certain other factors. Tax distributions made to a member of Endeavor Operating Company will generally be treated as an advance of and shall be credited against future distributions to such member and no adjustments will be made to the exchange ratio for members of Endeavor Operating Company or Endeavor Manager who exercise the redemption rights described above to account for prior tax distributions (and tax distributions paid prior to such an exercise of redemption rights will not reduce distributions otherwise payable to Endeavor Manager in respect of Endeavor Operating Company Units acquired in connection with the exercise of such redemption rights). We expect that Endeavor Manager will further distribute the proceeds of any such tax distributions to us on a non-pro rata basis. Notwithstanding the foregoing, there can be no assurances that Endeavor Operating Company will make distributions sufficient to cover the taxes on its members' allocable share of its taxable income, and in some cases we may not make distributions sufficient for some or all of Endeavor Operating Company's equityholders to pay such taxes.

Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase shares of our Class A common stock during the three months ended December 31, 2022.

Stock Performance Graph

The following graph illustrates the total return from April 29, 2021 (the date our Class A common stock began trading on NYSE) through December 31, 2022, for (i) our Class A common stock, (ii) the S&P 500 Index, and (iii) the S&P 500 Media and Entertainment Industry Group Index. The graph assumes that $100 was invested on April 29, 2021 in each of our Class A common stock, the S&P 500 Index, and the S&P 500 Media and Entertainment Industry Group Index, and that any dividends were reinvested. The comparisons reflected in the graph are not intended to forecast the future performance of our stock and may not be indicative of our future performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part I, Item 1A. "Risk Factors" or in other sections of this Annual Report.

OVERVIEW

Endeavor is a global sports and entertainment company. We own and operate premium sports properties, including the UFC, produce and distribute sports and entertainment content, own and manage exclusive live events and experiences, and represent top sports and entertainment talent, as well as blue chip corporate clients. Founded as a client representation business, we expanded organically and through strategic mergers and acquisitions, investing in new capabilities, including sports operations and advisory, events and experiences management, media production and distribution, sports data and technology, brand licensing, and experiential marketing. The addition of these new capabilities and insights transformed our business into an integrated global platform anchored by owned and managed premium intellectual property.

Segments

As of December 31, 2022, we operated our business in three segments: (i) Owned Sports Properties; (ii) Events, Experiences & Rights; and (iii) Representation.

Owned Sports Properties

Our Owned Sports Properties segment is comprised of a unique portfolio of premium sports properties, including UFC, PBR and Euroleague.

Through the UFC, the world's premier professional MMA organization, we produce more than 40 live events annually which are broadcast in over 170 countries and territories to over 900 million TV households. UFC was founded in 1993 and has grown in popularity, having now hosted more than 600 events and reaching a global audience through an increasing array of global broadcast license agreements and our owned FIGHT PASS streaming platform. The value of our content is demonstrated by our licensing arrangements with ESPN and other international broadcasters and our increasing consumer engagement is evidenced by the overall follower growth and engagement across our social channels - now reaching 220 million followers.

PBR is the world's premier bull riding circuit with more than 800 bull riders from the United States, Australia, Brazil, Canada, and Mexico, currently competing in more than 200 bull riding events annually and with its annual attendance quadrupling since its inception in 1995.

We have an up to 20-year partnership with Euroleague basketball, which could extend into 2036, to manage and capitalize on all of the commercial business of the league, including media rights, sponsorship, content production, licensing, digital distribution, events staging, and hospitality, for which we receive a management fee.

At the end of 2021 and in January 2022, we acquired ten Major League Baseball Professional Development League clubs (the "PDL Clubs"), which were being operated under the Diamond Baseball Holdings ("DBH") umbrella. In September 2022, we sold the DBH business, including the PDL Clubs, to Silver Lake, stockholders of the Company, for an aggregate purchase price of $280 million cash.

Events, Experiences & Rights

In our Events, Experiences & Rights segment, we own, operate, or represent hundreds of global events annually, including live sports events covering 15 sports across more than 25 countries, international fashion weeks, art fairs and music, culinary and lifestyle festivals and major attractions. We own and operate many of these events, including the Miami Open and Madrid Open, Frieze art fairs, Barrett-Jackson, New York Fashion Week: The Shows, and Hyde Park Winter Wonderland. We also operate other events on behalf of third parties, including the AIG Women's Open and Honda Classic. Through On Location, we provide premium live event experiences globally, servicing more than 1,200 events and experiences for sporting and music events such as the Super Bowl, the Aer Lingus Classic college football game, the Ryder Cup, the NCAA Final Four, Coachella and the next three Olympic Games.

We are one of the largest independent global distributors of sports video programming and data. We sell media rights globally on behalf of more than 150 clients such as the International Olympic Committee, the ATP Tour and the National Hockey League ("NHL"), as well as for our owned assets and channels. Our production business is one of the largest creators of sports programming, responsible for thousands of hours of content on behalf of more than 200 federations, associations and events, including the English Premier League, The R&A, DP World Tour, and our owned asset, UFC, as well as owned channels Sport 24 and EDGEsport. Our sports data business, IMG ARENA, provides data and content to sportsbooks and media partners around the globe, delivering data feeds from approximately 43,000 sports events annually. This data powers IMG ARENA's Event Centre product suite, including the UFC Event Centre. In addition, IMG ARENA provides live video streams for sportsbooks for approximately 48,000 events per year, as well as a portfolio of virtual sports products. We also leverage the technology derived from IMG ARENA to provide streaming video solutions to our clients and our owned assets via Endeavor Streaming.

Additionally, we own and operate IMG Academy, a leading sports and education brand with an innovative suite of on-campus and online programming, including its Bradenton, Florida boarding school and sports camps, IMG Academy+ online coaching, as well as Next College Student Athlete ("NCSA"), which provides recruiting and admissions services to high school student athletes and college athletic departments and admissions officers (collectively, the "Academy").

In April 2022, we acquired the Mutua Madrid Open tennis tournament and additional assets, including the Acciona Open de España golf tournament, from Super Slam Ltd and its affiliates. We paid $386.1 million for consideration and transfer fees at closing, an additional $31.8 million of consideration is payable within two years of closing, and $0.6 million of contingent consideration payable within three years of closing.

In August 2022, we acquired 55% of Barrett-Jackson Holdings, LLC ("Barrett-Jackson"), which is engaged in the business of collector car auctions and sales as well as other collector car related events and experiences, in exchange for consideration having an aggregate value of $256.9 million. The aggregate consideration consisted of $244.4 million of cash and 563,935 newly-issued shares of our Class A common stock valued at $12.5 million.

In September 2022, we acquired the OpenBet business ("OpenBet") of Light & Wonder, Inc. (formerly known as Scientific Games Corporation) ("Light & Wonder") for consideration of $847.1 million, consisting of $800.4 million of cash and 2,305,794 newly-issued shares of our Class A common stock valued at $46.7 million. OpenBet consists of companies that provide products and services to sports betting operators for the purposes of sports wagering. In 2023, we have created a new reportable segment, Sports Data and Technology, that includes IMG ARENA and the OpenBet business.

Representation

Our Representation segment provides services to more than 7,000 talent and corporate clients. Our Representation business deploys a subset of our integrated capabilities on behalf of our clients.

Through our client representation and management businesses, including the WME talent agency and IMG Models, we represent a diverse group of talent across entertainment, sports, and fashion, including actors, directors, writers, athletes, models, musicians, and other artists, in a variety of mediums, such as film, television, books, and live events. Through our 160over90 business, we provide brand strategy, marketing, advertising, public relations, analytics, digital, activation, and experiential services to many of the world's largest brands. Through IMG Licensing, we provide IP licensing services to a large portfolio of entertainment, sports, and consumer product brands, including representing these clients in the licensing of their logos, trade names and trademarks.

Previously, our Representation segment included our restricted Endeavor Content business (which now operates under the name Fifth Season), which provided a premium alternative to traditional content studios, offering a range of services including content development, production, financing, sales, and advisory services for creators. In February 2021, the Company signed a new franchise agreement and side letter (the "Franchise Agreements") directly with the Writer's Guild of America East and the Writer's Guild of America West (collectively, the "WGA"). These Franchise Agreements include terms that, among other things, prohibited the Company from (a) negotiating packaging deals after June 30, 2022 and (b) having more than a 20% non-controlling ownership or other financial interest in, or being owned or affiliated with any individual or entity that has more than a 20% non-controlling ownership or other financial interest in, any entity or individual engaged in the production or distribution of works written by WGA members under a WGA collective bargaining agreement. As a result, in the third quarter of 2021, the Company began marketing the restricted Endeavor Content business for sale and such assets and liabilities are reflected as held for sale in the consolidated balance sheet as of December 31, 2021. The sale of 80% of the restricted Endeavor Content business closed in January 2022. Our retained 20% interest is reflected as an equity method investment as of December 31, 2022 and is not part of the Representation segment.

Components of Our Operating Results

Revenue

In our Owned Sports Properties segment, we primarily generate revenue via media rights fees, pay-per-view, sponsorships, ticket sales, subscriptions, and license fees. In our Events, Experiences & Rights segment, we primarily generate revenue from media rights sales, production service and studio fees, sponsorships, ticket and premium experience sales, subscriptions, streaming fees, tuition, profit sharing, and commissions. In our Representation segment, we generate revenue primarily through commissions, packaging fees, marketing and consulting fees, production fees, and content licensing fees.

Direct Operating Costs

Our direct operating costs primarily include third-party expenses associated with the production of events and experiences, content production costs, operation of our training and education facilities, and fees for media rights, including required payments related to sales agency contracts when minimum sales guarantees are not met.

Selling, General and Administrative

Our selling, general and administrative expenses primarily include personnel costs as well as rent, professional service costs and other overhead required to support our operations and corporate structure.

Provision for Income Taxes

EGH was incorporated as a Delaware corporation in January 2019. It was formed as a holding company for the purpose of completing an IPO and other related transactions. As the sole managing member of Endeavor Manager, which is the sole managing member of EOC, EGH operates and controls all the business and affairs of EOC, and through EOC and its subsidiaries, conducts the Company's business. EGH is subject to corporate income tax on its share of taxable income or loss of EOC, derived from Endeavor Manager. EOC is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income tax. However, certain of EOC's subsidiaries are subject to U.S. or foreign corporate income tax.

UFC Buyout

Substantially simultaneous with the closing of the IPO, we consummated the UFC Buyout whereby we acquired equity interests in UFC Parent (including warrants of UFC Parent) from the Other UFC Holders (or their affiliates) resulting in Endeavor Operating Company directly or indirectly owning 100% of the equity interests of UFC Parent.

As a result of the UFC Buyout, we no longer attribute income (loss) to non-controlling interests related to UFC in our consolidated statement of operations and recognized a reduction in nonredeemable non-controlling interests on our consolidated balance sheet. Furthermore, restrictions on dividends under the UFC LLC Agreement are no longer in place after the UFC Buyout, although certain restrictions under the UFC Credit Facilities remain in place.

Reorganization

Prior to the closing of the IPO on May 3, 2021, we undertook reorganization transactions, following which Endeavor Group Holdings became a holding company, and its principal asset is an equity interest in a newly formed subsidiary of Endeavor Group Holdings, Endeavor Manager, of which Endeavor Group Holdings serves as the managing member. Endeavor Manager is in turn the managing member of Endeavor Operating Company. Endeavor Group Holdings manages and operates the business and controls the strategic decisions and day-to-day operations of Endeavor Manager as its sole managing member, and Endeavor Operating Company as its indirect sole managing member, and also has a substantial financial interest in Endeavor Manager and, indirectly, Endeavor Operating Company. Accordingly, Endeavor Group Holdings consolidates the results of operations of Endeavor Manager and Endeavor Operating Company, and a portion of Endeavor Group Holding's net income (loss) is allocated to non-controlling interests to reflect the entitlements of certain former members of Endeavor Operating Company who retain ownership interests in Endeavor Manager and Endeavor Operating Company.

After consummation of the IPO and the reorganization transactions, we became subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Endeavor Manager and Endeavor Operating Company, and we are taxed at the prevailing corporate tax rates. Endeavor Operating Company generally makes distributions to us in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the tax receivable agreement. The Company entered into the tax receivable agreement with certain persons that held direct or indirect interests in EOC and UFC Parent prior to the IPO. The tax receivable agreement generally provides for the payment by EGH of 85% of the amount of any tax benefits that EGH actually realizes as further described below under "Liquidity and Capital Resources—Future sources and uses of liquidity—Tax receivable agreement".

RESULTS OF OPERATIONS

The following is a discussion of our consolidated results of operations for the years ended December 31, 2022, 2021 and 2020. This information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP.

			Years Ended December 31,			
(in thousands)		2022		2021		2020
Revenue	$	5,268,137	$	5,077,713	$	3,478,743
Operating expenses:						
Direct operating costs		2,065,777		2,597,178		1,745,275
Selling, general and administrative expenses		2,358,962		2,283,558		1,442,316
Insurance recoveries		(1,099)		(68,190)		(86,990)
Depreciation and amortization		266,775		282,883		310,883
Impairment charges		689		4,524		220,477
Total operating expenses		4,691,104		5,099,953		3,631,961
Operating income (loss)		577,033		(22,240)		(153,218)
Other (expense) income:						
Interest expense, net		(282,255)		(268,677)		(284,586)
Loss on extinguishment of debt		—		(28,628)		—
Tax receivable agreement liability adjustment		(873,264)		(101,736)		—
Other income, net		475,251		4,258		81,087
Loss before income taxes and equity losses of affiliates		(103,235)		(417,023)		(356,717)
(Benefit from) provision for income taxes		(648,503)		(22,277)		8,507
Income (loss) before equity losses of affiliates		545,268		(394,746)		(365,224)
Equity losses of affiliates, net of tax		(223,604)		(72,733)		(260,094)
Net income (loss)		321,664		(467,479)		(625,318)
Less: Net income (loss) attributable to non-controlling interests		192,531		(139,168)		29,616
Less: Net loss attributable to Endeavor Operating Company, LLC prior to the reorganization transactions		—		(31,686)		(654,934)
Net income (loss) attributable to Endeavor Group Holdings, Inc.	$	129,133	$	(296,625)	$	—

Revenue

Revenue increased $190.4 million, or 3.8%, to $5,268.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021.

- **Owned Sports Properties** increased by $224.1 million, or 20.2%. The increase was driven primarily by growth at UFC due to increased media rights fees, greater sponsorship, licensing, commercial PPV and event related revenue from more events with live audiences. The increase was also due to an increase at PBR from the new team series format, an increase in the number of events and the elimination of fan attendance restrictions. In addition, the acquisition of ten PDL Clubs in December 2021 and January 2022 that operated under the DBH umbrella contributed $64 million.

- **Events, Experiences & Rights** increased by $420.7 million, or 20.7%. The increase was primarily driven by an increase of $731 million attributable to the return of live events in 2022 that were cancelled in 2021 or experienced fan restrictions due to COVID-19. Increases were also due to the Madrid Open, which was acquired in April 2022, as well as growth in Academy and NCSA, which was acquired in June 2021. These increases were partially offset by a decrease of $310 million in media rights fees and media production revenue, primarily due to the expiration of two European soccer contracts in the second quarter of 2021 that were not renewed, the UEFA European Championship held in 2021 and a decrease in the volume of CONCACAF matches partially offset by the revenue related to OpenBet, which was acquired in September 2022.

- **Representation** decreased by $447.6 million, or 22.8%. The decrease was primarily driven by the $737 million of revenue related to the restricted Endeavor Content business recorded in the prior year, which was sold in January 2022. This decrease was partially offset by an increase of $288 million related to client commissions, due primarily from the continued strong demand for our talent and the recovery of live entertainment, and corporate spending on marketing and experiential activations as the prior year was impacted by COVID-19.

Excluding the revenue attributable to the restricted Endeavor Content business, revenue for the year ended December 31, 2022 increased 21% compared to the year ended December 31, 2021.

Revenue increased $1,599.0 million, or 46.0%, to $5,077.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020.

- **Owned Sports Properties** increased by $155.6 million, or 16.3%. The increase was primarily driven by an increase in media rights fees, new sponsorship deals and event related revenue due to the increase in the number of events held at UFC, an increase in PBR events and the successful completion of the Euroleague season in 2021 partially offset by a $25 million contract termination fee recognized in the prior year.

- **Events, Experiences & Rights** increased by $437.8 million, or 27.5%. The increase was primarily attributable to an increase in media rights fees of $139 million primarily driven by the return of live events and the impact of COVID-19 on the European soccer seasons partially offset by the expiration of two European soccer contracts in the second quarter of 2021. Additionally, sports production revenue increased $87 million and event and performance revenue increased $212 million due to the return of certain live events in 2021. Events and performance revenue also benefited from the acquisition of NCSA.

- **Representation** increased by $1,015.9 million, or 107.6%. The increase was primarily driven by a $716 million increase in content deliveries at Endeavor Content and an increase of $300 million in client commissions, licensing and corporate spending on marketing and experiential activations as the prior year was significantly impacted by COVID-19.

Direct operating costs

Direct operating costs decreased $531.4 million, or 20.5%, to $2,065.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was driven by the $643 million decrease related to the sale of the restricted Endeavor Content business and the decrease in media rights and media production costs of $399 million due to the decrease in revenue described above, primarily due to the expiration of certain contracts in the second quarter of 2021 whose costs were in excess of revenue. These decreases were partially offset by increases of $517 million for costs related to live events and marketing and experiential activations due to the increases in revenue as described above.

Direct operating costs increased $851.9 million, or 48.8%, to $2,597.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $656 million related to an increase in content deliveries at Endeavor Content, $111 million related to events and performance, $69 million in media production, and $22 million in marketing and experiential activation costs due to the changes in revenue described above.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $75.4 million, or 3.3%%, to $2,359.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to higher cost of personnel, travel expenses and other operating expenses. The increase was partially offset by lower equity-based compensation expense as the prior period included charges for modifications of certain pre-IPO awards to remove certain forfeiture and discretionary call terms.

Selling, general and administrative expenses increased $841.2 million, or 58.3%, to $2,283.6 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was principally due to increased equity-based compensation expense of $441 million, of which $251.9 million is due to modifications of certain pre-IPO awards to remove certain forfeiture and discretionary call terms, higher cost of personnel, including bonuses, and other operating expenses as the business recovers from the impact of COVID-19.

Insurance recoveries

We maintain events cancellation insurance policies for a significant number of our events. For the years ended December 31, 2022, 2021 and 2020, we recognized $1.1 million, $68.2 million and $87.0 million of insurance recoveries, respectively, which primarily related to cancelled events in our Events, Experiences & Rights and Owned Sports Properties segments due to COVID-19.

Depreciation and amortization

Depreciation and amortization decreased $16.1 million, or 5.7%, to $266.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. Depreciation and amortization decreased $28.0 million, or 9.0%, to $282.9 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. These decreases were primarily driven by certain intangible assets becoming fully amortized offset by intangible assets acquired through acquisitions.

Impairment charges

Impairment charges of $0.7 million for the year ended December 31, 2022 related to goodwill in our Events, Experiences & Rights segment.

Impairment charges of $4.5 million for the year ended December 31, 2021 related to goodwill in our Events, Experiences & Rights and Representation segments.

Impairment charges of $220.5 million for the year ended December 31, 2020 related to goodwill and intangible asset impairment driven by lower projections as a result of the impact of COVID-19 and restructuring in certain of our businesses, primarily in our Events, Experiences & Rights and Representation segments.

Interest expense, net

Interest expense, net increased $13.6 million, or 5.1% to $282.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily driven by higher interest rates offset by lower indebtedness.

Interest expense, net decreased $15.9 million, or 5.6% to $268.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, principally due to lower interest rates under our UFC Credit Facility following a repricing in January 2021 partially offset by higher indebtedness.

Loss on extinguishment of debt of $28.6 for the year ended December 31, 2021 was due to fees and expenses incurred for the early redemption of our term loans issued in May 2020.

Tax receivable agreement liability adjustment

For the year ended December 31, 2022, the Company recorded a $873.3 million expense for the tax receivable agreement liability related to the expected realization of certain tax benefits after concluding that such TRA payments would be probable based on estimates of future taxable income over the term of the TRA.

For the year ended December 31, 2021, the Company recorded a $92.6 million expense for the tax receivable agreement liability related to the expected realization of certain tax benefits, including the release of a valuation allowance, in connection with the sale of the restricted Endeavor Content business, which closed in January 2022, and recorded a $9.1 million expense due to a change in estimates related to the tax receivable agreement liability.

Other income, net

The income for the year ended December 31, 2022 included a gain of $463.6 million for the sale of the restricted Endeavor Content business, a gain of $23.3 million for the sale of the DBH business and $15.1 million of gains from changes in fair value of equity investments partially offset by $27.8 million for foreign currency transaction losses and $7.3 million of losses due to the change in the fair value of forward foreign exchange contracts.

The income for the year ended December 31, 2021 primarily included $22.2 million of gains primarily from sales and changes in fair value of equity investments partially offset by $17.2 million of foreign currency transaction losses and $11.3 million of losses due to the change in the fair value of embedded foreign currency derivatives.

The income for the year ended December 31, 2020 primarily included gains of $27.1 million, $8.1 million, $15.3 million and $12.7 million recorded for the acquisition of the remaining 50% of the membership interests of FC Diez Media, the deconsolidation of Asian Tour Media, the gain on the sale of an investment and the change in the fair value of embedded foreign currency derivatives, respectively.

(Benefit from) provision for income taxes

For the year ended December 31, 2022, the Company recorded $648.5 million benefit from income taxes compared to $22.3 million benefit for income taxes for the year ended December 31, 2021. The increase was primarily due to the release of a valuation allowance against certain deferred tax assets of $686.2 million associated with our TRA liability.

For the year ended December 31, 2021, we recorded $22.3 million benefit from income taxes compared to $8.5 million provision for income taxes for the year ended December 31, 2020. The change was primarily due to the impact of a $68.6 million valuation allowance release related to the expected realization of certain tax benefits in connection with the sale of the restricted Endeavor Content business, which closed in January 2022, partially offset by deferred tax liabilities associated with indefinite lived intangibles recorded as a result of the IPO and a change in the tax rate in the United Kingdom.

Equity losses of affiliates, net of tax

Equity losses of affiliates for the years ended December 31, 2022, 2021 and 2020 were $223.6 million, $72.7 million and $260.1 million, respectively. Our equity losses of affiliates are primarily due to the losses related to our investments in Learfield IMG College and for 2022, also include our 20% interest we retained in the restricted Endeavor Content business, which we sold in January 2022.

For the years ended December 31, 2022, 2021 and 2020, we recorded $129.7 million, $76.1 million and $250.7 million, respectively, in equity losses resulting from losses related to our investment in Learfield IMG College. For the years ended December 31, 2022 and 2020, our share of the results of Learfield IMG College included charges taken by Learfield IMG College resulting from their goodwill and indefinite-lived intangible asset impairments.

During the years ended December 31, 2022, 2021 and 2020, other-than-temporary impairment charges were $84.6 million, none, and $15.3 million, respectively, for its equity method investments, which were recognized within equity losses of affiliates in the consolidated statements of operations.

Net (loss) income attributable to non-controlling interests

Subsequent to the IPO and associated reorganization transactions, non-controlling interests are primarily comprised of interests held by certain pre-IPO members of Endeavor Operating Company who retained their ownership interests in Endeavor Manager or Endeavor Operating Company.

Net income attributable to non-controlling interests was $192.5 million for the year ended December 31, 2022 compared to net loss attributable to non-controlling interests of $139.2 million for the year ended December 31, 2021. The change was primarily due to the change in the amount of reported net income for the year ended December 31, 2022 versus the reported net loss for the year ended December 31, 2021 as well as the effect of the reorganization transactions.

Net loss attributable to non-controlling interests was $139.2 million for the year ended December 31, 2021 compared to net income attributable to non-controlling interests of $29.6 million for the year ended December 31, 2020. The change from income to loss was primarily driven by the effect of the reorganization transactions offset by net income incurred at UFC prior to the UFC Buyout.

SEGMENT RESULTS OF OPERATIONS

As of December 31, 2022, we classified our business into three reportable segments: Owned Sports Properties; Events, Experiences & Rights; and Representation. Our chief operating decision maker evaluates the performance of our segments based on segment Revenue and segment Adjusted EBITDA. Management believes segment Adjusted EBITDA is indicative of operational performance and ongoing profitability and is used to evaluate the operating performance of our segments and for planning and forecasting purposes, including the allocation of resources and capital.

Segment operating results reflect earnings before corporate and unallocated shared expenses. Segment operating results include allocations of certain costs, including facilities, technology, and other shared services costs, which are allocated based on metrics designed to correlate with consumption. These allocations are agreed-upon amounts between the businesses and may differ from amounts that would be negotiated in arm's length transactions.

The following tables display Revenue and Adjusted EBITDA for each of our segments for the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,				
(in thousands)		2022		2021		2020
Revenue:						
Owned Sports Properties	$	1,332,335	$	1,108,207	$	952,624
Events, Experiences & Rights		2,451,966		2,031,283		1,593,509
Representation		1,512,150		1,959,757		943,873
Eliminations		(28,314)		(21,534)		(11,263)
Total Revenue	$	5,268,137	$	5,077,713	$	3,478,743
Adjusted EBITDA:						
Owned Sports Properties	$	648,158	$	537,627	$	457,589
Events, Experiences & Rights		342,644		215,578		59,224
Representation		469,757		383,388		211,977
Corporate		(297,031)		(256,277)		(145,240)

Owned Sports Properties

The following table sets forth our Owned Sports Properties segment results for the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,				
(in thousands)		2022		2021		2020
Revenue	$	1,332,335	$	1,108,207	$	952,624
Direct operating costs	$	433,808	$	379,721	$	312,935
Selling, general and administrative expenses	$	247,744	$	194,228	$	185,835
Adjusted EBITDA	$	648,158	$	537,627	$	457,589
Adjusted EBITDA margin		48.6%		48.5%		48.0%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue for the year ended December 31, 2022 increased $224.1 million, or 20.2%, to $1,332.3 million, compared to the year ended December 31, 2021. The increase was driven by growth at UFC due to increased media rights fees, greater sponsorship, licensing, commercial PPV and event related revenue from more events with live audiences. The increase was also due to an increase at PBR from the new team series format, an increase in the number of events and the elimination of fan attendance restrictions. In addition, the acquisition of ten PDL Clubs in December 2021 and January 2022 that operated under the DBH umbrella contributed $64 million. The DBH business, including the PDL Clubs, was sold in September 2022.

Direct operating costs for the year ended December 31, 2022 increased $54.1 million, or 14.2%, to $433.8 million, compared to the year ended December 31, 2021. The increase is due to the change in revenue described above partially offset by lower athlete costs for UFC.

Selling, general and administrative expenses for the year ended December 31, 2022 increased $53.5 million, or 27.6%, to $247.7 million, compared to the year ended December 31, 2021. The increase was primarily attributable to $37 million of expenses incurred by the DBH business and an increase in cost of personnel and travel expenses. Corporate allocations remained relatively unchanged in 2022 from 2021.

Adjusted EBITDA for the year ended December 31, 2022 increased $110.5 million, or 20.6%, to $648.2 million, compared to the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily driven by increases in revenue partially offset by increases in direct operating costs and selling, general and administrative expenses.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue for the year ended December 31, 2021 increased $155.6 million, or 16.3%, to $1,108.2 million, compared to the year ended December 31, 2020. The increase was primarily related to an increase in media rights fees of $88 million and event related revenue of $68 million due to an increase in the number of events held at UFC and PBR, increased sponsorships and the successful completion of the Euroleague season in 2021. The event related revenue in the prior year includes a $25 million contract termination fee.

Direct operating costs for the year ended December 31, 2021 increased $66.8 million, or 21.3%, to $379.7 million, compared to the year ended December 31, 2020. The increase was primarily attributable to the increase in the number of UFC events held.

Selling, general and administrative expenses for the year ended December 31, 2021 increased $8.4 million, or 4.5%, to $194.2 million, compared to the year ended December 31, 2020. The increase was primarily attributable to cost of personnel as well as travel expenses related to the increase in the number of UFC events held. Corporate allocations remained relatively unchanged in 2021 from 2020.

Adjusted EBITDA for the year ended December 31, 2021 increased $80.0 million, or 17.5%, to $537.6 million, compared to the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily driven by the increase in revenue partially offset by the increase in direct operating costs and selling, general and administrative expenses.

Events, Experiences & Rights

The following table sets forth our Events, Experiences & Rights segment results for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,					
(in thousands)		2022		2021		2020
Revenue	$	2,451,966	$	2,031,283	$	1,593,509
Direct operating costs	$	1,409,102	$	1,370,291	$	1,246,793
Selling, general and administrative expenses	$	710,905	$	514,310	$	387,203
Adjusted EBITDA	$	342,644	$	215,578	$	59,224
Adjusted EBITDA margin		14.0%		10.6%		3.7%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue for the year ended December 31, 2022 increased $420.7 million, or 20.7%, to $2,452.0 million, compared to the year ended December 31, 2021. Event and academy revenue increased $731 million primarily due to events returning in 2022 that were cancelled in 2021 or experienced fan restrictions due to COVID-19, including Super Bowl LVI, NCAA Men's March Madness, Miami Open, and various music events. Increases were also due to the Madrid Open, which was acquired in April 2022, as well as growth in Academy due to increased enrollment and NCSA, which was acquired in June 2021. Media rights fees and media production revenue decreased $310 million primarily due to the expiration of two European soccer contracts in the second quarter of 2021 that were not renewed, the UEFA European Championship held in 2021 and a decrease in the volume of CONCACAF matches partially offset by $50 million of revenue related to OpenBet, which was acquired in September 2022.

Direct operating costs for the year ended December 31, 2022 increased $38.8 million, or 2.8%, to $1,409.1 million, compared to the year ended December 31, 2021. Live event and performance costs increased $437 million due to the increases in related revenue. This increase was partially offset by a decrease in media rights and media production costs of $399 million due to the decrease in revenue described above, primarily due to the expiration of certain contracts in the second quarter of 2021 whose costs were in excess of revenue.

Selling, general and administrative expenses for the year ended December 31, 2022 increased $196.6 million, or 38.2%, to 710.9 million, compared to the year ended December 31, 2021. The increase was primarily driven by increased cost of personnel, including the buildout of the Olympics business, and the expenses incurred by NCSA and OpenBet, acquired in June 2021 and September 2022, respectively. Corporate allocations remained relatively unchanged in 2022 from 2021.

Adjusted EBITDA for the year ended December 31, 2022 increased $127.1 million, or 58.9% to $342.6 million, compared to the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily driven by the growth in revenue partially offset by the increases in direct operating costs and selling, general and administrative expenses and a decrease in insurance recoveries related to cancelled events.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue for the year ended December 31, 2021 increased $437.8 million, or 27.5%, to $2,031.3 million, compared to the year ended December 31, 2020.

- Media rights fees increased $139 million primarily driven by the impact of COVID-19 cancelling and delaying live events in 2020 such as UEFA Euros, The Open Championship and Wimbledon and the timing of matches on both the 2019/2020 and 2020/2021 European soccer seasons as well as new events such as CONCACAF partially offset by the expiration of two European soccer contracts in the second quarter of 2021.

- Media Production revenue increased $87 million due to the return to a largely full schedule of events in 2021 as compared to the impact of COVID-19 on event schedules in 2020, including coverage of the English Premier League which was partially rescheduled to the second half of 2020, and golf and tennis events which were cancelled.

- Event and performance revenue increased $212 million due primarily to (i) the adverse impact of COVID-19 on certain events in the prior year, including Hyde Park Winter Wonderland, Miami Open, Ryder Cup, HSBC Women's World Championship, Honda LPGA, ANA Inspiration, Frieze NY and Miss Universe pageant, (ii) all summer camps taking place at the IMG Academy at full capacity in 2021 that were cancelled or had attendance restrictions in 2020 and (iii) the benefit of the NCSA acquisition. These increases were partially offset by attendance restrictions at the 2021 Super Bowl LV, as well as the adverse impact of COVID-19 on certain events in the current year, including Frieze LA and Rio Open, and the exit of our Exhibitions business.

Direct operating costs for the year ended December 31, 2021 increased $123.5 million, or 9.9%, to $1,370.3 million, compared to the year ended December 31, 2020. Media production expenses increased $69 million due to changes in revenue described above and live event and performance costs of $50 million due to the changes in revenue described above, including amounts for the cancellation of an event and the impact of the acquisition of NCSA. These increases were partially offset by decreases in media rights expenses due to the expiration of two European soccer contracts described above, whose costs were in excess of revenue, offset by increases resulting from the return of live events and new events.

Selling, general and administrative expenses for the year ended December 31, 2021 increased $127.1 million, or 32.8%, to $514.3 million, compared to the year ended December 31, 2020. The increase was primarily driven by increased cost of personnel as the business recovers from the impact of COVID-19. The acquisition of NCSA contributed approximately $55 million in selling, general and administrative expenses for the year ended December 31, 2021. Corporate allocations remained relatively unchanged in 2021 from 2020.

Adjusted EBITDA for the year ended December 31, 2021 increased $156.4 million to $215.6 million, compared to the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily driven by the increase in revenue partially offset by the increase in direct operating costs and selling, general and administrative expenses and a decrease in insurance recoveries related to cancelled events.

Representation

The following table sets forth our Representation segment results for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,					
(in thousands)	**2022**		**2021**		**2020**	
Revenue	$	1,512,150	$	1,959,757	$	943,873
Direct operating costs	$	251,863	$	867,437	$	190,259
Selling, general and administrative expenses	$	790,032	$	709,992	$	543,813
Adjusted EBITDA	$	469,757	$	383,388	$	211,977
Adjusted EBITDA margin		31.1%		19.6%		22.5%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue for the year ended December 31, 2022 decreased $447.6 million, or 22.8%, to $1,512.2 million, compared to the year ended December 31, 2021. The decrease was primarily attributable to the $737 million of revenue related to the restricted Endeavor Content business recorded in prior year, which was sold in January 2022. This decrease was partially offset by an increase of $288 million related to client commissions, due primarily to the continued strong demand for our talent and the recovery of live entertainment, predominantly music, and corporate spending on marketing and experiential activations as the prior year was impacted by COVID-19. Excluding the revenue attributable to the restricted Endeavor Content business, revenue for the year ended December 31, 2022 increased 24% compared to the year ended December 31, 2021.

Direct operating costs for the year ended December 31, 2022 decreased $615.6 million, or 71.0%, to $251.9 million, compared to the year ended December 31, 2021. The decrease attributable to the sale of the restricted Endeavor Content business of $643 million was partially offset by an increase in marketing and experiential activations due to the increase in revenue described above.

Selling, general and administrative expenses for the year ended December 31, 2022 increased $80.0 million, or 11.3%, to $790.0 million, compared to the year ended December 31, 2021. The increase was primarily driven by cost of personnel and travel expenses partially offset by the sale of the restricted Endeavor Content business. Corporate allocations remained relatively unchanged in 2022 from 2021.

Adjusted EBITDA for the year ended December 31, 2022 increased $86.4 million, or 22.5%, to $469.8 million, compared to the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily due to the growth in revenue, excluding the Endeavor Content business which was sold in January 2022, partially offset by the increase in selling, general and administrative expenses.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue for the year ended December 31, 2021 increased $1,015.9 million, or 107.6%, to $1,959.8 million, compared to the year ended December 31, 2020. The increase was primarily attributable to a $716 million increase in content deliveries at Endeavor Content and an increase of $300 million in client commissions, licensing and marketing and experiential activations which were all significantly impacted by COVID-19 in the prior year.

Direct operating costs for the year ended December 31, 2021 increased $677.2 million, or 355.9%, to $867.4 million, compared to the year ended December 31, 2020. The increase was predominantly attributable to the above mentioned increase in content deliveries at Endeavor Content and marketing and experiential activations.

Selling, general and administrative expenses for the year ended December 31, 2021 increased $166.2 million, or 30.6%, to $710.0 million, compared to the year ended December 31, 2020. The increase was primarily driven by growth in cost of personnel, including bonuses, as the business recovers from the impact of COVID-19. Corporate allocations remained relatively unchanged in 2021 from 2020.

Adjusted EBITDA for the year ended December 31, 2021 increased $171.4 million, or 80.9%, to $383.4 million, compared to the year ended December 31, 2020. The increase in Adjusted EBITDA was driven by the increase in revenue partially offset by the increase in direct operating costs and selling, general and administrative expenses.

Corporate

Corporate primarily consists of overhead, personnel costs, and costs associated with corporate initiatives that are not fully allocated to the operating divisions. Such expenses include compensation and other benefits for corporate office employees, rent, professional fees related to internal control compliance and monitoring, financial statement audits and legal, information technology and insurance that is managed through our corporate office.

The following table sets forth our results for Corporate for the years ended December 31, 2022, 2021 and 2020

| | Years Ended December 31, | | |
	2022	2021	2020
(in thousands)			
Adjusted EBITDA	$ (297,031)	$ (256,277)	$ (145,240)

Adjusted EBITDA for the year ended December 31, 2022 decreased $40.8 million, or 15.9%, to $(297.0) million, compared to the year ended December 31, 2021. The decrease was driven by an increase in cost of personnel and other general and administrative expenses.

Adjusted EBITDA for the year ended December 31, 2021 decreased $111.0 million, or 76.5%, to $(256.3) million, compared to the year ended December 31, 2020. The decline was driven by an increase in cost of personnel, including bonuses, and other general and administrative expenses.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss), excluding income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger, acquisition and earn-out costs, certain legal costs, restructuring, severance and impairment charges, certain non-cash fair value adjustments, certain equity earnings, COVID-19 related expenses, tax receivable agreement liability adjustment, and certain other items when applicable. Adjusted EBITDA margin is a non-GAAP financial measure defined as Adjusted EBITDA divided by Revenue.

Management believes that Adjusted EBITDA is useful to investors as it eliminates the significant level of non-cash depreciation and amortization expense that results from our capital investments and intangible assets recognized in business combinations, and improves comparability by eliminating the significant level of interest expense associated with our debt facilities, as well as income taxes and the tax receivable agreement, which may not be comparable with other companies based on our tax and corporate structure.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases to evaluate our consolidated operating performance.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- they do not reflect every cash expenditure, future requirements for capital expenditures, or contractual commitments;

- Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirement for such replacements or improvements; and

- they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

We compensate for these limitations by using Adjusted EBITDA and Adjusted EBITDA margin along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance.

Adjusted EBITDA and Adjusted EBITDA margin should not be considered substitutes for the reported results prepared in accordance with GAAP and should not be considered in isolation or as alternatives to net income (loss) as indicators of our financial performance, as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. Although we use Adjusted EBITDA and Adjusted EBITDA margin as financial measures to assess the performance of our business, such use is limited because it does not include certain material costs necessary to operate our business. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as indications that our future results will be unaffected by unusual or nonrecurring items. These non-GAAP financial measures, as determined and presented by us, may not be comparable to related or similarly titled measures reported by other companies. Set forth below are reconciliations of our most directly comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures on a consolidated basis.

Adjusted EBITDA

| (in thousands) | Years Ended December 31, | | |
	2022	2021	2020
Net income (loss)	$ 321,664	$ (467,479)	$ (625,318)
(Benefit from) provision for income taxes	(648,503)	(22,277)	8,507
Interest expense, net	282,255	268,677	284,586
Depreciation and amortization	266,775	282,883	310,883
Equity-based compensation expense [1]	210,163	532,467	91,271
Merger, acquisition and earn-out costs [2]	68,728	60,904	22,178
Certain legal costs [3]	16,051	5,451	12,520
Restructuring, severance and impairment [4]	13,258	8,490	271,868
Fair value adjustment - equity investments [5]	(12,029)	(21,558)	469
Equity method losses - Learfield IMG College and Endeavor Content [6]	218,566	76,135	250,726
COVID-19 related costs [7]	—	—	2,692
Gain on sale of the restricted Endeavor Content business [8]	(463,641)	—	—
Tax receivable agreement liability adjustment [9]	873,264	101,736	—
Other [10]	16,977	54,887	(57,835)
Adjusted EBITDA	$ 1,163,528	$ 880,316	$ 572,547
Net income (loss) margin	6.1%	(9.2%)	(18.0%)
Adjusted EBITDA margin	22.1%	17.3%	16.5%

(1)   Equity-based compensation represents primarily non-cash compensation expense associated with our equity-based compensation plans.

The decrease for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to the modification of certain pre-IPO equity-based awards primarily to remove certain forfeiture and discretionary call terms in 2021. Equity-based compensation was recognized in all segments and Corporate for the year ended December 31, 2022.

The increase for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was primarily due to the modification of certain pre-IPO equity-based awards primarily to remove certain forfeiture and discretionary call terms as well as grants under the 2021 Incentive Award Plan that were issued in connection with the IPO. Equity-based compensation was recognized in all segments and Corporate for the year ended December 31, 2021 and in our Owned Sports Properties and Representation segments and Corporate for the year ended December 31, 2020.

(2)   Includes (i) certain costs of professional advisors related to mergers, acquisitions, dispositions or joint ventures and (ii) fair value adjustments for contingent consideration liabilities related to acquired businesses and compensation expense for deferred consideration associated with selling shareholders that are required to remain our employees.

Such costs for the year ended December 31, 2022 primarily related to professional advisor costs of approximately $40 million and related to all of our segments. Fair value adjustments for contingent consideration liabilities related to acquired businesses and acquisition earn-out adjustments were approximately $28 million, which primarily related to our Representation segment.

Such costs for the year ended December 31, 2021 primarily related to fair value adjustments for contingent consideration liabilities related to acquired businesses and acquisition earn-out adjustments of approximately $35 million, which primarily related to our Events, Experiences & Rights and Representation segments. Professional advisor costs were approximately $25 million and related to all of our segments and Corporate.

Such costs for the year ended December 31, 2020 primarily related to professional advisor costs of approximately $13 million and primarily related to our Events, Experiences & Rights segment. Acquisition earn-out adjustments were approximately $9 million primarily related to our Representation segment.

(3)   Includes costs related to certain litigation or regulatory matters in each of our segments and Corporate.

(4)   Includes certain costs related to our restructuring activities and non-cash impairment charges.

Such costs for the year ended December 31, 2022 primarily related to an investment impairment in our Events, Experiences & Rights segment, a write off of an asset in Corporate and the restructuring expenses in our Events, Experiences & Rights and Representation segments.

Such costs for the year ended December 31, 2021 included approximately $6 million related to the impairment of goodwill and $3 million for severance and restructuring expenses, both primarily related to our Representation and Events, Experiences & Rights segments.

Such costs for the year ended December 31, 2020 included approximately $220 million related to the impairment of intangible assets and goodwill, approximately $19 million related to the impairment of certain other assets and investments and approximately $32 million for severance and restructuring expenses, in each case primarily related to COVID-19, and primarily related to our Owned Sports Properties and Events, Experiences & Rights segments and Corporate.

(5)   Includes the net change in fair value for certain equity investments with and without readily determinable fair values, based on observable price changes.

(6)   Relates to equity method losses, including impairment charges, from our investment in Learfield IMG College and from the 20% interest we retained in the restricted Endeavor Content business, which we sold in January 2022.

(7)   Includes COVID-19 related costs that are non-recurring and incremental costs that would have otherwise not been incurred. Such adjustment for the year ended December 31, 2020 does not include the write-off of $11 million of deferred event costs, net of insurance recoveries, which is adjusted in our Events, Experiences & Rights segment profitability measure.

(8)   Relates to the gain recorded for the sale of the restricted Endeavor Content business, net of transaction costs of $15.0 million.

(9)   For the year ended December 31, 2022, includes the adjustment for the tax receivable agreement liability related to the expected realization of certain tax benefits after concluding that such TRA payments would be probable based on estimates of future taxable income over the term of the TRA.

For the year ended December 31, 2021, includes a $92.6 million expense for the tax receivable agreement liability related to the expected realization of certain tax benefits, including the release of a valuation allowance, in connection with the sale of the restricted Endeavor Content business, which closed in January 2022, and a $9.1 million expense due to a change in estimates related to the tax receivable agreement liability.

(10)   For the year ended December 31, 2022, other was comprised primarily of losses of approximately $28 million on foreign exchange transactions, which related to all of our segments and Corporate, a gain of approximately $23 million related to the sale of DBH, which related to our Owned Sports Properties segment and losses of approximately $7 million related to forward foreign exchange contracts which related to our Events, Experiences & Rights segment and Corporate.

For the year ended December 31, 2021, other was comprised primarily of approximately $29 million related to a loss on debt extinguishment, which related primarily to Corporate, losses of approximately $17 million on foreign exchange transactions, which related to all of our segments and Corporate and a loss of approximately $11 million related to non-cash fair value adjustments of embedded foreign currency derivatives.

For the year ended December 31, 2020, other was comprised primarily of a gain of approximately $27 million related to the consolidation of a previously held equity interest in FC Diez Media, a gain of approximately $15 million related to the sale of an investment, a gain of approximately $8 million associated with the deconsolidation of Asian Tour Media Pte. Ltd., a gain of approximately $13 million related to non-cash fair value adjustments of embedded foreign currency derivatives and approximately $3 million increase related to purchase price adjustments to deferred revenue and ticket inventory at On Location, which related primarily to our Events, Experiences & Rights segment.

LIQUIDITY AND CAPITAL RESOURCES

Historical liquidity and capital resources

Sources and uses of cash

Cash flows from operations have historically funded our day-to-day operations, revenue-generating activities, and routine capital expenditures, as well as serviced our long-term debt. Our other principal use of cash has been the acquisition of businesses, which have been funded primarily through equity contributions from our pre-IPO institutional investors, the issuance of long-term debt and proceeds from our initial public offering and other sales of our equity.

Debt facilities

As of December 31, 2022, we had an aggregate of $5.1 billion outstanding indebtedness under our first lien credit agreement entered into by certain of our subsidiaries in May 2014 in connection with the acquisition of IMG (as amended, restated, modified and/or supplemented from time to time, the "Credit Facilities") and UFC Holdings, LLC's term loan and revolving credit facilities (the "UFC Credit Facilities" and, collectively with the Credit Facilities, the "Senior Credit Facilities"). As of December 31, 2022 we had available borrowing capacity of approximately $405 million under the Senior Credit Facilities, of which approximately $386 million was available to borrow.

Credit Facilities

As of December 31, 2022, we have borrowed an aggregate of $2.3 billion of term loans under the Credit Facilities. The loans bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the Alternate Base Rate (the "ABR") plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to adjusted LIBOR plus 2.75%, with a LIBOR floor of 0.00%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.5%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 1.75%. The term loans under the Credit Facilities include 1% principal amortization payable in equal quarterly installments and mature on May 18, 2025. In September and December 2022, we repaid a total of $450.0 million of term loans under the Credit Facilities.

In May 2019, we executed $1.5 billion in interest rate hedges to swap a portion of our debt from floating interest expense to fixed. The LIBOR portion of the facility has been fixed at a coupon of 2.12% for five years commencing from June 2019 until June 2024. In August 2022, the Company entered into $750 million of an additional interest rate hedge to swap a portion of our debt from floating interest expense to fixed. The LIBOR portion of the facility has been fixed at a coupon of 3.162% commencing from August 2022 until August 2024. As of December 31, 2022, approximately 98% of our Term Loans is hedged. See Note 10, "Debt" to our audited consolidated financial statements included elsewhere in this Annual Report for further detail on the Credit Facilities.

As of December 31, 2022, we have the option to borrow incremental term loans in an aggregate amount equal to at least $550.0 million, subject to market demand, and may be able to borrow additional funds depending on our First Lien Leverage Ratio (as defined under the Credit Facilities). The credit agreement governing our Credit Facilities includes certain mandatory prepayment provisions relating to, among other things, the incurrence of additional debt.

The Credit Facilities also include a revolving credit facility which has $200.0 million of capacity with letter of credit and swingline loan sub-limits of up to $75.0 million and $20.0 million, respectively. Revolving credit facility borrowings under the Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to adjusted LIBOR plus 2.00-2.50%, depending on the First Lien Leverage Ratio, with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 1.00-1.50%, depending on the First Lien Leverage Ratio. We pay Letter of Credit fees of 0.125% and a commitment fee of 0.25-0.50%, based on our First Lien Leverage Ratio. In June 2021, we repaid $163.1 million under the revolving credit facility. As of December 31, 2022, we had no borrowings outstanding under this revolving credit facility and outstanding letters of credit of $19.4 million. The revolving facility matures on May 18, 2024.

The revolving facility under the Credit Facilities is subject to a financial covenant if greater than 35% of the borrowing capacity of the revolving credit facility is utilized (excluding cash collateralized letters of credit and non-cash collateralized letters of credit of up to $50.0 million) at the end of each quarter. This covenant was not applicable on December 31, 2022, as we had no borrowings outstanding under the revolving credit facility.

The Credit Facilities contain certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales, and transactions with affiliates.

The borrower's obligations under the Credit Facilities are guaranteed by certain of our indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the Credit Facilities and the related guarantees are secured by a perfected first priority lien on substantially all of the borrower's and the guarantors' tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

UFC Credit Facilities

As of December 31, 2022, we have borrowed an aggregate of $2.8 billion of first lien term loans under the UFC Credit Facilities. Following a repricing under the UFC Credit Facilities in January 2021, borrowings under the UFC Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to an adjusted LIBOR plus 2.75%-3.00%, depending on the First Lien Leverage Ratio, in each case with a LIBOR floor of 0.75%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.5%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.75%, plus (ii) 1.75%-2.00%. The term loans under the UFC Credit Facilities include 1% principal amortization payable in equal quarterly installments and mature on April 29, 2026. In December 2022, we repaid $50.0 million of term loans under the UFC Credit Facilities. See Note 10, "Debt" to our audited consolidated financial statements included elsewhere in this Annual Report for further detail on the UFC Credit Facilities.

As of December 31, 2022, we have the option to borrow incremental loans in an aggregate amount equal to at least $455.0 million, subject to market demand, and may be able to borrow additional funds depending on our First Lien Leverage Ratio (as defined under the UFC Credit Facilities). The credit agreement governing the UFC Credit Facilities includes certain mandatory prepayment provisions relating to, among other things, the incurrence of additional debt.

The UFC Credit Facilities also include a revolving credit facility, which has $205.0 million of total borrowing capacity and letter of credit and swingline loan sub-limits of up to $40.0 million and $15.0 million, respectively. Revolving credit facility borrowings under the UFC Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to an adjusted LIBOR plus 3.50-4.00%, depending on the First Lien Leverage Ratio, in each case with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 2.50-3.00%, depending on the First Lien Leverage Ratio. We pay a commitment fee on the revolving credit facility under the UFC Credit Facilities of 0.25-0.50%, based on the First Lien Leverage Ratio and Letter of Credit fees of 0.125%. As of December 31, 2022, we had no borrowings outstanding under this revolving credit facility and no outstanding letters of credit. The revolving facility under the UFC Credit Facilities matures on April 29, 2024.

The revolving facility under the UFC Credit Facilities is subject to a financial covenant if greater than 35% of the borrowing capacity of the revolving credit facility (excluding cash collateralized letters of credit and non-cash collateralized letters of credit of up to $10.0 million) is utilized at the end of any fiscal quarter. This covenant was not applicable on December 31, 2022, as we had no borrowings outstanding under this revolving credit facility.

The UFC Credit Facilities contain certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales and transactions with affiliates.

The borrower's obligations under the UFC Credit Facilities are guaranteed by certain of UFC Parent's indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the UFC Credit Facilities and the related guarantees are secured by a perfected first priority lien on substantially all of the borrower's and the guarantors' tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

Restrictions on dividends

Both the Credit Facilities and the UFC Credit Facilities contain restrictions on our ability to make distributions and other payments from the respective credit groups and which therefore limit our ability to receive cash from our operating units to make dividends to the holders of Class A common stock. These restrictions on dividends include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to fund certain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket, as defined in each of the Credit Facilities and the UFC Credit Facilities.

Other debt

As of December 31, 2022, we had certain other revolving line of credit facilities and long-term debt liabilities, primarily related to On Location, with total committed amounts of $62.9 million, of which $11.0 million was outstanding and $51.9 million was available for borrowing based on the supporting asset base. Such facilities have maturity dates in 2023 and 2025, bearing interest at rates of 2.75% plus LIBOR.

Our On Location revolving credit agreement has $42.9 million of total borrowing capacity and letter of credit and swingline loan sub-limits of up to $3.0 million each (the "OL Credit Facility"). As of December 31, 2022, we had no borrowings outstanding under the OL Credit Facility and no letters of credit outstanding. The OL Credit Facility matures on the earlier of August 2026 or the date that is 91 days prior to the maturity date of the term loans under the Credit Facilities. The OL Credit Facility contains restrictions that are substantially similar to those in the Credit Facilities and the UFC Credit Facilities.

Cash Flows Overview

Years ended December 31, 2022, 2021 and 2020

	Years Ended December 31,					
(in thousands)	**2022**		**2021**		**2020**	
Net cash provided by operating activities	$	502,934	$	333,599	$	161,218
Net cash used in investing activities	$	(704,535)	$	(659,080)	$	(315,792)
Net cash (used in) provided by financing activities	$	(549,909)	$	960,175	$	453,989

December 31, 2022 compared to December 31, 2021

Operating activities improved from $333.6 million of cash provided in the year ended December 31, 2021 to $502.9 million of cash provided in the year ended December 31, 2022 due to our improved operating results. Cash provided in the year ended December 31, 2022 was primarily due to net income for the year of $321.7 million, which included non-cash items totaling $425.6 million, offset by the increase in account receivable of $278.2 million and other current assets of $80.1 million due to timing of events. Cash provided in the year ended December 31, 2021 primarily represents a net loss of $467.5 million from the continued recovery from COVID-19, higher amortization of content costs of $584.9 million from content deliveries at Endeavor Content and an increase in equity-based compensation expense of $532.5 million partially offset by an increase in other assets of $800.9 million from additional investments in Endeavor Content film assets and an increase in accounts receivable of $351.6 million.

Investing activities increased from $659.1 million of cash used in the year ended December 31, 2021 to $704.5 million of cash used in the year ended December 31, 2022. Cash used in the year ended December 31, 2022 primarily reflects payments for acquisitions of businesses, primarily for OpenBet, Madrid Open and Barrett-Jackson, of $1,434.5 million as well as capital expenditures and investments in non-controlled affiliates totaling $200.2 million offset by net cash proceeds received primarily from the sale of the restricted Endeavor Content business and the DBH business of $924.8 million. Cash used in the year ended December 31, 2021 primarily reflects payments for acquisitions of businesses, primarily for NCSA, DBH, FlightScope and Mailman, of $436.4 million, investments in non-controlled affiliates, primarily Learfield IMG College, of $154.1 million and capital expenditures of $99.8 million.

Financing activities changed from $960.2 million of cash provided in the year ended December 31, 2021 to $549.9 million of cash used in the year ended December 31, 2022. Cash used in the year ended December 31, 2022 primarily reflects net payments on debt of $578.1 million as well as distributions, payments of contingent consideration related to acquisitions and redemption of certain pre-IPO equity interests totaling $64.3 million offset by net cash proceeds received in connection with the acquisition of non-controlling interests of $92.5 million. Cash provided in the year ended December 31, 2021 primarily reflects proceeds from the equity offerings, net of underwriting discounts, primarily from the IPO and private placements, of $1,886.6 million partially offset by $835.7 million used for the UFC Buyout.

December 31, 2021 compared to December 31, 2020

Operating activities improved from $161.2 million of cash provided in the year ended December 31, 2020 to $333.6 million of cash provided in the year ended December 31, 2021. Cash provided in the year ended December 31, 2021 primarily represents a smaller net loss of $467.5 million from the continued recovery from COVID-19, higher amortization of content costs of $584.9 million from content deliveries at Endeavor Content and an increase in equity-based compensation expense of $532.5 million partially offset by an increase in other assets of $800.9 million from additional investments in Endeavor Content film assets and an increase in accounts receivable of $351.6 million. Cash provided in the year ended December 31, 2020 primarily represents a decrease in accounts receivable of $314.0 million and equity losses from affiliates of $260.1 million due to changes to the timing of collections and payments from modified event and media rights schedules and the adverse impact on businesses from COVID-19.

Investing activities increased from $315.8 million of cash used in the year ended December 31, 2020 to $659.1 million of cash used in the year ended December 31, 2021. Cash used in the year ended December 31, 2021 primarily reflects payments for acquisitions of businesses, primarily for NCSA, DBH, FlightScope and Mailman, of $436.4 million, investments in non-controlled affiliates, primarily Learfield IMG College, of $154.1 million and capital expenditures of $99.8 million. Cash used in the year ended December 31, 2020 primarily reflects payments for acquisitions of businesses, primarily On Location, of $317.9 million, capital expenditures of $71.7 million and investments in non-controlled affiliates of $37.6 million offset by proceeds received of $113.0 million primarily for the sale of an investment.

Financing activities increased from $454.0 million of cash provided in the year ended December 31, 2020 to $960.2 million of cash provided in the year ended December 31, 2021. Cash provided in the year ended December 31, 2021 primarily reflects proceeds from the equity offerings, net of underwriting discounts, primarily from the IPO and private placements, of $1,886.6 million partially offset by $835.7 million used for the UFC Buyout. Cash provided in the year ended December 31, 2020 primarily reflects net proceeds from debt of $649.5 million partially offset by distributions of $123.2 million primarily made by UFC.

Future sources and uses of liquidity

Our sources of liquidity are (1) cash on hand, (2) cash flows from operations, and (3) available borrowings under our Senior Credit Facilities (which borrowings would be subject to certain restrictive covenants contained therein). Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments, including long-term debt service for at least the next 12 months.

We expect that our primary liquidity needs will be cash to (1) provide capital to facilitate organic growth of our business, (2) fund future investments, acquisitions, and earn-outs and deferred purchase price payments from prior acquisitions, (3) pay operating expenses, including cash compensation to our employees, (4) fund capital expenditures, (5) pay interest and principal when due on our Senior Credit Facilities, (6) make payments under the tax receivable agreement, (7) pay income taxes, (8) make distributions to members and (9) reduce our outstanding indebtedness under our Senior Credit Facilities.

We expect to refinance the Senior Credit Facilities prior to the maturity of the outstanding loans, with the first maturity for outstanding term loans under the Senior Credit Facilities occurring in 2025. We currently anticipate being able to secure funding for such refinancing at favorable terms; however, our ability to do so may be impacted by many factors, including our growth and other factors specific to our business as well as macro- economic factors beyond our control.

Tax distributions by Endeavor Operating Company

Other than as described below, we expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future.

Subject to funds being legally available, we generally expect that Endeavor Operating Company will make distributions to each of its members, including the Endeavor Profits Units holders and Endeavor Manager, in amounts sufficient to pay applicable taxes attributable to each member's allocable share of taxable income of Endeavor Operating Company. However, there are no assurances that Endeavor Operating Company will make distributions sufficient to cover the taxes on its members' allocable share of its taxable income; and in some cases, we may not make distributions sufficient for some or all of Endeavor Operating Company's equityholders to pay such taxes. Tax distributions made in respect of Endeavor Operating Company Units (but not Endeavor Profits Units) will generally be made pro rata in respect of such Units, as described in the Endeavor Operating Company LLC Agreement. However, in certain situations, tax distributions made to Endeavor Manager may be reduced (relative to those tax distributions made to the other members of Endeavor Operating Company) to reflect the income tax rates to which Endeavor Manager and Endeavor Group Holdings are subject and certain other factors. Non pro-rata tax distributions may be paid to holders of Endeavor Profits Units.

Tax receivable agreement

Generally, we are required under the tax receivable agreement to make payments to certain persons that held direct or indirect interest in EOC and UFC Parent prior to the IPO ("TRA Holders") that are generally equal to 85% of the applicable cash tax savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes that will be available to us as a result of certain transactions contemplated in connection with our IPO, exchanges of Endeavor Operating Company Units for Class A common stock or cash and payments made under the tax receivable agreement. We will generally be entitled to retain the remaining 15% of these cash tax savings. Payments will be due only after we have filed our U.S. federal and state income tax returns. Payments under the tax receivable agreement will bear interest from the due date of the tax return reflecting the applicable tax benefits. We currently expect to fund these payments from cash flows from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries. The amounts payable under the tax receivable agreement will vary depending upon a number of factors, including tax rates in effect, as well as the amount, character and timing of the taxable income of EGH in the future. As of December 31, 2022, the Company has a tax receivable agreement liability of $1,011.7 million recorded for all exchanges that have occurred as of this date.

Under the tax receivable agreement, as a result of certain types of transactions or occurrences, including a transaction resulting in a change of control or a material breach of our obligations under the tax receivable agreement, we may also be required to make payments to the TRA Holders in amounts equal to the present value of future payments we are obligated to make under the tax receivable agreement, calculated utilizing assumptions set forth in the tax receivable agreement. If the payments under the tax receivable agreement are accelerated, we may be required to raise additional debt or equity to fund such payments. To the extent that we are unable to make payments under the tax receivable agreement as a result of having insufficient funds (including because our credit agreements restrict the ability of our subsidiaries to make distributions to us) such payments will generally be deferred and will accrue interest until paid.

Contractual Obligations, Commitments and Contingencies

The following table represents our contractual obligations as of December 31, 2022, aggregated by type.

			Payments due by period		
(in thousands)	Total	2023	2024-2025	2026-2027	After 2027
Long-term debt, principal repayments[1]	$ 5,219,173	$ 105,555	$ 2,362,047	$ 2,696,844	$ 54,727
Long-term debt, interest payments[2]	1,088,596	374,905	636,232	73,186	4,273
Operating lease liabilities[3]	479,906	88,316	166,335	137,927	87,328
Purchase obligations/guarantees[4]	2,973,150	789,435	884,842	750,065	548,808
Total	$ 9,760,825	$ 1,358,211	$ 4,049,456	$ 3,658,022	$ 695,136

(1)   The principal balance of certain term loans is repaid on a quarterly basis at an amortization rate of 0.25% per quarter, with the balance due at maturity. See Note 10, "Debt," to our audited consolidated financial statements included elsewhere in this Annual Report for further detail.

(2)   Variable interest rate payments on our long-term debt are calculated based on the current interest rate as of December 31, 2022 and the scheduled maturity of the underlying loans. Interest payments also include a commitment fee of 0.50% that we are required to pay on the unused balance of our revolving credit facilities under the Senior Credit Facilities.

(3)   Our operating leases are primarily for office facilities, equipment and vehicles. Certain of these leases contain provisions for rent escalations or lease concessions.

(4)   We routinely enter into purchase or guarantee arrangements for media, event or other representation rights.

Payment obligations due under the tax receivable agreement as of December 31, 2022 total $1,011.7 million, of which $50.1 million was paid in February 2023. The timing and amount of the remaining payments of $961.6 million is dependent upon the amount of future taxable income and the realization (or deemed realization) of tax benefits subject to the TRA in each fiscal year. We expect such payments to be paid primarily over the next 15 years. See "Tax receivable agreement" above.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires us to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates.

We believe the following estimates related to certain of our critical accounting policies, could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, "Summary of Significant Accounting Policies," to our audited consolidated financial statements included elsewhere in this Annual Report for a summary of our significant accounting policies.

Revenue Recognition

We have revenue recognition policies for our various operating segments that are appropriate to the circumstances of each business.

In accordance with ASC 606, Revenue from Contracts with Customers ("ASC 606"), revenue is recognized when control of the promised goods or services is transferred to the Company's customers either at a point in time or over time, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. ASC 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

Arrangements with Multiple Performance Obligations

We have various types of contracts with multiple performance obligations, primarily consisting of multi-year sponsorship and media rights agreements. The transaction price in these types of contracts is allocated on a relative standalone selling price basis. We typically determine the standalone selling price of individual performance obligations based on management estimates, unless standalone selling prices are observable through past transactions. Estimates used to determine a performance obligation's standalone selling price impact the amount and timing of revenue recognized, but not the total amount of revenue to be recognized under the arrangement.

Principal versus Agent

We enter into many arrangements that require management to determine whether we are acting as a principal or an agent. This determination involves judgment and requires evaluation as to whether the Company controls the goods or services before they are transferred to the customer. As part of this analysis, the Company considers whether we are primarily responsible for fulfillment of the promise to provide the specified service, have inventory risk and have discretion in establishing prices. For events, this determination is primarily based on whether an event is owned by us or whether we are providing an event management service. For media rights distribution, this determination is primarily based on whether we have control over the media rights including inventory risk and setting pricing with customers. For re-billable expenses related to advertising and brand activation services, this determination is primarily based on whether we are primarily responsible for fulfillment of the services to the customer. If our determinations were to change, the amounts of our revenue and operating expenses may be different.

Timing of Recognition

Commission-based Representation and Licensing Revenue

For arrangements where we earn commissions or royalties based on a client's sales, earnings or back-end profits, we recognize revenue either over time or at the point in time that our client performs in accordance with the terms of their engagement. We earn packaging revenue directly from studios/production companies (in lieu of receiving a commission from a client) for our role in arranging the creation, development and/or production of a program to be exhibited on broadcast or cable television, streaming, video-on-demand or similar platforms. A package typically involves an initial fee per episode as well as a back-end profit participation paid directly from a studio. We generally recognize the initial fee when a program is completed and delivered to the network.

When our commission is generated from an arrangement that involves an underlying license of intellectual property, we recognize such revenue in accordance with the sales-or usage-based royalty exception under ASC 606. Such arrangements primarily include:

- Client profit participation: primarily relates to our client's participation in the net profitability of an episodic television series or feature film in which they have played a role. Once the profit participation metric is achieved, we recognize commission revenue related to the sales or usage of the underlying functional intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or management's best estimate of sales or usage in a period when statements are received on a lag. If our estimates and judgments were to change, the timing and amount of revenue recognized may be different.

- Package back-end profit participation: relates to our right to participate in the profitability of a television program, which is generally equal to a percentage of a contractually defined profitability measure. Once the profit participation metric is achieved, we recognize revenue related to the sales or usage of the underlying functional intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or management's best estimate of sales or usage in a period, if statements are received on a lag. If our estimates and judgments were to change, the timing and amount of revenue recognized may be different.

- Licensing: relates to royalties or commissions from sales of licensed merchandise. The nature of the licensing arrangements is typically symbolic intellectual property, inclusive of logos, trade names, and trademarks related to merchandise sales. We recognize revenue related to the sales or usage of the underlying symbolic intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or management's best estimate of sales or usage in a period, if statements are received on a lag. If our estimates and judgments were to change, the timing and amount of revenue recognized may be different.

Content Development-based Revenue

Revenue from production services and studio fees for the production and licensing of original content, including television properties, documentaries, and films, is recognized when the content becomes available for exploitation and has been accepted by the customer. Revenue from production services of live entertainment and sporting events is recognized at the time of the event on a per event basis. Revenue from production services of editorial video content is recognized when the content is delivered to and accepted by the customer and the license period begins. Revenue for license fees that include a royalty is recognized in the period the royalty is generated following the sales and usage-based royalty exception for licenses of functional intellectual property.

Content Distribution and Sales-based Revenue

License fees from live entertainment and sporting event media rights are recognized when the event is aired. License fees for non-live event programming are recognized when the program has been delivered and is available for exploitation. Commission revenue from distribution and sales arrangements for television properties, documentaries and films of independent production companies is recognized when the underlying content becomes available for view or telecast and has been accepted by the customer.

Event-based Revenue

We earn revenue from events that we control in addition to providing event related services to events controlled by third parties. For controlled events (owned or licensed), revenue is generally recognized for each performance obligation over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the particular revenue source. Advance ticket sales, participation entry fees, hospitality sales and bundled experience packages are recorded as deferred revenue pending the event date. For event management related services to third party controlled events, revenue is generally recognized over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the service. If such revenues were recognized based on another basis, or if we made different determinations about which method to apply to a given arrangement, the timing of our revenue and operating expenses may be different.

<u>Service Fee-based Revenue</u>

We provide marketing and consultancy services to brands with expertise in brand strategy, activation, sponsorships, endorsements, creative development and design, digital and original content, public relations, live events, branded impact, and B2B services. Marketing revenue is either recognized over time, based on the number of labor hours incurred, costs incurred or time elapsed based on the Company's historical practice of transferring similar services to customers, or at a point in time for live event activation engagements. Consulting fees are typically recognized over time, either based on the number of labor hours incurred or evenly throughout the service period.

Revenue from our digital streaming video solutions is generally recognized upon delivery of the offering to the consumer or over the course of an over-the-top distribution platform subscription agreement term. Revenues from subscription services based on usage, such as data volume, are generally recognized as services are utilized by the customer.

Revenue from our sports academy is recognized ratably over the period of the athletes' enrollment or attendance at a facility, as the services provided are substantially the same throughout the service period.

If such revenues were recognized based on another basis, or if we made different determinations about which method to apply to a given arrangement, the timing of our revenue and operating expenses may be different.

<u>Pay-per-view Revenue</u>

We recognize revenue from pay-per-view ("PPV") programming from owned live sporting events when the event is aired. PPV programming is distributed through cable, satellite and digital providers. We receive a fixed license fee for our domestic residential PPV programming under a long-term contract. For our international and commercial PPV, the amount of revenue recognized is based upon management's initial estimate of variable consideration related to the number of buys achieved. This initial estimate is based on preliminary buy information received from certain PPV distributors and is subject to adjustment as new information regarding the number of buys is received, which is generally up to 120 days subsequent to the live event. If our estimates of buys achieved were to change, the timing and amount of our revenue may be different.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. We perform our goodwill impairment test at the reporting unit level, which is one level below the operating segment level. We have three operating and reportable segments, consistent with the way management makes decisions and allocates resources to the business and we have ten reporting units across these three segments.

We have the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. A qualitative assessment includes, but is not limited to, consideration of the results of our most recent quantitative impairment test, consideration of macroeconomic conditions, and industry and market conditions. If we can support the conclusion that it is "not more likely than not" that the fair value of a reporting unit is less than its carrying amount under the qualitative assessment, we would not need to perform the quantitative impairment test for that reporting unit.

If we cannot support such a conclusion or we do not elect to perform the qualitative assessment then we must perform the quantitative impairment test. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. We apply what we believe to be the most appropriate valuation methodology for each of our reporting units. We believe our estimates of fair value are consistent with how a marketplace participant would value our reporting units.

The discounted cash flow analyses are sensitive to our estimates of future revenue growth and margins for these businesses along with discount rates. Our long-term cash flow projections are estimates and inherently subject to uncertainty, particularly during periods of adverse economic conditions. Significant estimates and assumptions specific to each reporting unit include revenue growth, profit margins, terminal value growth rates, discount rates and other assumptions deemed reasonable by management. Where a market approach is utilized, we use judgment in identifying the relevant comparable-company market multiples. These estimates and assumptions may vary between each reporting unit depending on the facts and circumstances specific to that unit. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ.

If the carrying amount of a reporting unit exceeds its fair value, such excess is recognized as an impairment. For the year ended December 31, 2022, our annual impairment test resulted in no impairment charges.

We believe that the estimates and assumptions we made in our quantitative analysis are reasonable, but they are susceptible to change from period to period. Actual results of operations, cash flows and other factors will likely differ from the estimates used in our valuation, and it is possible that differences and changes could be material. A deterioration in profitability, adverse market conditions, significant client losses, changes in spending levels of our existing clients or a different economic outlook than currently estimated by management could have a significant impact on the estimated fair value of our reporting units and could result in an impairment charge in the future.

Intangible Assets

For finite-lived intangible assets that are amortized, we evaluate assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the estimated undiscounted future cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, an impairment would be measured as the difference between the fair value of the group's long-lived assets and the carrying value of the group's long-lived assets. We define an asset group by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. If identified, the impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts, but only to the extent the carrying value of each asset is above its fair value.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. We have the option to perform a qualitative assessment to determine if an impairment is "more likely than not" to have occurred. In the qualitative assessment, we must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that "more likely than not" exceeds its fair value. We must then conduct a quantitative analysis if we (1) determine that such an impairment is "more likely than not" to exist, or (2) forego the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of the asset groups, estimates of future cash flows and the discount rate used to determine fair values. If we had established different asset groups or utilized different valuation methodologies or assumptions, the impairment test results could differ, and we could be required to record impairment charges.

Equity-Based Compensation

We grant equity awards to certain executives, employees and service providers, which may be in the form of various equity-based awards such as restricted stock, restricted stock units and stock options.

We record compensation costs related to our equity awards issued to executives and other employees based on the grant date fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period and compensation cost for awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The awards with a performance condition are expensed when the achievement of performance conditions is probable. Compensation cost for performance-based awards with a market condition is recognized regardless of the number of units that vest based on the market condition and is recognized on straight-line basis over the estimated service period, with each tranche separately measured. Compensation expense is not reversed even if the market condition is not satisfied.

For periods following the reorganization transactions and the IPO, the fair value of time-based restricted stock and restricted stock units is determined based on the price of our common stock on the grant date. The fair value and the related derived service period of performance-based awards with a market condition are determined based on the Monte Carlo simulation model.

We estimate the fair value of stock options using an option-pricing model, which requires us to make certain estimates and assumptions, such as:

- Expected term—The expected term represents the period that our awards are expected to be outstanding, giving considerations to vesting schedules and expiration dates (if applicable). We use the simplified method for estimating the expected term of the stock options.

- Expected volatility—As we do not have a sufficient public market trading history, the expected volatility is estimated based on the historical volatility of public companies that are deemed to be comparable to us over the expected term of the award. Industry peers consist of several public companies in our industry which are either similar in size, stage of life cycle or financial leverage.

- Risk-Free Interest Rate—We base the risk-free interest rate on the U.S. Treasury yield curve in effect at the time the awards are granted.

- Expected Dividends—We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero.

The assumptions used in our option-pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.

Investments

We have various equity investments that we account for under the equity method, as equity investments with readily determinable fair values and equity investments without readily determinable fair values. The fair value of these investments is dependent on the performance of the investee companies as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required. We also remeasure our equity investments without readily determinable fair values when there is an observable transaction in a similar class of security to our investment.

Income Taxes

EGH was incorporated as a Delaware corporation in January 2019. It was formed as a holding company for the purpose of completing an IPO and other related transactions. As the sole managing member of Endeavor Manager, which is the sole managing member of EOC, EGH operates and controls all the business and affairs of EOC, and through EOC and its subsidiaries, conducts the Company's business. EGH is subject to corporate income tax on its share of taxable income or loss of EOC, derived from Endeavor Manager. EOC is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income tax. However, certain of EOC's subsidiaries are subject to U.S. or foreign corporate income tax.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by us in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which we operate. A valuation allowance is provided when we determine that it is "more likely than not" that a portion of a deferred tax asset will not be realized. Our deferred tax positions may change if our estimates regarding future realization of deferred tax assets were to change.

A minimum probability threshold for a tax position must be met before a financial statement benefit is recognized. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The tax benefits ultimately realized by us may differ from those recognized in our financial statements based on a number of factors, including our decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and our success in supporting its filing positions with taxing authorities.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet.

Tax Receivable Agreement Liability

Generally, we are required under the tax receivable agreement to make payments to the TRA Holders that are generally equal to 85% of the applicable cash tax savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes that will be available to us as a result of certain transactions contemplated in connection with our IPO, exchanges of Endeavor Operating Company Units for Class A common stock or cash and payments made under the tax receivable agreement. The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of redemptions or exchanges by members of Endeavor Operating Company, the price of our Class A common stock at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreement constituting imputed interest. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results as well as assumptions related to future forecasts for our various businesses by location. The impact of any changes in the total projected obligations recorded under the tax receivable agreement as a result of actual changes in the geographic mix of our earnings, changes in tax legislation and tax rates or other factors that may impact our actual tax savings realized will be reflected in income before taxes in the period in which the change occurs.

Consolidation

We typically consolidate entities in which we own more than 50% of the voting common stock and control operations, as well as variable interest entities ("VIE") for which we are deemed the primary beneficiary.

Evaluating whether an entity in which we have a variable interest is a VIE and whether we are the primary beneficiary requires management to make significant judgments involving evaluating the fair value and capitalization of the investee along with the most significant activities of the entity and the party that has power over those activities.

Business Combinations

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any non-controlling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and non-controlling interest requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Non-Controlling Interests

Non-controlling interests in consolidated subsidiaries represent the component of common equity in consolidated subsidiaries held by third parties. Non-controlling interests with redemption features, such as put options, that are redeemable outside of our control are considered redeemable non-controlling interests and are classified as temporary equity on the consolidated balance sheet. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests' share of net income or loss, or estimated redemption value at each reporting period. Estimating the fair value or other redemption value requires management to make significant estimates and assumptions specific to each non-controlling interest including revenue growth, profit margins, terminal value growth rates, discount rates under the income approach and other assumptions such as market multiples for comparable companies. These estimates and assumptions may vary between each redeemable non-controlling interest depending on the facts and circumstances specific to that consolidated subsidiary.

Recent Accounting Standards

See Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report for further information on certain accounting standards that have been recently adopted or that have not yet been required to be implemented and may be applicable to our future operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

Our exposure to changes in interest rates relates primarily to the floating interest component on our long-term debt. The Senior Credit Facilities bear interest at floating rates and we regularly monitor and manage interest rate risks. $2.25 billion of our Senior Credit Facilities have been swapped to fixed rates. For the remainder, holding debt levels constant as of December 31, 2022, a 1% increase in the effective interest rates would have increased our annual interest expense by $28 million.

Certain tenors of LIBOR were discontinued on December 31, 2021 and the remaining tenors are expected to be discontinued on or after June 30, 2023. Our loans are benchmarked off tenors, including 1 month and 3 month LIBOR, expiring in June 2023. Our Credit Agreement includes fallback language for the new standard benchmark rate that will be offered, Secured Overnight Financing Rate "SOFR". We cannot quantify the impact of LIBOR's replacement benchmark rate at this time.

Foreign currency risk

We have operations in several countries outside of the United States, and certain of our operations are conducted in foreign currencies, principally the British Pound and the Euro. The value of these currencies fluctuates relative to the U.S. dollar. These changes could adversely affect the U.S. dollar equivalent of our non-U.S. dollar revenue and operating costs and expenses and reduce international demand for our content and services, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

Holding other variables constant (such as interest rates and debt levels), if the U.S. dollar appreciated by 10% against the foreign currencies used by our operations in the year ended December 31, 2022, revenues would have decreased by approximately $103.0 million and operating income would have decreased by approximately $1.8 million.

We regularly review our foreign exchange exposures that may have a material impact on our business and from time to time use foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of potential adverse fluctuations in foreign currency exchange rates arising from these exposures. We do not enter into foreign exchange contracts or other derivatives for speculative purposes.

Item 8. Financial Statements and Supplementary Data

The Financial Statements required by this Item 8 appear beginning on page F-1 of this Annual Report and are incorporated by reference herein.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosures controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

The Company's management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2022.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that as of December 31, 2022, the Company's internal control over financial reporting was effective.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisitions occurred. Our management's evaluation of internal control over financial reporting excluded the internal control activities of OpenBet, acquired in September 2022, as discussed in Note 4 to the consolidated financial statements. The financial results of this acquisition are included in the consolidated financial statements as of and for the year ended December 31, 2022 and represent approximately 1% and 1% of total revenue and total assets, respectively.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Endeavor Group Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Endeavor Group Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 28, 2023, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at OpenBet, which was acquired on September 30, 2022, and whose financial statements constitute approximately 1% and 1% of total revenue and total assets, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at OpenBet.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, NY
February 28, 2023

Item 9B. Other Information

We are reporting the following information in lieu of reporting on a Current Report on Form 8-K under Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 23, 2023, the employment agreement, dated as of April 19, 2021, with Jason Lublin, our Chief Financial Officer, was amended to extend his term of employment and the applicable terms and conditions of his employment for an additional year, such that they will now expire on April 28, 2024 (the "Amendment").

The foregoing summary of the Amendment is not complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 10.37 and incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Other than the information set forth under Part I, Item 1. Business—Information About Our Executive Officers and Directors of this Annual Report, the information required by this Item will be set forth in our Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be set forth in the 2023 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be set forth in the 2023 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be set forth in the 2023 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2022, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be set forth in the 2023 Proxy Statement, expected to be filed with the SEC no later than 120 days after our fiscal year ended December 31, 2022, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Annual Report:

(a)(1) The financial statements as indicated in index set forth on page F-1.

(a)(2) Financial statement schedules have been omitted since they either are not required, not applicable, or the information is otherwise included in the consolidated financial statements or the related footnotes.

(a)(3) Exhibits:

Exhibits

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
2.1#	Equity Purchase Agreement, dated September 27, 2021, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company LLC and Scientific Games Company	8-K	001-40373	2.1	09/28/2021	

2.2#	Amendment No. 1 to the Equity Purchase Agreement, dated June 30, 2022, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Light & Wonder, Inc. (formerly known as Scientific Games Company)	8-K	001-40373	10.1	06/30/2022
2.3#	Amendment No. 2 to the Equity Purchase Agreement, dated August 2, 2022, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Light & Wonder, Inc.	10-Q	001-40373	10.2	8/11/2022
3.1	Amended and Restated Certificate of Incorporation of Endeavor Group Holdings, Inc.	10-Q	001-40373	3.1	06/02/2021
3.2	Amended and Restated Bylaws of Endeavor Group Holdings, Inc.	10-Q	001-40373	3.2	11/15/2021
4.1	Form of Specimen Certificate Representing Class A Common Stock	S-1	333-254908	4.1	03/31/2021
4.2	Description of Securities	10-K	001-40373	4.2	3/16/2022
10.1	First Lien Credit Agreement dated as of May 6, 2014, among WME IMG Holdings, LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, Iris Merger Sub, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank, Barclays Bank PLC, as syndication agent and Royal Bank of Canada and Deutsche Bank AG New York Branch, as co-documentation agents.	S-1	333-254908	10.1	03/31/2021
10.2	First Incremental Term Facility Amendment dated as of June 10, 2016, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Additional Term B Lenders.	S-1	333-254908	10.2	03/31/2021
10.3	Second Incremental Term Facility Amendment dated as of November 10, 2016, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Second Additional Term B Lenders.	S-1	333-254908	10.3	03/31/2021
10.4	First Refinancing Amendment, dated as of February 9, 2017, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	S-1	333-254908	10.4	03/31/2021
10.5	Third Incremental Term Facility Amendment, dated as of March 1, 2017, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Third Additional Term B Lenders.	S-1	333-254908	10.5	03/31/2021
10.6	Amendment No. 5, dated as of May 18, 2018 among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.	S-1	333-254908	10.6	03/31/2021
10.7	Amendment No. 6, dated as of February 18, 2020, among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.	S-1	333-254908	10.7	03/31/2021

10.8	Amendment No. 7, dated as of April 2, 2020, among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.	S-1	333-254908	10.8	03/31/2021
10.9	Amendment No. 8, dated as of May 13, 2020, among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.	S-1	333-254908	10.9	03/31/2021
10.10#	Amendment No. 9, dated as of April 19, 2021, among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.	S-1/A	333-254908	10.10	04/20/2021
10.11	__First Lien Credit Agreement dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent, swingline lender and issuing bank, Deutsche Bank Securities Inc., as syndication agent, and Goldman Sachs Bank USA, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and KKR Capital Markets LLC as co-documentation agents.	S-1	333-254908	10.10	03/31/2021
10.12	First Refinancing Amendment, dated as of February 21, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	S-1	333-254908	10.11	03/31/2021
10.13	Second Refinancing Amendment dated as of January 27, 2021, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	S-1	333-254908	10.12	03/31/2021
10.14	First Lien Incremental Term Facility Amendment, dated as of April 25, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent and the initial First Additional Term B Lender.	S-1	333-254908	10.13	03/31/2021
10.15	Third Amendment dated as of March 26, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.14	03/31/2021
10.16	Fourth Amendment dated April 29, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.15	03/31/2021
10.17#	Fifth Amendment dated September 18, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1	333-254908	10.16	03/31/2021
10.18#	Sixth Amendment dated June 15, 2020, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.	S-1/A	333-254908	10.18	04/20/2021

10.19#	Eighth Amendment, dated October 27, 2021, to the First Lien Credit Agreement, dated as of August 18, 2016 among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto, as amended.	8-K	001-40373	10.1	10/27/2021
10.20#	Revolving Credit Agreement dated February 27, 2020, among Endeavor OLE Buyer, LLC, On Location Events, LLC, PrimeSport Holdings Inc., and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.	S-1/A	333-254908	10.19	04/20/2021
10.21#	Amendment No. 1, dated August 12, 2021 to Revolving Credit Agreement dated February 27, 2020, among Endeavor OLE Buyer, LLC, On Location Events, LLC, PrimeSport Holdings, Inc., and JP Morgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.	10-Q	001-40373	10.24	08/16/2021
10.22#	Form of Indemnification Agreement.	S-1/A	333-254908	10.20	04/20/2021
10.23#	Stockholders Agreement, dated as of April 28, 2021, by and among Endeavor Group Holdings, Inc. and the stockholders named therein.	10-Q	001-40373	10.3	06/02/2021
10.24#	Registration Rights Agreement, dated as of April 28, 2021, by and among Endeavor Group Holdings, Inc. and the stockholders party thereto.	10-Q	001-40373	10.4	06/02/2021
10.25#	Tax Receivable Agreement, dated as of April 28, 2021, by and among Endeavor Group Holdings, Inc. and the Post-IPO TRA Holders.	10-Q	001-40373	10.5	06/02/2021
10.26	Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC., dated as of April 28, 2021.	10-Q	001-40373	10.6	06/02/2021
10.27	Amended and Restated Limited Liability Company Agreement of Endeavor Manager, LLC., dated as April 28, 2021.	10-Q	001-40373	10.7	06/02/2021
10.28^	Second Amended and Restated Limited Liability Company Agreement of Zuffa Parent, LLC, dated as of August 18, 2016.	S-1	333-254908	10.25	06/02/2021
10.29	Subscription Agreement.	10-Q	001-40373	10.8	06/02/2021
10.30+	Endeavor Group Holdings, Inc. 2021 Incentive Award Plan.	S-1/A	333-254908	10.28	04/20/2021
10.31+	Form of Nonqualified Option Award Agreement under the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan.	S-1/A	333-254908	10.29	04/20/2021
10.32+	Form of Restricted Stock Unit Award under the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan.	S-1/A	333-254908	10.30	04/20/2021
10.33+	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan.	S-1/A	333-254908	10.31	04/20/2021
10.34+	Second Amended and Restated Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Ariel Emanuel, dated March 13, 2019.	S-1/A	333-254908	10.32	04/20/2021
10.35+	Second Amended and Restated Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Patrick Whitesell, dated March 13, 2019.	S-1/A	333-254908	10.33	04/20/2021

10.36+	Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Jason Lublin, dated April 19, 2021.	10-Q	001-40373	10.13	06/02/2021
10.37+	Amendment No. 1 to Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Jason Lublin, dated February 23, 2023				*
10.38+	Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Mark Shapiro, dated April 19, 2021.	10-Q	001-40373	10.14	06/02/2021
10.39+	Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Seth Krauss, dated April 19, 2021.	10-Q	001-40373	10.15	06/02/2021
10.40+	Restrictive Covenant Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Ariel Emanuel, dated March 13, 2019.	S-1/A	333-254908	10.39	04/20/2021
10.41+	Restrictive Covenant Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Patrick Whitesell, dated March 13, 2019.	S-1/A	333-254908	10.40	04/20/2021
10.42+	Future Incentive Units Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Ariel Emanuel and solely for purposes of Section 1 and 4, WME Iris Management Holdco II, LLC, WME Iris Management V Holdco, LLC and WME Holdco, LLC, dated March 13, 2019.	S-1/A	333-254908	10.41	04/20/2021
10.43+	Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Patrick Whitesell and solely for purposes of Section 1 and 3, WME Iris Management Holdco II, LLC, WME Iris Management V Holdco, LLC, WME Holdco and LLC, dated March 13, 2019.	S-1/A	333-254908	10.42	04/20/2021
10.44+	Equity Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Jason Lublin, WME Iris Management Holdco II, LLC, WME Iris Management IV Holdco, LLC and WME Holdco, LLC, dated April 19, 2021.	10-Q	001-40373	10.17	06/02/2021
10.45+	Equity Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Mark Shapiro, WME Iris Management Holdco, LLC, WME Iris Management Holdco II, LLC and WME Iris Management IV Holdco, LLC, dated April 19, 2021.	10-Q	001-40373	10.18	06/02/2021
10.46+	Equity Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Seth Krauss, WME Iris Management Holdco, LLC, WME Iris Management IV Holdco, LLC and WME Iris Management V Holdco, LLC, dated April 19, 2021.	10-Q	001-40373	10.19	06/02/2021
10.47+	Award Agreement, by and between Zuffa Parent, LLC and Ariel Emanuel, dated March 13, 2019, as amended.	S-1/A	333-254908	10.47	04/20/2021
10.48+	Letter Agreement, by and between Zuffa Parent, LLC and Ariel Emanuel, dated April 1, 2019.	S-1/A	333-254908	10.48	04/20/2021
10.49+	Award Agreement, by and between Zuffa Parent, LLC and Patrick Whitesell, dated November 15, 2016.	S-1/A	333-254908	10.49	04/20/2021

10.50+	Award Agreement, by and between Zuffa Parent, LLC and Patrick Whitesell, dated December 16, 2016.	S-1/A	333-254908	10.50	04/20/2021	
10.51+	Management Unit Award Agreement, by and between UFC Management Holdco LLC and Jason Lublin, dated December 16, 2016.	S-1/A	333-254908	10.51	04/20/2021	
10.52+	Management Unit Award Agreement, by and between UFC Management Holdco LLC and Mark Shapiro, dated December 16, 2016.	S-1/A	333-254908	10.52	04/20/2021	
10.53+	Management Unit Award Agreement, by and between UFC Management Holdco LLC and Seth Krauss, dated February 6, 2017.	S-1/A	333-254908	10.53	04/20/2021	
10.54+	Non-Employee Director Compensation Policy.	S-1/A	333-254908	10.55	04/20/2021	
10.55+	Class B Unit Award Agreement, by and between Endeavor China Direct, LLC and Grantee.	S-1/A	333-254908	10.57	04/20/2021	
10.56+	Profits Interest Award Agreement, by and between WME IMG China, LP and Grantee.	S-1/A	333-254908	10.58	04/20/2021	
10.57+	Time-Vesting and Performance-Vesting Restricted Stock Unit Award Agreement under the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan, by and between Ariel Emanuel and Endeavor Group Holdings, Inc., dated May 3, 2021.	10-Q	001-40373	10.24	06/02/2021	
10.58+	Time-Vesting Restricted Stock Unit Award Agreement under the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan, by and between Ariel Emanuel and Endeavor Group Holdings, Inc., dated May 3, 2021.	10-Q	001-40373	10.25	06/02/2021	
10.59+	Performance-Vesting Restricted Stock Unit Award Agreement under the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan, by and between Patrick Whitesell and Endeavor Group Holdings, Inc., dated May 3, 2021.	10-Q	001-40373	10.26	06/02/2021	
10.60+	Zuffa Future Incentive Unit Cancellation Agreement, by and between Zuffa Parent, LLC and Ariel Emanuel, dated April 19, 2021.	10-Q	001-40373	10.27	06/02/2021	
10.61+	Future Incentive Unit Cancellation Agreement, by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc. and Ariel Emanuel, dated April 19, 2021.	10-Q	001-40373	10.28	06/02/2021	
21.1	Subsidiaries of Endeavor Group Holdings, Inc.					*
23.1	Consent of Deloitte & Touche LLP, independent registered accounting firm					*
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File – formatted as Inline XBRL and contained in Exhibit 101	*

* Filed herewith

** Furnished herewith

+ Management contract or compensatory plan or arrangement

^Certain portions of this exhibit (indicated by "[***]") have been omitted as we have determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to us if publicly disclosed.

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENDEAVOR GROUP HOLDINGS, INC.

Date: February 28, 2023　　　　　　　　　　　　By:　　/s/ Ariel Emanuel

Ariel Emanuel
Chief Executive Officer
(Principal Executive Officer)

Date: February 28, 2023　　　　　　　　　　　　By:　　/s/ Jason Lublin

Jason Lublin
Chief Financial Officer

(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Ariel Emanuel Ariel Emanuel	Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2023
/s/ Jason Lublin Jason Lublin	Chief Financial Officer (Principal Financial Officer)	February 28, 2023
/s/ William Fullerton William Fullerton	Global Controller and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2023
/s/ Egon Durban Egon Durban	Chairman of the Board and Director	February 28, 2023
/s/ Patrick Whitesell Patrick Whitesell	Executive Chairman and Director	February 28, 2023
/s/ Ursula Burns Ursula Burns	Director	February 28, 2023
/s/ Stephen Evans Stephen Evans	Director	February 28, 2023
/s/ Jacqueline Reses Jacqueline Reses	Director	February 28, 2023
/s/ Fawn Weaver Fawn Weaver	Director	February 28, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Endeavor Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Endeavor Group Holdings, Inc. and subsidiaries (the "Company" or "EGH") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), redeemable interests and shareholders'/ members' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Tax Receivable Agreement Liability– Refer to Notes 2 and 16 to the financial statements

Critical Audit Matter Description

In connection with the initial public offering ("IPO") and related transactions, the Company entered into a tax receivable agreement ("TRA") with certain persons that held direct or indirect interests in Endeavor Operating Company, LLC ("EOC") and Zuffa Parent, LLC prior to the IPO ("TRA Holders"). The TRA generally provides for the payment by the Company of 85% of the amount of any tax benefits that the Company actually realizes, or in some cases is deemed to realize, as a result of the following attributes: (i) increases in the Company's share of the tax basis in the net assets of EOC resulting from any redemptions or exchanges of EOC Units, (ii) increases in tax basis attributable to payments made under the TRA, (iii) deductions attributable to imputed interest pursuant to the TRA and (iv) other tax attributes (including existing tax basis) allocated to the Company post-IPO and related transactions that were allocable to the TRA Holders prior to the IPO and related transactions.

The determination of the TRA liability requires management to make judgments in estimating the amount of tax attributes as of the date of exchanges (such as cash to be received by the Company on a hypothetical sale of assets and allocation of gain/loss to the Company at the time of the exchanges taking into account complex partnership tax rules). The amounts payable under the TRA will also vary depending upon a number of factors, including tax rates in effect, as well as the amount, character, and timing of the taxable income of the Company in the future and the expected realization of tax benefits with respect to deferred tax assets related to tax attributes subject to the TRA, which may result in a valuation allowance recorded against these deferred tax assets. If a required valuation allowance recorded against certain deferred tax assets is released in a future period, or other tax attributes subject to the TRA are determined to be payable, additional TRA liabilities may be considered probable at that time and recorded within the statement of operations.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as the application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is "more likely than not" that a portion of a deferred tax asset will not be realized.

During 2022, the Company released a valuation allowance after concluding that it is more likely than not that certain deferred tax assets will be realized. As of December 31, 2022, the Company decreased its valuation allowance by $687.3 million. In connection with the recording of tax benefits and the release of the valuation allowance against certain deferred tax assets in the fourth quarter of 2022, the Company recorded an expense of $811.8 million associated with the TRA liability. For the year ended December 31, 2022, the Company recorded total TRA expense of $873.3 million. As of December 31, 2022, the Company has recognized a TRA liability of approximately $1,011.7 million, after concluding that such TRA payments would be probable based on estimates of future taxable income over the term of the TRA.

Given the complexity of the calculation and the high volume of inputs used to estimate the TRA liability and the realizability of the related deferred tax assets, performing audit procedures to test the accuracy of the calculations and evaluate the reasonableness of the inputs, including management's assessment of a valuation allowance against deferred tax assets, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our tax specialists who possess significant tax regulation and tax receivable agreement calculation expertise.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of our income tax specialists, we tested the methodology and the calculations for determining the TRA liability and related deferred tax assets by:

- Testing the effectiveness of the internal controls over income taxes, including those over management's estimates of the TRA liability and estimates of the realization of the deferred tax assets, including those over future earnings and taxable income

- Performing procedures including inquiry with management, the Company's external tax specialists, and the review of relevant documentation to obtain an understanding of the TRA.

- Evaluating the reasonableness of the methods, inputs, and assumptions used by management to determine the TRA liability, including comparison to the underlying tax receivable agreement, and whether a valuation allowance on deferred tax assets related to tax attributes subject to the TRA was necessary.

- Testing the impact of partnership exchange transactions and mergers on the computation of the TRA liability.

- Evaluating the reasonableness of the methods, inputs, and assumptions used by management to determine the deferred tax assets related to tax attributes subject to the TRA, including comparison to the underlying tax receivable agreement.

- Evaluating the sources of management's estimated future earnings and taxable income and the related impact on the determination of whether it is more likely than not that the deferred tax assets will be realized and a related TRA liability should be recorded. This included evaluation of:

  o Whether the sources of taxable income were of the appropriate character and sufficient to utilize the deferred tax assets under the relevant tax law.

  o The timing of future reversals of existing temporary differences.

  o The reasonableness of management's estimates of future earnings and taxable income by comparing the estimates to historical earnings and taxable income and evidence obtained in other areas of the audit.

- Evaluating management's assessment, including the timing of the change in assessment considering current and historical facts and circumstances, that it is more likely than not that sufficient taxable income will be generated in the future to utilize the net deferred tax assets.

- Testing the mathematical accuracy of the TRA liability, deferred tax asset and valuation allowance calculations.

/s/ Deloitte & Touche LLP

New York, NY
February 28, 2023

We have served as the Company's auditor since 2014.

ENDEAVOR GROUP HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 767,828	$ 1,560,995
Restricted cash	278,165	232,041
Accounts receivable (net of allowance for doubtful accounts of $54,766 and $57,102, respectively)	917,000	615,010
Deferred costs	268,524	255,371
Assets held for sale	12,013	885,633
Other current assets	293,206	204,697
Total current assets	2,536,736	3,753,747
Property and equipment, net	696,302	629,807
Operating lease right-of-use assets	346,550	373,652
Intangible assets, net	2,205,583	1,611,684
Goodwill	5,284,697	4,506,554
Investments	336,973	298,212
Deferred income taxes	771,382	36,371
Other assets	325,619	224,490
Total assets	$ 12,503,842	$ 11,434,517
LIABILITIES, REDEEMABLE INTERESTS AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 600,605	$ 558,863
Accrued liabilities	525,239	524,061
Current portion of long-term debt	88,309	82,022
Current portion of operating lease liabilities	65,381	59,743
Deferred revenue	716,147	651,760
Deposits received on behalf of clients	258,414	216,632
Liabilities held for sale	2,672	507,303
Other current liabilities	157,773	105,053
Total current liabilities	2,414,540	2,705,437
Long-term debt	5,080,237	5,631,714
Long-term operating lease liabilities	327,888	363,568
Long-term tax receivable agreement liability	961,623	92,588
Other long-term liabilities	412,982	309,884
Total liabilities	9,197,270	9,103,191
Commitments and contingencies (Note 20)		
Redeemable non-controlling interests	253,079	209,863
Shareholders' Equity:		
Class A common stock, $0.00001 par value; 5,000,000,000 shares authorized; 290,541,729 and 265,553,327 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	2	2
Class B common stock, $0.00001 par value; 5,000,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Class C common stock, $0.00001 par value; 5,000,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Class X common stock, $0.00001 par value; 4,987,036,068 and 5,000,000,000 shares authorized; 182,077,479 and 186,222,061 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	1	1
Class Y common stock, $0.00001 par value; 997,261,325 and 1,000,000,000 shares authorized; 227,836,134 and 238,154,296 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	2	2
Additional paid-in capital	2,120,794	1,624,201
Accumulated deficit	(216,219)	(296,625)
Accumulated other comprehensive loss	(23,736)	(80,535)
Total Endeavor Group Holdings, Inc. shareholders' equity	1,880,844	1,247,046
Nonredeemable non-controlling interests	1,172,649	874,417
Total shareholders' equity	3,053,493	2,121,463
Total liabilities, redeemable interests and shareholders' equity	$ 12,503,842	$ 11,434,517

See accompanying notes to consolidated financial statements

ENDEAVOR GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenue	$	5,268,137	$	5,077,713	$	3,478,743
Operating expenses:						
Direct operating costs		2,065,777		2,597,178		1,745,275
Selling, general and administrative expenses		2,358,962		2,283,558		1,442,316
Insurance recoveries		(1,099)		(68,190)		(86,990)
Depreciation and amortization		266,775		282,883		310,883
Impairment charges		689		4,524		220,477
Total operating expenses		4,691,104		5,099,953		3,631,961
Operating income (loss)		577,033		(22,240)		(153,218)
Other (expense) income:						
Interest expense, net		(282,255)		(268,677)		(284,586)
Loss on extinguishment of debt		—		(28,628)		—
Tax receivable agreement liability adjustment		(873,264)		(101,736)		—
Other income, net		475,251		4,258		81,087
Loss before income taxes and equity losses of affiliates		(103,235)		(417,023)		(356,717)
(Benefit from) provision for income taxes		(648,503)		(22,277)		8,507
Income (loss) before equity losses of affiliates		545,268		(394,746)		(365,224)
Equity losses of affiliates, net of tax		(223,604)		(72,733)		(260,094)
Net income (loss)		321,664		(467,479)		(625,318)
Less: Net income (loss) attributable to non-controlling interests		192,531		(139,168)		29,616
Less: Net loss attributable to Endeavor Operating Company, LLC prior to the reorganization transactions		—		(31,686)		(654,934)
Net income (loss) attributable to Endeavor Group Holdings, Inc.	$	129,133	$	(296,625)	$	—
Earnings (loss) per share of Class A common stock[1]:						
Basic	$	0.48	$	(1.14)		N/A
Diluted	$	0.45	$	(1.14)		N/A
Weighted average number of shares used in computing basic and diluted earnings (loss) per share:						
Basic		281,369,848		262,119,930		N/A
Diluted		287,707,832		262,119,930		N/A

(1) Basic and diluted loss per share of Class A common stock presented for 2021 is applicable only for the period from May 1, 2021 through December 31, 2021, which is the period following the initial public offering ("IPO") and the related Reorganization Transactions (as defined in Note 1 to the consolidated financial statements). See Note 13 for the calculation of the numbers of shares used in computation of net loss per share of Class A common stock and the basis for computation of net loss per share.

See accompanying notes to consolidated financial statements

ENDEAVOR GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

| | Years Ended December 31, | | |
	2022	2021	2020
Net income (loss)	$ 321,664	$ (467,479)	$ (625,318)
Other comprehensive income (loss), net of tax:			
Change in unrealized gains/losses on cash flow hedges:			
Unrealized gains (losses) on forward foreign exchange contracts	1,093	(185)	387
Reclassification of (gains) losses to net income (loss) for forward foreign exchange contracts	(842)	(708)	59
Unrealized gains (losses) on interest rate swaps	98,553	26,739	(90,110)
Reclassification of losses to net income (loss) for interest rate swaps	7,730	30,314	22,432
Foreign currency translation adjustments	1,507	(909)	(2,381)
Reclassification of foreign currency translation (gain) loss to net income (loss) for business divestiture	(127)	—	4,231
Total comprehensive income (loss), net of tax	429,578	(412,228)	(690,700)
Less: Comprehensive income (loss) attributable to non-controlling interests	239,729	(125,478)	29,616
Less: Net loss attributable to Endeavor Operating Company, LLC prior to the reorganization transactions	—	(12,021)	(720,316)
Comprehensive income (loss) attributable to Endeavor Group Holdings, Inc.	$ 189,849	$ (274,729)	$ —

See accompanying notes to consolidated financial statements

ENDEAVOR GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE INTERESTS AND SHAREHOLDERS'/ MEMBERS' EQUITY

(In thousands, except share data)

Year Ended December 31, 2022

	Redeemable Non-controlling Interests	Class A Common Stock Shares	Class A Common Stock Amount	Class X Common Stock Shares	Class X Common Stock Amount	Class Y Common Stock Shares	Class Y Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity Attributable to Endeavor Group Holdings, Inc.	Nonredeemable Non-controlling Interests	Total Shareholders' Equity
Balance at January 1, 2022	$ 209,863	265,553,327	$ 2	186,222,061	$ 1	238,154,296	$ 2	$ 1,624,201	$ (296,625)	$ (80,535)	$ 1,247,046	$ 874,417	$ 2,121,463
Comprehensive income	4,283	—	—	—	—	—	—	—	129,133	60,716	189,849	235,446	425,295
Equity-based compensation	(3,760)	—	—	—	—	—	—	180,869	—	—	180,869	24,668	205,537
Issuance of Class A common stock due to exchanges	—	12,741,935	—	(12,841,961)	—	(10,318,162)	—	—	—	—	—	—	—
Issuance of Class A common stock due to releases of RSUs	—	2,792,989	—	—	—	—	—	—	—	—	—	—	—
Distributions	—	—	—	—	—	—	—	—	—	—	—	(36,386)	(36,386)
Accretion of redeemable non-controlling interests	83,225	—	—	—	—	—	—	(34,497)	(48,727)	—	(83,224)	—	(83,224)
Issuance of Class A common stock due to an acquisition	—	3,266,646	—	—	—	—	—	70,254	—	—	70,254	—	70,254
Establishment and acquisition of non-controlling interests	(40,532)	6,186,832	—	8,697,379	—	—	—	211,405	—	—	211,405	135,090	346,495
Reclassification to nonredeemable non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling interests for sale of businesses	—	—	—	—	—	—	—	—	—	—	—	3,240	3,240
Equity reallocation between controlling and non-controlling interests	—	—	—	—	—	—	—	67,743	—	(3,917)	63,826	(63,826)	—
Tax receivable agreement in connection with exchanges	—	—	—	—	—	—	—	819	—	—	819	—	819
Balance at December 31, 2022	$ 253,079	290,541,729	$ 2	182,077,479	$ 1	227,836,134	$ 2	$ 2,120,794	$ (216,219)	$ (23,736)	$ 1,880,844	$ 1,172,649	$ 3,053,493

See accompanying notes to consolidated financial statements

ENDEAVOR GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE INTERESTS AND SHAREHOLDERS'/ MEMBERS' EQUITY

(In thousands, except share data)

	Year Ended December 31, 2021														
	Redeemable Non-controlling Interests	Redeemable Equity	Members' Capital	Class A Common Stock		Class X Common Stock		Class Y Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity Attributable to Endeavor Group Holdings, Inc./ Members' Equity	Nonredeemable Non-controlling Interests	Total Shareholders'/ Members' Equity
				Shares	Amount	Shares	Amount	Shares	Amount						
Balance at January 1, 2021	$ 168,254	$ 22,519	$ 468,633	—	$ —	—	$ —	—	$ —	$ —	$ —	$ (190,786)	$ 277,847	$ 686,129	$ 963,976
Comprehensive (loss) income prior to Reorganization and IPO	(4,111)	—	(31,686)	—	—	—	—	—	—	—	—	19,665	(12,021)	42,859	30,838
Equity-based compensation expense prior to Reorganization and IPO	—	—	3,444	—	—	—	—	—	—	—	—	—	3,444	7,636	11,080
Distributions prior to Reorganization and IPO	—	—	(245)	—	—	—	—	—	—	—	—	—	(245)	(8,403)	(8,648)
Accretion of redeemable non-controlling interests prior to Reorganization and IPO	(271)	—	271	—	—	—	—	—	—	—	—	—	271	—	271
Establishment of non-controlling interests prior to Reorganization and IPO	2,888	—	560	—	—	—	—	—	—	—	—	—	560	(3,448)	(2,888)
Effect of Reorganization	5,729	(22,519)	(440,977)	133,712,566	1	122,021,609	1	167,208,026	2	242,017	—	80,645	(118,311)	135,101	16,790
Issuance of Class A common stock sold in IPO, including underwriters' option, and Private Placement, net of underwriting discounts	—	—	—	81,873,497	1	—	—	—	—	1,886,642	—	—	1,886,643	—	1,886,643
Use of proceeds, including the UFC Buyout	—	—	—	42,400,877	—	67,910,105	—	70,946,270	—	(703,342)	—	(11,955)	(715,297)	(120,386)	(835,683)
Comprehensive (loss) income subsequent to Reorganization and IPO	(6,208)	—	—	—	—	—	—	—	—	—	(296,625)	21,896	(274,729)	(158,018)	(432,747)
Equity-based compensation subsequent to Reorganization and IPO	—	—	—	—	—	—	—	—	—	278,211	—	—	278,211	286,611	564,822

Issuance of Class A common stock due to exchanges subsequent to Reorganization and IPO	—	—	—	3,709,429	—	(3,709,653)	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock due to releases of RSUs subsequent to Reorganization and IPO	—	—	—	3,837,861	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	19,097	—	—	—	—	—	458	—	—	458	—	458
Contributed capital subsequent to Reorganization and IPO	5,400	—	—	—	—	—	—	—	—	—	—	—	—	150	150
Distributions subsequent to Reorganization and IPO	—	—	—	—	—	—	—	—	—	—	—	—	—	(528)	(528)
Accretion of redeemable non-controlling interests subsequent to Reorganization and IPO	36,513	—	—	—	—	—	—	—	—	(36,513)	—	—	(36,513)	—	(36,513)
Establishment of non-controlling interests subsequent to Reorganization and IPO	2,121	—	—	—	—	—	—	—	—	—	—	—	—	(2,121)	(2,121)
Reclassification to nonredeemable non-controlling interests	(452)	—	—	—	—	—	—	—	—	—	—	—	—	452	452
Non-controlling interests for sale of businesses	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,808)	(2,808)
Equity reallocation between controlling and non-controlling interests	—	—	—	—	—	—	—	—	—	(11,191)	—	—	(11,191)	11,191	—
Establishment of tax receivable agreements liability	—	—	—	—	—	—	—	—	—	(32,081)	—	—	(32,081)	—	(32,081)
Balance at December 31, 2021	$ 209,863	$ —	$ —	265,553,327	$ 2	186,222,061	$ 1	238,154,296	$ 2	$ 1,624,201	$ (296,625)	$ (80,535)	$ 1,247,046	$ 874,417	$ 2,121,463

See accompanying notes to consolidated financial statements

F-9

ENDEAVOR GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE INTERESTS AND SHAREHOLDERS'/ MEMBERS' EQUITY

(In thousands)

	Redeemable Non-controlling Interests	Redeemable Equity	Members' Capital	Accumulated Other Comprehensive Loss	Total Endeavor Operating Company, LLC Members' Equity	Nonredeemable Non-controlling Interests	Total Members' Equity
Balance at January 1, 2020	$ 136,809	$ 43,693	$ 1,038,678	$ (125,404)	$ 913,274	$ 774,309	$ 1,687,583
Cumulative transition adjustment of ASU 2016-13 adoption	—	—	(1,803)	—	(1,803)	—	(1,803)
Comprehensive (loss) income	(23,139)	—	(654,934)	(65,382)	(720,316)	52,755	(667,561)
Equity-based compensation expense	—	—	51,624	—	51,624	27,727	79,351
Contributions	—	—	47,656	—	47,656	—	47,656
Distributions	—	—	(14,018)	—	(14,018)	(173,625)	(187,643)
Accretion of redeemable non-controlling interests	(10,620)	—	10,620	—	10,620	—	10,620
Redemption of units	—	—	(13,861)	—	(13,861)	—	(13,861)
Establishment and acquisition of non-controlling interests	65,204	—	(3,075)	—	(3,075)	6,710	3,635
Business deconsolidation	—	—	—	—	—	(1,747)	(1,747)
Promissory note extinguishment	—	—	17,698	—	17,698	—	17,698
Put right exercises, modifications and cancellations	—	(39,388)	8,262	—	8,262	—	8,262
Reclassification to redeemable equity	—	18,214	(18,214)	—	(18,214)	—	(18,214)
Balance at December 31, 2020	$ 168,254	$ 22,519	$ 468,633	$ (190,786)	$ 277,847	$ 686,129	$ 963,976

See accompanying notes to consolidated financial statements

F-10

ENDEAVOR GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31, 2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 321,664	$ (467,479)	$ (625,318)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	266,775	282,883	310,883
Amortization and write-off of original issue discount and deferred financing cost	22,356	38,979	22,732
Loss on extinguishment of debt	—	28,628	—
Amortization of content costs	23,202	584,871	38,283
Impairment charges	689	4,524	220,477
Gain on sale/disposal and impairment of assets	(832)	(7,662)	(12,471)
Gain on business divestitures	(508,439)	—	(30,999)
Equity-based compensation expense	210,163	532,467	91,271
Change in fair value of contingent liabilities	2,373	16,204	(3,671)
Change in fair value of equity investments with and without readily determinable fair value	(12,240)	(14,108)	316
Change in fair value of financial instruments	6,250	36,144	(3,486)
Equity losses from affiliates	223,604	72,733	260,094
Net (benefit) provision for allowance for doubtful accounts	(422)	(7,814)	38,542
Net loss on foreign currency transactions	20,189	4,953	9,047
Distributions from affiliates	7,433	5,786	9,405
Tax receivable agreement liability adjustment	873,264	101,736	—
Income taxes	(708,598)	(73,755)	(13,401)
Other, net	(189)	(1,343)	2,225
Changes in operating assets and liabilities - net of acquisitions and divestiture:			
(Increase)/decrease in receivables	(278,199)	(351,585)	313,989
(Increase)/decrease in other current assets	(79,563)	(90,196)	59,041
Increase in other assets	(45,130)	(800,944)	(268,918)
(Increase)/decrease in deferred costs	(20,116)	(18,108)	80,984
Increase/(decrease) in deferred revenue	55,097	115,177	(43,252)
Increase/(decrease) in accounts payable and accrued liabilities	55,003	215,794	(87,489)
Increase/(decrease) in other liabilities	68,600	125,714	(207,066)
Net cash provided by operating activities	502,934	333,599	161,218
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	(1,434,515)	(436,372)	(317,929)
Purchases of property and equipment	(147,964)	(99,802)	(71,651)
Proceeds from business divestitures, net of cash sold	924,751	—	—
Proceeds from sale of assets	4,037	21,993	113,026
Investments in affiliates	(52,273)	(154,104)	(37,644)
Other, net	1,429	9,205	(1,594)
Net cash used in investing activities	(704,535)	(659,080)	(315,792)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	15,648	1,052,703	1,218,270
Payments on borrowings	(593,712)	(1,087,393)	(568,733)
Contributions	—	5,550	—
Distributions	(36,386)	(9,175)	(123,173)
Redemption payments related to pre-IPO units	(9,412)	(40,320)	(53,856)
Exercise of stock options	—	458	—
Proceeds from equity offering, net of underwriting discounts and offering expenses	—	1,886,643	—
Acquisition of non-controlling interests	92,487	(835,683)	—
Payments of contingent and deferred consideration related to acquisitions	(18,107)	(2,219)	(2,320)
Other, net	(427)	(10,389)	(16,199)
Net cash (used in) provided by financing activities	(549,909)	960,175	453,989
Change in cash, cash equivalents and restricted cash balances held for sale	24,599	(28,736)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(20,132)	(3,255)	4,845
(Decrease) increase in cash, cash equivalents and restricted cash	(747,043)	602,703	304,260
Cash, cash equivalents and restricted cash at beginning of year	1,793,036	1,190,333	886,073
Cash, cash equivalents and restricted cash at end of year	$ 1,045,993	$ 1,793,036	$ 1,190,333

See accompanying notes to consolidated financial statements

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Endeavor Group Holdings, Inc. (the "Company" or "EGH") was incorporated as a Delaware corporation in January 2019. The Company was formed as a holding company for the purpose of completing an initial public offering ("IPO") and other related transactions in order to carry on the business of Endeavor Operating Company, LLC (d.b.a. Endeavor) and its subsidiaries (collectively, "Endeavor" or "EOC"). As the sole managing member of Endeavor Manager, LLC ("Endeavor Manager"), which in turn is the sole managing member of EOC, the Company operates and controls all the business and affairs of Endeavor, and through Endeavor and its subsidiaries, conducts the Company's business. The Company is a global sports and entertainment company.

Prior to the IPO, Endeavor was owned by WME Holdco, LLC (which is referred to as "Holdco" herein and is principally owned by executive employees of the Company), affiliates of Silver Lake (which are collectively referred to as "Silver Lake" herein), and other investors and executive employees of the Company.

Initial Public Offering

On May 3, 2021, the Company closed an IPO of 24,495,000 shares of Class A common stock at a public offering price of $24.00 per share, which included 3,195,000 shares of Class A common stock issued pursuant to the underwriters' option to purchase additional shares of Class A common stock. This option to purchase additional shares of Class A common stock closed on May 12, 2021.

Reorganization Transactions

Prior to the closing of the IPO, a series of reorganization transactions was completed. Subsequent to the closing of the IPO, several new and current investors purchased in the aggregate 75,584,747 shares of Class A common stock at a price per share of $24.00. Then, through a series of transactions, EOC acquired the equity interests of the minority unitholders of Zuffa, which owns and operates the Ultimate Fighting Championship. This resulted in EOC directly or indirectly owning 100% of the equity interests of Zuffa. See Note 11 for additional information regarding the Reorganization Transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for reporting financial information.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and other subsidiaries in which a controlling voting interest is maintained, which is typically present when the Company owns a majority of the voting interest in an entity and the non-controlling interests do not hold any substantive participating rights. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation ("ASC 810"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. All intercompany transactions and balances have been eliminated. Non-controlling interest in subsidiaries are reported as a component of equity or temporary equity in the consolidated balance sheets with disclosure of the net income (loss) and comprehensive income (loss) attributable to the Company and the non-controlling interests on the consolidated statements of operations and the consolidated statements of comprehensive income (loss). The equity method of accounting is used for investments in affiliates and joint ventures where the Company has significant influence over operating and financial policies but not control. Investments in which the Company does not have significant influence over operating and financial policies are accounted for either at fair value if the fair value is readily determinable or at cost, less impairment, adjusted for subsequent observable price changes if the fair value is not readily determinable.

Reclassification

Certain reclassifications have been made to the prior periods' consolidated financial statements in order to conform to the current period presentation. These reclassifications did not impact any prior amounts of net income (loss) or cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, allowance for doubtful accounts, content cost amortization and impairment, the fair value of acquired assets and liabilities associated with acquisitions, the fair value of the Company's reporting units and the assessment of goodwill, other intangible assets and long-lived assets for impairment, consolidation, investments, redeemable non-controlling interests, the fair value of equity-based compensation, tax receivable agreement liability, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management's best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company's control could be material and would be reflected in the Company's consolidated financial statements in future periods.

Revenue Recognition

The Company's Owned Sports Properties segment primarily generates revenue via media rights fees, sponsorships, ticket sales, subscriptions, license fees and pay-per-view. The Company's Events, Experiences & Rights segment primarily generates revenue from media rights sales, production service and studio fees, sponsorships, ticket sales, subscriptions, streaming fees, tuition, profit sharing and commissions. The Company's Representation segment primarily generates revenue through commissions, packaging fees, marketing and consulting fees, production fees and content licensing fees.

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), revenue is recognized when control of the promised goods or services is transferred to the Company's customers either at a point in time or over time, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. For contracts which have more than one performance obligation, the total transaction price, which includes the estimated amount of variable consideration, is allocated based on observable prices or, if standalone selling prices are not readily observable, based on management's estimate of each performance obligation's standalone selling price. The variable consideration contained in the Company's contracts includes sales or usage-based royalties earned on licensing the Company's intellectual property and commissions earned on sales or usage-based royalties related to representing its clients, which are recognized in accordance with the sales or usage-based royalty exception under ASC 606. The variability related to these royalties will be resolved in the periods when the licensee generates sales or usage related to the intellectual property license. For the Company's contracts that do not include licensing of intellectual property, the Company either estimates the variable consideration, subject to the constraint, or is using the variable consideration allocation exception if applicable. The following are the Company's primary sources of revenue.

Representation

The Company earns commissions on its clients' earnings from their engagements. As part of the client representation business, the Company represents, supports and advocates for its clients in the sourcing, negotiating, and execution of income generating engagements. The Company's clients include actors, writers, directors, producers, athletes, models, photographers, musicians and other creative professionals.

The Company's promise, as well as its performance obligation, under the Company's representation arrangements is to achieve a successful engagement for its clients, which is fulfilled when its clients perform in accordance with the terms of their respective engagements. Accordingly, the Company recognizes commission revenue when a client achieves a successful engagement, as this is when a client also obtains control of the representation service.

The Company's clients may receive a fixed fee for their services or receive a combination of a fixed fee and the potential to earn a back-end profit participation. Such back-end profit participation is generally based on the net profitability from the sales or usage of the intellectual property (e.g., an episodic television series or feature film) in which clients have played a role. The commission the Company receives is calculated based upon the fixed commission rate agreed-upon with the client applied to the client's earnings successfully achieved for each respective engagement. With respect to arrangements involving a client's back-end profit participation, the client's back-end profit participation and, in turn, the Company's commission is directly tied to the sales or usage of the intellectual property involving its client. Commission revenue from a client's back-end participation is recognized during the period the profit participation is generated in accordance with the sales and usage-based royalty exception for licenses of intellectual property under ASC 606.

The Company earns packaging revenue by playing an integral role in arranging the key creative elements and sale of a program that will be exhibited on broadcast, cable, streaming, video-on-demand or similar platforms. In a package, the Company receives payment directly from the studio for representing the project, and the Company foregoes rights to commission from its represented clients on such project. The Company's fee in a package typically involves (i) a percentage commission on the initial network license fees for each of the episodes produced in a show that is licensed and broadcast and (ii) a profit participation right equal to a percentage of a contractually defined profitability measure. The commission on the initial network license fee is often subject to a fixed dollar cap per episode. The back-end profit participation is a form of contingent compensation payable out of profits (if any) generated by the packaged program.

The Company's promise, as well as its performance obligation, under packaging arrangements is the successful execution of the project, which is fulfilled when the studio transfers control of each episode of a packaged program to the network. Accordingly, the Company recognizes its commission on the initial network license fee when its customer achieves a successful execution of the project as this is the point in time the Company's customer obtains control of its service. Commission revenue from participation in back-end profits is directly tied to the sales or usage of the intellectual property licensed by the Company's customer. Such back-end profit participation is recognized in the period the profit participation is generated in accordance with the sales and usage-based royalty exception for licenses of intellectual property (based on either statements received or management's estimate if statements are received on a lag).

Content Development

Revenue from production services and studio fees for the production and licensing of original content, including television properties, documentaries and films, is recognized when the content becomes available for exploitation and has been accepted by the customer. Revenue from production services of live entertainment and sporting events is recognized at the time of the event on a per event basis. Revenue from production services of editorial video content is recognized when the content is delivered to and accepted by the customer and the license period begins. Revenue for license fees that include a royalty is recognized in the period the royalty is generated in accordance with the sales and usage-based royalty exception for licenses of functional intellectual property. Customers for the Company's production services include broadcast networks, sports federations, independent content producers, and over-the-top streaming service providers among others.

Revenue from concept development and advisory services to independent production companies is recognized over the period the services are performed.

Content Distribution and Sales

The Company is an independent global distributor of sports programming and possesses relationships with a wide variety of broadcasters and media partners around the world. The Company sells media rights globally on behalf of its clients as well as its owned assets, including Ultimate Fighting Championship ("UFC") and Professional Bull Riders ("PBR"). For sales of media and broadcast rights for live entertainment and sporting event programming on behalf of clients, the Company has both arrangements in which it is acting as a principal (full rights buy-out model) as well as an agent (commission model).

- Full rights buy-out model: For media rights sales in which the Company is acting as a principal, the Company generally will enter into an agreement with the underlying media rights owner to license the media rights prior to negotiating license arrangements with customers, primarily broadcasters and other media distributors. Upon licensing the media rights from the rights owner, the Company obtains control of the rights and has the ability to obtain substantially all the remaining economic benefits of the rights. The Company is also obligated to pay the media rights owner the licensee fee regardless of the Company's ability to monetize the rights. The Company has discretion in negotiating licensee fees with customers and it retains customer credit risk. The Company recognizes the customer license fees as revenue and the consideration paid to the rights holders for the acquisition of the rights as a direct operating cost. The satisfaction of the performance obligation depends on the number and timing of events delivered and is satisfied when the events take place.

- Commission model: For media rights sales in which the Company does not obtain control of the underlying rights, the Company earns a commission equal to a stated percentage of the license fees for the rights distributed. As the Company does not obtain control of the underlying media rights, the Company recognizes the sales commission as revenue. The Company's performance obligation generally includes distributing the live video feed and revenue is typically recognized on an event basis

For owned assets, the Company enters into media rights agreements with broadcasters and other distributors for the airing of certain programming rights the Company produces. The Company's media rights agreements are generally for multiple years, include a specified amount of programming (both number of events and duration) and contain fixed annual rights fees. The programming under these arrangements can include several performance obligations for each contract year such as media rights for live event programming, episodic programming, taped programming archives and sponsorship rights at the underlying events. The Company allocates the transaction price across performance obligations based on management's estimate of the standalone selling price of each performance obligation. License fees from media rights are recognized when the event or program has been delivered and is available for exploitation. The transaction price for live entertainment and sporting event programming rights is generally based on a fixed license fee. Revenue from pay-per-view programming from owned live sporting events is recorded when the event is aired and is based upon an initial estimate from certain pay-per-view distributors of the number of buys achieved. Pay-per-view programming is distributed through cable, satellite and digital providers to residential and commercial establishments.

Commission revenue from distribution and sales arrangements for television properties, documentaries and films of independent production companies is recognized when the underlying content becomes available for view or telecast and has been accepted by the customer.

Events

The Company earns fees from events that it controls in addition to providing event related services to events controlled by third parties. The Company generates revenue primarily through ticket sales and participation entry fees, hospitality and sponsorship sales, and management fees each of which may represent a distinct performance obligation or may be bundled into an experience package. The Company allocates the transaction price to all performance obligations contained within an arrangement based upon their relative stand-alone selling price.

For controlled events (owned or licensed), revenue is generally recognized for each performance obligation over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the particular revenue source. Advance ticket sales, participation entry fees and hospitality sales are recorded as deferred revenue pending the event date. Sponsorship income is recognized over the term of the associated event, or events, to which the sponsorship is associated. Revenue from merchandise sales and concessions is recognized when the products are delivered which is generally at point of sale during the event. Where third party vendors provide merchandise sales and concessions for owned events and the Company receives a profit participation on such sales, the Company recognizes the profit participation as revenue.

The Company's bundled experience packages may include individual tickets, experiential hospitality, hotel accommodations and transportation. For these experience packages, the Company recognizes revenue at the event date when all of the package components have been delivered to the customer. The Company defers the revenue and cost of revenue on experience packages until the date of the event.

For services related to third-party controlled events, the Company's customer is the third-party event owner. The Company earns fixed and/or variable commission revenue for ticket sales, collection of participation entry fees, hospitality sales or sponsorship sales on behalf of an event owner. For these arrangements, the Company recognizes as revenue the stated percentage of commissions due from the event owner (i.e. not the gross ticket sales/earnings from the event itself) as sales are completed, as the Company is acting as an agent of the event owner. The Company also provides event management services to assist third party event owners with producing certain live events, including managing hospitality and sponsorships. The Company earns fixed fees and/or variable profit participation commissions for event management services, and generally recognizes such revenue under the series guidance over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the service. For event management services, the Company may process payments to third party vendors on behalf of the event owner. The Company accounts for the pass-through of such third-party vendor payments either on a gross or net basis depending on whether the Company obtains control of the third-party vendor's services.

Marketing

The Company provides marketing and consultancy services to brands with expertise in brand strategy, activation, sponsorships, endorsements, creative development and design, digital and original content, public relations, live events, branded impact and B2B services. Marketing revenue is either recognized over time, based on the number of labor hours incurred, costs incurred or time elapsed based on the Company's historical practice of transferring similar services to customers, or at a point in time for live event activation engagements. Consulting fees are typically recognized over time, based on the number of labor hours incurred.

Licensing

Licensing revenue is generated from royalties or commissions from sales of licensed merchandise by the licensee. The nature of the licensing arrangements is typically for logos, trade names, trademarks and related forms of symbolic intellectual property to include in merchandise sales. Certain of the licensing agreements contain minimum guaranteed fees that are recoupable during the term of the agreement, and variable royalties after the minimum is recouped. The Company recognizes revenue for the fixed consideration over time based on the terms of the arrangement. Variable revenue is recognized during the period the royalty or commission is generated, following the royalty exception for licenses of symbolic intellectual property, based on either statements received or management's best estimates if statements are received on a lag.

Endeavor Streaming

Through Endeavor Streaming, the Company offers digital streaming video solutions. The Company's digital streaming video solutions represent a single performance obligation recognized over time under the series guidance. Revenue is generally recognized upon delivery of the offering to the consumer or over the course of an over-the-top distribution platform subscription agreement term. Revenues from subscription services based on usage, such as data volume, are generally recognized as services are utilized by the customer.

Performance

The Company owns performance facilities used to train and educate athletes. Revenue derived from performance operations is primarily related to membership fees and tuition-based fees (including room and board), which are generally received in advance of the academic year and recorded as deferred revenue. Revenue is recognized ratably over the period of the athletes' membership or attendance at a facility, as the services provided are substantially the same throughout the service period.

The Company also provides recruiting and admissions services to high school students and colleges for which the Company earns membership fees. Such fees are either paid upon enrollment or received in monthly installments typically over a 12-month period. Revenue is recognized as services are performed during the term of the contract, which generally ends when a student graduates from high school.

Principal versus Agent

The Company enters into many arrangements that requires the Company to determine whether it is acting as a principal or an agent. This determination involves judgment and requires evaluation as to whether the Company controls the goods or services before they are transferred to the customer. As part of this analysis, the Company considers if it is primarily responsible for fulfillment and acceptability of the goods or services, if it has the inventory risk before or after the transfer to the customer, and if the Company has discretion in establishing prices.

Direct Operating Costs

Direct operating costs primarily include third-party expenses associated with the production of events and experiences, content production costs, operations of the Company's training and education facilities and fees for media rights, including required payments related to media sales agency contracts when minimum sales guarantees are not met.

Selling, General, and Administrative

Selling, general and administrative expenses primarily include personnel costs as well as rent, professional service costs and other overhead required to support the Company's operations and corporate structure.

Insurance Recoveries

The Company maintains events cancellation insurance coverage. Upon the cancellation of an event, the associated deferred event costs are recognized in direct operating costs. An insurance recovery is accrued when it is deemed probable an associated insurance claim will cover such costs, under a loss recovery model. The portion of an insurance claim in excess of costs incurred is recognized upon approval of the claim or upon settlement, under a gain contingency model.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposit accounts and highly liquid money market accounts with original maturities of three months or less at the time of purchase.

Restricted Cash

Restricted cash primarily includes cash held in trust on behalf of clients, which has a corresponding liability called deposits received on behalf of clients in the consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with various major banks and other high-quality financial institutions. The Company periodically evaluates the relative credit standings of these banks and financial institutions. The Company's accounts receivable are typically unsecured and concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals and entities comprising the Company's client base.

As of December 31, 2022 and 2021, no single customer accounted for 10% or more of the Company's accounts receivable. For the years ended December 31, 2022, 2021 and 2020, there was one customer who accounted for more than 10% of the Company's revenue.

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of expected losses. In determining the amount of the reserve, the Company makes judgments about the creditworthiness of significant customers based on known delinquent activity or disputes and ongoing credit evaluations in addition to evaluating the historical loss rate on the pool of receivables. Accounts receivable includes unbilled receivables, which are established when revenue is recognized, but due to contractual restraints over the timing of invoicing, the Company does not have the right to invoice the customer by the balance sheet date.

Deferred Costs

Deferred costs principally relate to payments made to third-party vendors in advance of events taking place, including ticket inventory, upfront contractual payments and prepayments on media and licensing rights fees and advancements for content production or overhead costs. These costs are recognized when the event takes place or over the respective period of the media and licensing rights.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is charged against income over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of property and equipment are as follows:

Buildings	35-40 years
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures, office and other equipment	2-28.5 years
Production equipment	3-7 years
Computer hardware and software	2-5 years

Costs of normal repairs and maintenance are charged to expense as incurred.

Leases

The Company determines whether a contract contains a lease at contract inception. The right-of-use asset and lease liability are measured at the present value of the future minimum lease payments, with the right-of-use asset being subject to adjustments such as initial direct costs, prepaid lease payments and lease incentives. Due to the rate implicit in each lease not being readily determinable, the Company uses its incremental collateralized borrowing rate to determine the present value of the lease payments. The lease term includes periods covered by options to extend when it is reasonably certain the Company will exercise such options as well as periods subsequent to an option to terminate the lease if it is reasonably certain the Company will not exercise the termination option. Operating lease costs are recognized on a straight-line basis over the lease term. Variable lease costs are recognized as incurred.

Business Combinations

The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses, including management's estimation of the fair value of any contingent consideration, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is "more likely than not" to have occurred. If the Company can support the conclusion that the fair value of a reporting unit is greater than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, then the Company must perform the quantitative impairment test. When the Company performs a quantitative test, it records the amount of goodwill impairment, if any, as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Charges resulting from an impairment test are recorded in impairment charges in the consolidated statements of operations.

Intangible Assets

Intangible assets consist primarily of trade names and customer and client relationships. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of finite-lived intangible assets are as follows:

Trade names	2-20 years
Customers and client relationships	2-22 years
Internally developed technology	2-15 years
Other	2-12 years

For intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value, which is recorded in impairment charges in the consolidated statements of operations.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is "more likely than not" to have occurred. In the qualitative assessment, the Company must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that "more likely than not" exceeds its fair value. The Company must then conduct a quantitative analysis if the Company (1) determines that such an impairment is "more likely than not" to exist, or (2) forgoes the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess and is recorded in impairment charges in the consolidated statements of operations.

Investments

For equity method investments, the Company periodically reviews the carrying value of its investments to determine if there has been an other-than-temporary decline in fair value below carrying value. For equity investments without readily determinable fair value, the Company performs a qualitative assessment at each reporting period. A variety of factors are considered when determining if an impairment exists, including, among others, the financial condition and business prospects of the investee, as well as the Company's investment intent.

Content Costs

The Company incurs costs to produce and distribute film and television content, which are monetized on a title-by-title basis. These costs include development costs, direct costs of production as well as allocations of overhead and capitalized interest, where applicable. The Company capitalizes these costs and includes them in other assets in the consolidated balance sheet. Content costs are amortized over the estimated period of ultimate revenue subject to an individual-film-forecast model. The Company's estimates of ultimate revenue are based on industry and Company specific trends as well as the historical performance of similar content. These estimates are reviewed at the end of each reporting period and adjustments, if any, will result in changes to amortization rates. Participations and residuals are expensed in line with the amortization of production costs.

Such amortization is recorded in direct operating expenses in the consolidated statements of operations. Unamortized content costs are also tested for impairment whenever there is an impairment indication, as a result of certain triggering events or changes in circumstances, that the fair value of the individual film and television content may be less than its unamortized costs. The impairment test compares the estimated fair value of the individual film and television content to the carrying value of the unamortized content costs. Where the unamortized content costs exceed the fair value, the excess is recorded as an impairment charge in the consolidated statements of operations.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company's long-term debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense using the effective interest method. Costs incurred with the issuance of the Company's revolving credit facilities have been deferred and amortized over the term of the facilities as a component of interest expense using the straight-line method. These deferred costs are included in other assets in the consolidated balance sheets.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. Fair value measurements are categorized within a fair value hierarchy, which is comprised of three categories. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying values reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and deposits received on behalf of clients approximate fair value because of the immediate or short-term maturities of these financial instruments.

The Company's assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. These assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment (Note 6 and Note 7). The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Non-controlling Interests

Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.

Non-controlling interests with redemption features, such as put options, that are not solely within the Company's control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and shareholders' equity in the consolidated balance sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests' share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company remeasures the redeemable non-controlling interests to its redemption value.

Equity-Based Compensation

Equity-based compensation is accounted for in accordance with ASC Topic 718-10, Compensation-Stock Compensation. The Company records compensation costs related to its incentive awards. Equity-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period. Compensation cost for performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The performance-based awards with a performance condition are expensed when the achievement of performance conditions are probable. The total expense recognized over the vesting period will only be for those awards that ultimately vest. Compensation cost for performance-based awards with a market condition is recognized regardless of the number of units that vest based on the market condition and is recognized on straight-line basis over the estimated service period, with each tranche separately measured. Compensation expense is not reversed even if the market condition is not satisfied. See Note 14 for further discussion of the Company's equity-based compensation.

Earnings per Share

Earnings per share ("EPS") is computed in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income available to our Class A Common Stockholders by the weighted average number of shares outstanding for the period. Diluted EPS is calculated by dividing the net income available for common stockholders by the diluted weighted average shares outstanding for that period. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of additional shares of Class A Common Stock issuable in exchange for redemption of certain redeemable non-controlling interests and vested units of Endeavor Manager LLC and Endeavor Operating Company, as well as under the Company's share based compensation plans (if dilutive), with adjustments to net income available for common stockholders for dilutive potential common shares.

The Company may be required to calculate basic EPS using the two-class method as a result of our redeemable non-controlling interests. To the extent that the redemption value increases and exceeds the then-current fair value of a redeemable non-controlling interest, net income available to common stockholders (used to calculate EPS) could be negatively impacted by that increase, subject to certain limitations. The partial or full recovery of any reductions to net income available to common stockholders (used to calculate EPS) is limited to any cumulative prior- period reductions. There was no impact to EPS for such adjustments related to our redeemable non-controlling interests.

Income Taxes

The Company was incorporated as a Delaware corporation in January 2019. It was formed as a holding company for the purpose of completing an IPO and other related transactions. As the sole managing member of Endeavor Manager, which is the sole managing member of EOC, EGH operates and controls all the business and affairs of EOC, and through EOC and its subsidiaries, conducts the Company's business. EGH is subject to corporate income tax on its share of taxable income or loss of EOC derived through Endeavor Manager. EOC is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income tax. The Company's U.S. and foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity- level income taxes in certain U.S. state and local jurisdictions.

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as the application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is "more likely than not" that a portion of a deferred tax asset will not be realized.

ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is "more likely than not" to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheets.

Tax Receivable Agreement Liability

Generally, we are required under the tax receivable agreement ("TRA") to make payments to the TRA Holders that are generally equal to 85% of the applicable cash tax savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes that will be available to us as a result of certain transactions contemplated in connection with our IPO, exchanges of Endeavor Operating Company Units for Class A common stock or cash and payments made under the TRA. The timing and amount of aggregate payments due under the TRA are contingent upon the taxable income the Company generates each year and the tax rate then applicable. The Company recognizes obligations under the TRA after concluding that it is probable that the Company would have sufficient future taxable income to utilize the related tax benefits. The projection of future taxable income involves judgment and actual taxable income may differ from the Company's estimates, which could impact the timing of payments under the TRA.

Derivative Instruments and Hedging Activities

Derivative financial instruments are used by the Company in the management of its foreign currency exposures and interest rate risks. The Company's policy is not to use derivative financial instruments for trading or speculative purposes.

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposure on future production expenses denominated in various foreign currencies as well as to economically hedge certain of its foreign currency risks. In addition, the Company enters into interest rate swaps to hedge certain of its interest rate risks. The Company evaluates whether its derivative financial instruments qualify for hedge accounting at the inception of the contract. The fair value of the derivative financial instrument is recorded in the consolidated balance sheets. Changes in the fair value of the derivative financial instruments that are designated for hedge accounting are reflected in accumulated other comprehensive income (loss), a separate component of shareholders' equity, and changes in the fair value of the derivative financial instruments that are not designated for hedge accounting are reflected in the consolidated statements of operations. Gains and losses reflected in accumulated other comprehensive income (loss) for production expenses are amortized to the consolidated statements of operations on the same basis as the production expenses being hedged and for interest rate swaps are recognized in interest expense on settlement.

Foreign Currency

The Company has operations outside of the United States. Therefore, changes in the value of foreign currencies affect the consolidated financial statements when translated into U.S. Dollars. The functional currency for substantially all subsidiaries outside the U.S. is the local currency. Financial statements for these subsidiaries are translated into U.S. Dollars at period end exchange rates as to the assets and liabilities and monthly average exchange rates as to revenue, expenses and cash flows. For these countries, currency translation adjustments are recognized in shareholders' equity as a component of accumulated other comprehensive income (loss), whereas transaction gains and losses are recognized in other income (expense), net in the consolidated statements of operations. The Company recognized $27.8 million, $17.2 million and $2.1 million of realized and unrealized foreign currency transaction losses for the years ended December 31, 2022, 2021 and 2020, respectively.

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This ASU addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments in this update were effective for public entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2022 with no material effect on the Company's financial position or results of operations.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This ASU requires disclosure for transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other guidance. The requirements do not apply to transactions with a government that are accounted for in accordance with other Codification Topics. The annual disclosures include terms and conditions, accounting treatment and impacted financial statement lines reflecting the impact of the transactions. The guidance is effective for public entities for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company adopted this guidance on January 1, 2022 with no material effect on the Company's financial position, results of operations, and financial statement disclosures.

Recently Issued Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. This ASU clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets, expanding the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and nonprepayable financial assets. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company's financial position or results of operations.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors in ASC 310-40 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. For entities that have already adopted ASU 2016-13, which the Company has, the amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company's financial position or results of operations.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This ASU clarifies the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of that security. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The adoption will not have a material effect on the Company's financial position or results of operations.

In September 2022, the FASB issued ASU 2022-04, Liabilities–Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. This ASU enhances the transparency of supplier finance programs. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company's financial position or results of operations.

In December 2022, the FASB issued ASU 2022-05, Transition for Sold Contracts. This ASU amends the transition guidance in ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, to make targeted improvements to its guidance on long-duration contracts issued by an insurance entity. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption will not have a material effect on the Company's financial position or results of operations.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions is permitted upon issuance of this update through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848, in order to defer the sunset date of ASC 848 until December 31, 2024. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

4. ACQUISITIONS AND DIVESTITURES

2022 ACQUISITIONS

Diamond Baseball Holdings, Madrid Open, Barrett-Jackson, and OpenBet

In January 2022, the Company acquired four additional Professional Development League clubs (the "PDL Clubs"), which were being operated under the Diamond Baseball Holdings ("DBH") umbrella. DBH supported the PDL Clubs' commercial activities, content strategy and media rights. For these four additional PDL Clubs, the Company paid $64.2 million in cash.

In April 2022, the Company acquired the Mutua Madrid Open tennis tournament and additional assets ("Madrid Open"), including the Acciona Open de España golf tournament, from Super Slam Ltd and its affiliates. The Company paid $386.1 million for consideration and transfer fees at closing, an additional $31.8 million of consideration is payable within two years of closing, and $0.6 million of contingent consideration is payable within three years of closing.

In August 2022, the Company acquired 55% of Barrett-Jackson Holdings, LLC ("Barrett-Jackson"), which is engaged in the business of collector car auctions and sales as well as other collector car related events and experiences, in exchange for consideration having an aggregate value of $256.9 million. The aggregate consideration consisted of $244.4 million of cash and 563,935 newly-issued shares of the Company's Class A common stock valued at $12.5 million.

In September 2022, the Company acquired the OpenBet business ("OpenBet") of Light & Wonder, Inc. (formerly known as Scientific Games Corporation) ("Light & Wonder"). OpenBet consists of companies that provide products and services to sports betting operators for the purposes of sports wagering. The Company paid consideration to Light & Wonder of $847.1 million, consisting of $800.4 million of cash and 2,305,794 newly-issued shares of the Company's Class A common stock valued at $46.7 million.

The Company incurred $31.6 million in transaction related costs in connection with these acquisitions. The costs were expensed as incurred and included in selling, general and administrative expenses in the consolidated statement of operations.

The goodwill for the PDL Clubs was assigned to the Owned Sports Properties segment and the goodwill for the Madrid Open, Barrett-Jackson, and OpenBet acquisitions was assigned to the Events, Experiences & Rights segment. The goodwill is partially deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired for these four PDL Clubs is 18.7 years and the intangibles acquired for Madrid Open are indefinite-lived. The intangibles acquired for Barrett-Jackson and OpenBet include both finite-lived intangibles, which have a weighted average life of 6.2 and 11.6 years, respectively, and indefinite-lived intangibles.

The results of these four PDL Clubs, the Madrid Open, Barrett-Jackson, and OpenBet have been included in the consolidated financial statements since the dates of acquisition and for the PDL Clubs through the date of disposition (see 2022 Divestitures below). For the year ended December 31, 2022, the consolidated revenue and net income attributable to these acquisitions and included in the consolidated statement of operations from the acquisition dates were $149.8 million and $32.0 million, respectively.

Preliminary Allocation of Purchase Price

The acquisitions were accounted for as business combinations and the preliminary fair values of the assets acquired and liabilities assumed in the business combinations are as follows (in thousands):

	DBH	Madrid Open	Barrett-Jackson	OpenBet
Cash and cash equivalents	$ —	$ 18,659	$ 10,783	$ 49,795
Accounts receivable	89	2,123	1,706	49,838
Deferred costs	—	1,124	—	—
Other current assets	491	470	1,386	13,443
Property and equipment	4,403	162	4,290	5,103
Right of use assets	7,270	—	6,828	8,401
Investments	—	—	—	1,100
Other assets	103	381	—	6,033
Intangible assets:				
Trade names	—	—	120,900	67,000
Customer relationships	1,960	—	12,500	134,000
Internally developed software	—	—	1,300	139,000
Owned Events	—	407,070	—	—
Other	35,410	—	—	14,300
Goodwill	25,585	14,419	330,880	477,282
Accounts payable and accrued expenses	(93)	(1,609)	(7,009)	(13,784)
Other current liabilities	(56)	—	—	(14,315)
Operating lease liability	(9,470)	—	(4,458)	(8,401)
Deferred revenue	(1,455)	(20,780)	(667)	(5,983)
Debt	—	—	(11,439)	—
Other liabilities	—	(3,508)	—	(75,726)
Redeemable non-controlling interests	—	—	(210,150)	—
Net assets acquired	$ 64,237	$ 418,511	$ 256,850	$ 847,086

Except for DBH, the estimated fair values of assets acquired and liabilities assumed are preliminary and subject to change as we finalize purchase price allocations, which is expected within one year of the respective acquisitions.

Other 2022 Acquisitions

In May 2022, the Company completed an acquisition for a total purchase price of $15.6 million in return for a 73.5% controlling interest. The Company paid $4.6 million in cash and issued 396,917 shares of EGH Class A common stock valued at $11.0 million. In September 2022, the Company completed another acquisition for a total purchase price of $3.9 million including contingent consideration with a fair value of $0.9 million. The Company recorded $13.8 million of goodwill and $4.2 million of intangible assets, of which the weighted average useful life ranges from 5 to 10 years. The goodwill for both acquisitions was assigned to the Events, Experiences & Rights segment and is partially deductible for tax purposes.

2022 DIVESTITURES

Endeavor Content

In February 2021, the Company signed a new franchise agreement and side letter (the "Franchise Agreements") directly with the Writer's Guild of America East and the Writer's Guild of America West (collectively, the "WGA"). These Franchise Agreements included terms that, among other things, prohibited the Company from (a) negotiating packaging deals after June 30, 2022 and (b) having more than a 20% non-controlling ownership or other financial interest in, or being owned or affiliated with any individual or entity that has more than a 20% non-controlling ownership or other financial interest in, any entity or individual engaged in the production or distribution of works written by WGA members under a WGA collective bargaining agreement. As a result, in the third quarter of 2021, the Company began marketing the restricted Endeavor Content business for sale and such assets and liabilities were reflected as held for sale in the consolidated balance sheet as of December 31, 2021. The sale of 80% of the restricted Endeavor Content business closed in January 2022. The Company received cash proceeds of $666.3 million and divested $16.6 million of cash and restricted cash on the date of sale. The retained 20% interest of the restricted Endeavor Content business is reflected as an equity method investment as of December 31, 2022 and was valued at $196.3 million at the date of sale. The fair value of the retained 20% interest of the restricted Endeavor Content business was determined using the market approach. The key input assumption was the transaction price paid for the Company's 80% interest in the restricted Endeavor Content business. The Company recorded a net gain of $463.6 million, inclusive of a $121.1 million gain related to the remeasurement of the retained interest in the restricted Endeavor Content business to fair value and $15.0 million of transaction costs, in other income, net during the year ended December 31, 2022. The restricted Endeavor Content business was included in the Company's Representation segment prior to the sale.

The major classes of assets and liabilities held for sale, respectively, in the consolidated balance as of December 31, 2021, were as follows (in thousands):

Cash and cash equivalents	$	27,283
Restricted cash		1,452
Accounts receivable		205,760
Other current assets		69,906
Property and equipment		1,879
Operating lease right-of-use assets		18,304
Goodwill		10,812
Investments		25,329
Other assets		524,908
Total assets held for sale	$	885,633
Accounts payable and accrued expenses	$	54,837
Deposits received on behalf of clients		424
Deferred revenue		129,612
Other current liabilities		399
Debt		241,999
Operating lease liabilities		24,224
Other long-term liabilities		55,808
Total liabilities related to assets held for sale	$	507,303

Diamond Baseball Holdings

In September 2022, the Company closed the sale of the ten PDL Clubs that operated under the DBH umbrella to Silver Lake, stockholders of the Company, for an aggregate purchase price of $280.1 million in cash. The Company recorded a net gain of $23.3 million in other income, net during the year ended December 31, 2022. The business was included in the Company's Owned Sports Properties segment.

2022 HELD FOR SALE

In the third quarter of 2022, the Company began marketing a business for sale and due to the progression of the sale process, determined that it met all of the criteria to be classified as held for sale as of December 31, 2022. The business is included in the Company's Events, Experiences & Rights reporting segment. The assets and liabilities of this business held for sale are $12.0 million and $2.7 million, respectively, which are not material to the Company's overall financial position.

2021 ACQUISITIONS

FlightScope, Next College Student Athlete, Mailman and Diamond Baseball Holdings

In April 2021, the Company acquired the issued and outstanding equity interests of EDH Tennis Limited, the holding company of FlightScope Services sp. z o.o., comprising the services business of FlightScope (collectively, "FlightScope"). FlightScope is a data collection, audio-visual production and tracking technology specialist for golf and tennis events. In June 2021, the Company acquired the Path-to-College business of Reigning Champs, LLC, whose primary business is Next College Student Athlete (collectively, with the other acquired Path-to-College businesses, "NCSA"). NCSA consists of companies that offer recruiting and admissions services and related software products to high school student athletes, as well as college athletic departments and admissions officers. In July 2021, the Company acquired 100% of the equity interests of Wishstar Enterprises Limited, the holding company of multiple entities (collectively, "Mailman"). Mailman is a digital sports agency and consultancy serving global sports properties. In December 2021, the Company acquired six PDL Clubs, which such clubs were being operated under the DBH umbrella through the date of disposition (see 2022 Divestitures above). The combined aggregate purchase price for these acquisitions was $469.6 million.

The Company incurred $10.7 million in transaction related costs in connection with these acquisitions. The costs were expensed as incurred and included in selling, general and administrative expenses in the consolidated statement of operations.

The goodwill for FlightScope and NCSA was assigned to the Events, Experiences & Rights segment, the goodwill for Mailman was assigned to the Representation and Events, Experiences & Rights segments, and the goodwill for DBH was assigned to the Owned Sports Properties segment. The goodwill is partially deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired for FlightScope, NCSA, Mailman, and DBH is 4.4, 5.2, 7.6, and 18.2 years, respectively.

Allocation of Purchase Price

The acquisitions were accounted for as business combinations and the fair values of the assets acquired and liabilities assumed in the business combinations are as follows (in thousands):

	FlightScope	NCSA	Mailman	DBH
Cash and cash equivalents	$ 1,042	$ 3,655	$ 16,598	$ 1,133
Accounts receivable	475	5,619	11,292	1,027
Deferred costs	94	1,096	476	—
Other current assets	1,640	10,238	1,713	1,565
Property and equipment	1,089	2,804	585	5,425
Right of use assets	1,272	4,951	359	37,087
Investments	—	—	1,239	—
Other assets	1,056	5,472	2,085	942
Intangible assets:				
Trade names	—	21,100	800	—
Customer relationships	2,700	10,000	12,400	8,540
Internally developed software	15,400	37,100	—	—
Other	—	—	—	97,410
Goodwill	33,550	214,106	22,342	66,379
Accounts payable and accrued expenses	(806)	(20,855)	(16,255)	(2,287)
Other current liabilities	(187)	(10,318)	(1,606)	(171)
Debt	—	—	(4,338)	(250)
Operating lease liability	(1,272)	(4,951)	(359)	(31,487)
Deferred revenue	(631)	(51,617)	(972)	(4,720)
Other liabilities	(4,334)	(31,603)	(3,485)	(1,754)
Net assets acquired	$ 51,088	$ 196,797	$ 42,874	$ 178,839

2020 ACQUISITIONS

On Location Events, LLC

In January 2020, the Company acquired On Location Events, LLC, dba On Location ("OL") for total consideration of $441.1 million consisting of cash consideration of $366.4 million; rollover equity, representing 13.5% of the equity interest of OL, valued at $65.2 million and a contingent premium payment, as discussed below, valued at $9.5 million. The rollover equity is held by 32 Equity, LLC ("32 Equity"), the strategic investment firm affiliated with the National Football League ("NFL"). OL is party to a Commercial License Agreement ("CLA") with NFL Properties, LLC, an affiliate of the NFL, which provides OL with the right to operate as the official hospitality partner of the NFL.

As part of the acquisition, the Company entered into an Amended and Restated Limited Liability Company Agreement ("OL LLC Agreement") of Endeavor OLE Parent, LLC ("OLE Parent"), with 32 Equity. The terms of the agreement provided 32 Equity with certain call rights to acquire additional common units in OLE Parent and liquidity rights. At any time on or prior to April 1, 2022, 32 Equity had the right to purchase that amount of additional common units of OLE Parent from the Company that would have resulted in 32 Equity having an aggregate ownership percentage interest in OLE Parent of 32%, at a price per unit equal to the original acquisition price of its rollover equity. Between April 1, 2022 and April 1, 2024, 32 Equity had an additional right to purchase that amount of additional common units of OLE Parent from the Company that would have resulted in 32 Equity having an aggregate percentage interest in OLE Parent equal to 44.9% at a price per unit equal to the greater of the original acquisition price of its rollover equity and an amount based on a 15x EBITDA multiple of OLE Parent. The agreement also provided 32 Equity with certain rights to put its common units in OLE Parent to the Company upon a termination of the CLA or its option on or after January 2, 2025 (the "Lockup Period"). The Company also had certain call rights to require 32 Equity to sell its common units in OLE Parent to the Company upon a termination of the CLA in the event aforementioned put rights were not exercised. The put/call price was an amount equal to fair market value and the exercise of these put/call rights would have given rise to an obligation of the Company to make a premium payment to 32 Equity in certain circumstances. At any time following the Lockup Period, 32 Equity would have been entitled to a $41.0 million premium payment from the Company if both (i) 32 Equity or the Company exercised the put/call rights described above or there was a sale or IPO of OLE Parent and (ii) certain performance metrics based on average OL gross profit or NFL related business gross profit were achieved. The $41.0 million premium payment was also payable if, prior to January 2, 2026, a sale or IPO of OLE Parent occurred or if 32 Equity exercised its put rights following a termination of the CLA due to an OL event of default (in which case the $41.0 million premium payment would have been subject to proration). See Note 12 for exercise of the put right.

On Location is a premium experiential hospitality business that serves iconic rights holders with extensive experience in ticketing, curated hospitality, live event production and travel management in the worlds of sports and entertainment. Operations include Anthony Travel, CID Entertainment, Future Beat, Kreate Inc., PrimeSport and Steve Furgal's International Tennis Tours. OL is included in the Events, Experiences & Rights segment.

The Company incurred $13.7 million of transaction related costs in connection with the acquisition. These costs were expensed as incurred and included in selling, general and administrative expenses in the consolidated statement of operations.

The goodwill for the OL acquisition was assigned to the Events, Experiences & Rights segment. Goodwill was primarily attributable to the go-to-market synergies expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is partially deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired is 10.7 years.

Allocation of Purchase Price

The acquisition was accounted for as a business combination and the fair values of the assets acquired and the liabilities assumed in the business combination are as follows (in thousands):

Cash and cash equivalents	$	45,230
Restricted cash		86
Accounts receivable		10,316
Deferred costs		99,184
Other current assets		53,893
Property and equipment		4,361
Operating lease right-of-use assets		3,509
Other assets		74,193
Intangible assets:		
Trade names		75,400
Customer and client relationships		198,819
Goodwill		387,542
Accounts payable and accrued expenses		(55,927)
Other current liabilities		(28,224)
Deferred revenue		(175,790)
Debt		(217,969)
Operating lease liabilities		(3,509)
Other long-term liabilities		(24,377)
Non-redeemable non-controlling interest		(5,635)
Net assets acquired	$	441,102

Other 2020 Acquisition

On March 20, 2020, the Company acquired the remaining 50% of the membership interests of PIMGSA LLP for a total transaction price of $37.0 million, which is to be paid on various dates and amounts. Prior to the acquisition, the Company owned a 50% membership interest of PIMGSA LLP and was accounted for under the equity method. PIMGSA LLP trades under the name FC Diez Media and provides a complete and global sports media service, sponsorship and digital agency, formed exclusively to serve the South American Football Confederation. The Company recorded $8.6 million and $46.4 million of goodwill and a finite-lived contract based intangible asset, respectively. The finite-lived intangible asset has a useful life of 2 years. The Company also recognized a gain of $27.1 million for the difference between the carrying value and fair value of the previously held membership interest. The gain was included in other income, net in the consolidated statement of operations.

2020 DECONSOLIDATION

In 2011, the Company and Asian Tour Limited ("AT") formed a venture, Asian Tour Media Pte Ltd. LTD ("ATM"), for the commercial exploitation of certain Asian Tour events. As of December 31, 2019, ATM was a consolidated subsidiary of the Company as the Company had control over ATM's operating decisions. The shareholders' agreement included a provision whereby, if certain financial conditions were met as of December 31, 2019, a change in the corporate governance structure would be implemented as of January 1, 2020. Such financial conditions were met as of December 31, 2019, resulting in a change in the corporate governance such that the Company no longer maintains control over the operating decisions of ATM. The Company determined that the 50% ownership interest would be accounted for under the equity method as of January 1, 2020. On January 1, 2020, the Company derecognized all the assets and liabilities of ATM and recognized an $8.1 million gain for the difference between the carrying value of the assets and liabilities and fair value of the Company's 50% ownership interest. The gain was included in other income, net in the consolidated statement of operations.

5. SUPPLEMENTARY DATA

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	
	2022	2021
Land	$ 125,615	$ 117,713
Buildings and improvements	508,095	484,288
Furniture and fixtures	176,046	163,427
Office, computer, production and other equipment	143,844	104,878
Computer software	187,150	138,081
Construction in progress	67,122	65,364
	1,207,872	1,073,751
Less: accumulated depreciation	(511,570)	(443,944)
Total property and equipment, net	$ 696,302	$ 629,807

Depreciation of property and equipment, including amortization of leasehold improvements, was $97.0 million, $91.7 million and $85.4 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Accrued Liabilities

The following is a summary of accrued liabilities (in thousands):

	December 31,	
	2022	2021
Accrued operating expenses	$ 254,737	$ 302,024
Payroll, bonuses and benefits	176,315	162,688
Other	94,187	59,349
Total accrued liabilities	$ 525,239	$ 524,061

Valuation and Qualifying Accounts

The following table sets forth information about the Company's valuation and qualifying accounts (in thousands):

	Balance at Beginning of Year	ASU 2016-13 Adoption	Additions/Charged to Costs and Expenses, Net	Deductions	Foreign Exchange	Assets Held for Sale	Balance at End of Year
Allowance for doubtful accounts							
Year Ended December 31, 2022	$ 57,102	$ —	$ 14,639	$ (15,061)	$ (1,914)	$ —	$ 54,766
Year Ended December 31, 2021	$ 67,975	$ —	$ 6,384	$ (14,198)	$ (603)	$ (2,456)	$ 57,102
Year Ended December 31, 2020	$ 32,139	$ 1,803	$ 44,547	$ (11,528)	$ 1,014	$ —	$ 67,975
Deferred tax valuation allowance							
Year Ended December 31, 2022	$ 858,933	$ —	$ (685,975)	$ —	$ (1,282)	$ —	$ 171,676
Year Ended December 31, 2021	$ 115,556	$ —	$ 743,506	$ —	$ (129)	$ —	$ 858,933
Year Ended December 31, 2020	$ 169,010	$ —	$ (53,819)	$ —	$ 365	$ —	$ 115,556

Supplemental Cash Flow

The Company's supplemental cash flow information is as follows (in thousands):

		Years Ended December 31,				
		2022		2021		2020
Supplemental information:						
Cash paid for interest	$	242,972	$	190,333	$	241,577
Cash payments for income taxes		44,528		34,306		33,625
Non-cash investing and financing activities:						
Capital expenditures included in accounts payable and accrued liabilities	$	32,940	$	10,609	$	2,173
Contingent consideration in connection with acquisitions		1,500		4,245		9,947
Establishment and acquisition of non-controlling interests		414,985		3,087,301		3,635
Tax receivable agreement liability adjustment, net of deferred tax benefits		819		32,081		—
Accretion of redeemable non-controlling interests		83,225		36,243		(10,620)
Investment in affiliates retained from a business divestiture		202,220		—		—
Deferred consideration in connection with acquisitions		31,770		—		—
Issuance of Class A common stock in connection with acquisitions		70,254		—		—
Accrued redemption of units in other current liabilities		—		—		49,070
Purchase of Class A Common Units		—		—		47,656
Issuance of promissory note		—		—		15,885
Promissory note extinguishment		—		—		17,092

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of goodwill are as follows (in thousands):

	Owned Sports Properties		Events, Experiences & Rights		Representation		Total	
Balance — December 31, 2020	$	2,674,038	$	1,011,217	$	495,924	$	4,181,179
Acquisitions		67,010		258,025		18,839		343,874
Divestiture		—		(432)		(2,046)		(2,478)
Impairment		—		(1,979)		(2,545)		(4,524)
Assets held for sale		—		—		(10,812)		(10,812)
Foreign currency translation and other		—		(687)		2		(685)
Balance — December 31, 2021	$	2,741,048	$	1,266,144	$	499,362	$	4,506,554 [(1)]
Acquisitions		25,585		836,371		—		861,956
Divestiture		(91,964)		(8,390)		—		(100,354)
Impairment		—		(689)		—		(689)
Assets held for sale		—		(3,607)		—		(3,607)
Foreign currency translation and other		(631)		22,574		(1,106)		20,837
Balance — December 31, 2022	$	2,674,038	$	2,112,403	$	498,256	$	5,284,697 [(1)]

(1) Net of accumulated impairment losses of $192.7 million and $192.0 million as of December 31, 2022 and 2021, respectively.

Intangible Assets

The following table summarizes information relating to the Company's identifiable intangible assets as of December 31, 2022 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:				
Trade names	17.1	$ 1,048,530	$ (343,895)	$ 704,635
Customer and client relationships	6.9	1,464,584	(1,073,017)	391,567
Internally developed technology	6.5	276,094	(92,573)	183,521
Other	4.2	45,255	(44,654)	601
		2,834,463	(1,554,139)	1,280,324
Indefinite-lived:				
Trade names		447,559	—	447,559
Owned events		463,481	—	463,481
Other		14,219	—	14,219
Total intangible assets		$ 3,759,722	$ (1,554,139)	$ 2,205,583

The following table summarizes information relating to the Company's identifiable intangible assets as of December 31, 2021 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:				
Trade names	17.3	$ 991,021	$ (291,326)	$ 699,695
Customer and client relationships	6.7	1,344,783	(1,012,509)	332,274
Internally developed technology	3.9	120,175	(66,939)	53,236
Other	14.3	142,657	(44,608)	98,049
		2,598,636	(1,415,382)	1,183,254
Indefinite-lived:				
Trade names		340,029	—	340,029
Owned events		88,401	—	88,401
Total intangible assets		$ 3,027,066	$ (1,415,382)	$ 1,611,684

Intangible asset amortization expense was $169.8 million, $191.2 million and $225.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the year ended December 31, 2021, the Company reassessed the useful life of one of its indefinite-lived intangible assets it no longer deemed to be indefinite. The useful life was determined based on an assessment of the period of expected benefit to the Company.

Estimated annual intangible amortization for the next five years and thereafter is as follows (in thousands):

	Years Ending December 31,
2023	$ 162,152
2024	146,668
2025	130,117
2026	117,889
2027	113,690
Thereafter	609,808
Total	$ 1,280,324

Annual Impairment Assessments

During the years ended December 31, 2022, 2021 and 2020, the Company completed its annual impairment review of goodwill and intangibles. For the years ended December 31, 2022 and 2021, the Company did not record an impairment charge for such review. For the year ended December 31, 2020, the Company recorded total non-cash impairment charges of $158.5 million for goodwill and $62.0 million for intangible assets driven by lower projections due to the impact of the COVID-19 pandemic on the Company's business. Of these charges, all of the goodwill and $55.8 million of the intangible assets were recorded in the Company's Events, Experiences & Rights segment and $6.2 million of the intangible assets was recorded in the Company's Representation segment. The Company determines the fair value of each reporting unit based on discounted cash flows using an applicable discount rate for each reporting unit. Intangible assets were valued based on a relief from royalty method or an excess earnings method.

In connection with certain divestitures, the Company recorded a non-cash impairment charge for goodwill of $0.7 million for the year ended December 31, 2022, which was recorded in the Company's Events, Experiences & Rights segment; and the Company recorded non-cash impairment charges for goodwill of $4.5 million for the year ended December 31, 2021, of which $2.0 million and $2.5 million were recorded in the Company's Events, Experiences & Rights and Representation segments, respectively.

7.   INVESTMENTS

The following is a summary of the Company's investments (in thousands):

| | December 31, | | | |
	2022		2021	
Equity method investments [1]	$	209,523	$	196,423
Equity investments without readily determinable fair values		127,297		101,124
Equity investments with readily determinable fair values		153		665
Total investments[2]	$	336,973	$	298,212

(1)   The book value of three equity method investments exceeded the Company's percentage ownership share of their underlying net assets by $32.4 million, $26.5 million and $21.4 million as of December 31, 2022 and none, $28.2 million, and none as of December 31, 2021. The basis differences, primarily resulting from acquisition purchase price step ups on the investments, are accounted for as goodwill, which is not tested for impairment separately. Instead, the investments are tested if there are indicators of an other-than-temporary decline in carrying value.

(2) As of December 31, 2021, the Company had $25.3 million of investments, which were classified within assets held for sale.

Equity Method Investments

As of December 31, 2022 and 2021, the Company held various investments in non-marketable equity instruments of private companies. As of December 31, 2022, the Company's equity method investments are primarily comprised of the restricted Endeavor Content business (now operating under the name Fifth Season) and Sports News Television Limited. The Company's ownership of its equity method investments ranges from 6% to 50% as of December 31, 2022 and 2021.

In January 2022, in connection with the Company's sale of 80% of the restricted Endeavor Content business, the Company retained 20% ownership in the restricted Endeavor Content business ("Fifth Season"). The investment is accounted for as an equity method investment. For the period ended December 31, 2022, Fifth Season had a pre-tax loss of $48.3 million. The Company's share of the net loss of Fifth Season for the period ended December 31, 2022 was $11.2 million and was recognized within equity losses of affiliates in the consolidated statement of operations.

As of December 31, 2022, the Company's ownership in Learfield IMG College was approximately 42%. For the years ended December 31, 2022, 2021 and 2020 Learfield IMG College had pre-tax losses of $312.5 million, $136.2 million, and $991.6 million. The Company's share of the net loss of Learfield IMG College for the years ended December 31, 2022, 2021 and 2020 was $129.7 million, $76.1 million, and $250.7 million, respectively, and was recognized within equity losses of affiliates in the consolidated statements of operations. The Company's share of the results of Learfield IMG College for the year ended December 31, 2022 included a $56.1 million charge as a result of its annual goodwill and indefinite lived intangibles asset impairment test, primarily due to continued losses.

During the years ended December 31, 2022, 2021 and 2020, other-than-temporary impairment charges were $84.6 million, none, and $15.3 million, respectively, for its equity method investments, which were recognized within equity losses of affiliates in the consolidated statements of operations.

Summarized Financial Information

The following is a summary of financial data for investments in affiliates accounted for under the equity method of accounting (in thousands):

	2022		2021	
Current assets	$	999,053	$	507,617
Non-current assets		2,126,558		1,487,113
Current liabilities		2,023,091		496,360
Non-current liabilities		527,097		1,115,953

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Revenue	$	1,826,585	$	1,221,173	$	903,926
(Loss) income from operations		(211,924)		31,540		17,484
Net Loss		(359,665)		(153,324)		(1,004,615)

Equity Investments without Readily Determinable Fair Values

As of December 31, 2022 and 2021, the Company holds various investments in non-marketable equity instruments of private companies. In 2022, 2021 and 2020, the Company invested $29.4 million, $28.7 million and $13.4 million, respectively, in investments without readily determinable fair value.

For the years ended December 31, 2022, 2021 and 2020, the Company performed its assessment on its investments without readily determinable fair values and recorded a net increase (decrease) of $13.1 million, $14.1 million and $(2.5) million, respectively, in other income, net in the consolidated statements of operations. The net increase (decrease) for each year was due to observable price changes as well as uncertainty in the investments' ability to continue as a going concern. For the years ended December 31, 2022 and 2021 the Company recorded gains on disposals/sales of $3.3 million, and $3.1 million respectively.

In May 2020, the Company sold approximately 90% of its ownership in one of its investments without readily determinable fair values for proceeds of $83.0 million. The Company recorded a loss of $3.0 million on this sale. In addition, in August 2020, one of the Company's equity investments without readily determinable fair values sold one of its businesses. The Company's proceeds from this sale was $20.2 million, which was received in October 2020, and the Company recorded a gain of $15.3 million. The loss and the gain were recorded in other income, net in the consolidated statement of operations.

8.   FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposures on future production expenses denominated in various foreign currencies (i.e., cash flow hedges). The Company also enters into forward foreign exchange contracts that economically hedge certain of its foreign currency risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. In addition, the Company enters into interest rate swaps to hedge certain of its interest rate risks on its debt. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions.

As of December 31, 2022, the Company had the following outstanding forward foreign exchange contracts (all outstanding contracts have maturities of less than 12 months from December 31, 2022, with the exception of two contracts which mature within 18 months from such date) (in thousands except for exchange rates):

Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per $1 USD
British Pound Sterling	£ 24,991	in exchange for	$30,641	£ 0.82
Euro	€8,868	in exchange for	$9,052	€0.98

For forward foreign exchange contracts designated as cash flow hedges, the Company recognized net gains (losses) in accumulated other comprehensive income (loss) of $0.3 million, $(0.2) million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company reclassified gains (losses) of $0.8 million, $0.7 million and $(0.1) million into net income (loss) for the years ended December 31, 2022, 2021 and 2020, respectively.

For forward foreign exchange contracts not designated as cash flow hedges, the Company recorded net (losses) gains of $(7.2) million, $0.8 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts were included in other income, net in the consolidated statements of operations.

In certain circumstances, the Company enters into contracts that are settled in currencies other than the functional or local currencies of the contracting parties. Accordingly, these contracts consist of the underlying operational contract and an embedded foreign currency derivative element. Hedge accounting is not applied to the embedded foreign currency derivative element. The Company recorded net (losses) gains of $(3.4) million, $(11.3) million and $12.7 million for the years ended December 31, 2022, 2021 and 2020, respectively, in other income, net in the consolidated statements of operations.

In addition, the Company has entered into interest rate swaps for $1.5 billion of its 2014 Credit Facilities and other variable interest bearing debt and has designated them as cash flow hedges. The LIBOR portion of the facility from these interest rate swaps has been fixed at a coupon of 2.12% commencing from June 2019 until June 2024. In August 2022, the Company entered into additional interest rate hedges to swap an additional $750 million of its 2014 Credit Facilities from floating interest expense to fixed. The LIBOR portion of the facility from these interest rate swaps has been fixed at a coupon of 3.162% until August 2024. Hedge accounting is applied to these additional interest rate swaps. For the years ended December 31, 2022, 2021 and 2020, the Company recorded net gains (losses) of $98.6 million, $28.9 million and $(90.1) million, respectively, in accumulated other comprehensive income (loss) and reclassified losses of $5.6 million, $30.3 million and $22.4 million, respectively into net income (loss).

9.   FAIR VALUE MEASUREMENTS

The fair value hierarchy is composed of the following three categories:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The following tables present, for each of the fair value hierarchy levels, the Company's assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements as of December 31, 2022			
	Level I	Level II	Level III	Total
Assets:				
Investments in equity securities with readily determinable fair values	$ 153	$ —	$ —	$ 153
Interest rate swaps	—	75,865	—	75,865
Total	$ 153	$ 75,865	$ —	$ 76,018
Liabilities:				
Contingent consideration	$ —	$ —	$ 4,524	$ 4,524
Forward foreign exchange contracts	—	11,107	—	11,107
Total	$ —	$ 11,107	$ 4,524	$ 15,631

	Fair Value Measurements as of December 31, 2021			
	Level I	Level II	Level III	Total
Assets:				
Investments in equity securities with readily determinable fair values	$ 665	$ —	$ —	$ 665
Forward foreign exchange contracts	—	2,529	—	2,529
Total	$ 665	$ 2,529	$ —	$ 3,194
Liabilities:				
Contingent consideration	$ —	$ —	$ 26,900	$ 26,900
Interest rate swaps	—	48,427	—	48,427
Forward foreign exchange contracts	—	13,363	—	13,363
Total	$ —	$ 61,790	$ 26,900	$ 88,690

There have been no transfers of assets or liabilities between the fair value measurement classifications during the year ended December 31, 2022.

Investments in Equity Securities with Readily Determinable Fair Values

The estimated fair value of the Company's equity securities with readily determinable fair values is based on observable inputs in an active market, which is a Level 1 measurement within the fair value hierarchy.

Contingent Consideration

The Company has recorded contingent consideration liabilities in connection with its acquisitions. Contingent consideration is included in current liabilities and other long-term liabilities in the consolidated balance sheets. Changes in fair value are recognized in selling, general and administrative expenses. The estimated fair value of the contingent consideration is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The changes in the fair value of contingent consideration were as follows (in thousands):

	Years Ended December 31,	
	2022	2021
Balance at January 1	$ 26,900	$ 9,026
Acquisitions	1,500	4,245
Payments	(26,288)	(2,575)
Change in fair value	2,373	16,204
Foreign currency translation	39	—
Balance at December 31	$ 4,524	$ 26,900

Payments made during the year ended December 31, 2022 primarily related to the settlement of the premium contingent consideration with 32 Equity. See Note 12.

Foreign Currency Derivatives

The Company classifies its foreign currency derivatives within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (Note 8). As of December 31, 2022 and 2021, the Company had none and $2.3 million in other current assets, none and $0.2 in assets held for sale, $6.0 million and $4.5 million in other current liabilities, none and $0.4 in liabilities held for sale, and $5.1 million and $8.5 million in other long-term liabilities, respectively, recorded in the consolidated balance sheets related to the Company's foreign currency derivatives.

Interest Rate Swaps

The Company classifies its interest rate swaps within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (Note 8). The fair value of the swaps was $75.9 million and $48.4 million as of December 31, 2022 and 2021, respectively, and was included in other assets and other long-term liabilities, respectively, in the consolidated balance sheets.

10. DEBT

The following is a summary of outstanding debt (in thousands):

	December 31,	
	2022	2021
2014 Credit Facilities:		
First Lien Term Loan (due May 2025)	$ 2,305,916	$ 2,786,048
Zuffa Credit Facilities:		
Zuffa First Lien Term Loan (due April 2026)	2,759,767	2,840,767
Other debt (3.25%-14.50% Notes due at various dates through 2033)	153,490	159,010
Total principal	5,219,173	5,785,825
Unamortized discount	(17,523)	(26,077)
Unamortized issuance costs	(33,104)	(46,012)
Total debt	5,168,546	5,713,736
Less: current portion	(88,309)	(82,022)
Total long-term debt	$ 5,080,237	$ 5,631,714

2014 Credit Facilities

As of December 31, 2022 and 2021, the Company had $2.3 billion and $2.8 billion, respectively, outstanding under a credit agreement that was entered into in connection with the 2014 IMG acquisition (the "2014 Credit Facilities"). The 2014 Credit Facilities consist of a first lien secured term loan (the "First Lien Term Loan") and a $200.0 million secured revolving credit facility (the "Revolving Credit Facility").

Payments under the First Lien Term Loan include 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable on the final maturity date of May 2025. The First Lien Term Loan accrues interest at an annual interest rate of LIBOR + 2.75%, with LIBOR floor of 0.00%.

In February 2020, pursuant to the acquisition of OL (Note 4), the Company refinanced $219.6 million of existing debt at OL by borrowing an incremental $225.0 million of First Lien Term Loans under its 2014 Credit Facility. In addition, in May 2020, the Company entered into an incremental term loan of $260.0 million under the First Lien Term Loan under its 2014 Credit Facility. This incremental term loan accrued interest at a rate equal to adjusted LIBOR + 8.5%, with a LIBOR floor of 1.00%.

Amounts under the Revolving Credit Facility are available to be borrowed and re-borrowed until its termination date, which is May 2024. The Revolving Credit Facility accrues a commitment fee of 0.25-0.50% per annum on the unused balance. Borrowings under the Revolving Credit Facility accrue interest at a rate equal to adjusted LIBOR plus 2.00-2.50%, depending on the First Lien Leverage Ratio, with a LIBOR floor of 0.00%. As of December 31, 2022 and 2021, there was no outstanding balance under the Revolving Credit Facility.

In June 2021, the Company repaid $256.7 million related to the First Lien Term Loan. The Company paid a $28.6 million redemption premium related to the First Lien Term loan that was recorded in the consolidated statement of operations as loss on extinguishment of debt in the year ended December 31, 2021. In June 2021, the Company also repaid $163.1 million related to the Revolving Credit Facility. In addition, in September 2022 and December 2022, the Company repaid $250.0 million and $200.0 million, respectively, related to the First Lien Term Loan.

The 2014 Credit Facilities contain a financial covenant that requires the Company to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA, as defined in the credit agreement, of no more than 7.5-to-1. The Company is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings on the Revolving Credit Facility plus outstanding letters of credit exceeding $50.0 million that are not cash collateralized exceeds thirty-five percent of the total Revolving Commitments as measured on a quarterly basis, as defined in the credit agreement. This covenant did not apply as of December 31, 2022 and 2021 as the Company had no borrowings outstanding under the Revolving Credit Facility.

The Company had outstanding letters of credit under the 2014 Credit Facilities totaling $19.4 million and $23.8 million as of December 31, 2022 and 2021, respectively.

Zuffa Credit Facilities

As of December 31, 2022 and 2021, the Company has $2.8 billion and $2.8 billion, respectively, outstanding under a credit agreement that was entered into in connection with the 2016 Zuffa acquisition (the "Zuffa Credit Facilities"). The Zuffa Credit Facilities consist of a first lien secured term loan (the "Zuffa First Lien Term Loan") and a secured revolving credit facility in an aggregate principal amount of $205.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the "Zuffa Revolving Credit Facility"). In addition, the Zuffa Credit Facilities included an eight year secured term loan with an aggregate principal amount of $425.0 million (the "Zuffa Second Lien Term Loan"). The Zuffa Credit Facilities are secured by liens on substantially all of the assets of Zuffa.

Payments under the Zuffa First Lien Term Loan include 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable on the final maturity date, which is April 2026. In 2020, the Zuffa First Lien Term Loan accrued interest at an annual interest rate of LIBOR + 3.25% with LIBOR floor of 1.0%.

In June 2020, the Company entered into an incremental term loan of $150.0 million (the "Term Loan Add-on") under its Zuffa Credit Facility. The proceeds of the Term Loan Add-on were used to repay the outstanding amounts drawn on the Zuffa Revolving Credit Facility during 2020.

In January 2021, the Company completed a refinancing of the Zuffa First Lien Term Loan and the Term Loan Add-on into a single term loan (the "New First Lien Term Loan"), which reduced the annual interest rate margin by 25 basis points to 3.00% for LIBOR loans and reduced the LIBOR floor by 25 basis points to 0.75%. The annual interest rate margin applicable to the New First Lien Term Loan is subject to a 25-basis point step-down to 2.75% for LIBOR loans if the First Lien Leverage Ratio is below 3.5-to-1. With the exception of the interest rate margin and the LIBOR floor, the New First Lien Term Loan has similar terms and conditions as the Zuffa First Lien Term Loan and Term Loan Add-on.

In October 2021, the Company completed an incremental $600.0 million borrowing of Incremental Term Loans as a new tranche of Term Loans under the Credit Agreement (the "Incremental Term Loan Borrowing"). The Incremental Term Loan Borrowing maintains the same interest rate at LIBOR + 3.00% (with a LIBOR floor of .75%), with an additional leverage based step down of 25 basis points once the First Lien Leverage ratio falls below 3.50:1.00, and includes 1% principal amortization that is payable in equal quarterly installments with any remaining balance payable at final maturity and has similar terms and covenants to the existing New First Lien Term Loan.

In December 2022, we repaid $50.0 million of term loans under the UFC Credit Facilities.

Amounts under the Zuffa Revolving Credit Facility are available to be borrowed and re-borrowed until its termination date, which is April 2024. The Zuffa Revolving Credit Facility accrues a commitment fee of 0.25-0.50% per annum on the unused balance. As of December 31, 2022 and 2021, there was no outstanding balance under the Zuffa Revolving Credit Facility.

The Zuffa Credit Facilities contain a financial covenant that requires Zuffa to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA as defined in the credit agreement of no more than 7-to-1 and of no more than 6.5-to-1 beginning on December 31, 2018. Zuffa is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings under the Zuffa Revolving Credit Facility plus outstanding letters of credit exceeding $10.0 million that are not cash collateralized exceeds thirty-five percent of the capacity of the Zuffa Revolving Credit Facility as measured on a quarterly basis, as defined in the credit agreement. This covenant did not apply as of December 31, 2022 and 2021 as Zuffa had no borrowings outstanding under the Zuffa Revolving Credit Facility.

Zuffa had no outstanding letters of credit under the Zuffa Credit Facilities as of December 31, 2022 and 2021.

Other Debt

OL Revolver

In February 2020, the Company entered into a new OL revolving credit agreement with $20.0 million of borrowing capacity. In August 2021, OL increased its borrowing capacity under its revolving credit agreement from $20.0 million to $42.9 million and the maturity date was extended from February 2025 to the earlier of August 2026 or the date that is 91 days prior to the maturity date of the term loans under the 2014 Credit Facilities. As of December 31, 2022 and 2021, there were no borrowings outstanding under this agreement.

The OL revolving credit agreement contains a financial covenant that requires OL to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA, as defined in the credit agreement, of no more than 3-to-1. The Company is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings on the Revolving Credit Facility plus outstanding letters of credit exceeding $2.0 million that are not cash collateralized exceeds forty percent of the total Revolving Commitments as measured on a quarterly basis, as defined in the credit agreement. As of December 31, 2022 and 2021, the Company was in compliance with this financial debt covenant.

OL had no outstanding letters of credit under the revolving credit agreement as of December 31, 2022 and 2021.

Receivables Purchase Agreement

In January 2020, IMG Media Limited ("IMG UK") entered into an arrangement to monetize amounts invoiced under a media rights agreement by transferring them to a third party on a nonrecourse basis. As IMG UK retained continuing involvement in the delivery of the invoiced services, the transferred amounts represent a sale of future revenue and were classified as debt. As of December 31, 2022 and 2021, the debt outstanding under this arrangement was $28.2 million and $50.5 million, respectively. The debt is accounted for under the effective interest method with principal reductions recognized as the Company performs under the rights agreement.

Endeavor Content Capital Facility

Endeavor Content Capital, LLC and Endeavor Content, LLC had an asset based $430.0 million revolving credit facility with a maturity date of March 2025. As of December 31, 2021, borrowings outstanding were $223.4 million, which were classified within liabilities held for sale, and outstanding letters of credit were $1.2 million under this revolving credit facility. This revolving credit facility was included in the Company's sale of the restricted Endeavor Content business in January 2022 (Note 4).

Zuffa Secured Commercial Loans

Zuffa has two loan agreements totaling $40.0 million, which were used to finance the purchase of a building and its adjacent land ("Zuffa Secured Commercial Loans"). The Zuffa Secured Commercial Loans have identical terms except one loan is secured by a deed of trust for the Zuffa's headquarters building and underlying land in Las Vegas and the other loan is secured by a deed of trust for the newly acquired building and its adjacent land, also located in Las Vegas. The Zuffa Secured Commercial Loans bear interest at a rate of LIBOR + 1.62% (with a LIBOR floor of 0.88%) and principal amortization of 4% is payable in monthly installments with any remaining balance payable on the final maturity date of November 1, 2028.

The Zuffa Secured Commercial Loans contain a financial covenant that requires Zuffa to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the loan agreements of no more than 1.15-to-1 as measured on an annual basis. As of December 31, 2022 and 2021, Zuffa was in compliance with its financial debt covenant under the Zuffa Secured Commercial Loans.

Debt Maturities

The Company will be required to repay the following principal amounts in connection with its debt obligations (in thousands):

	Years Ending December 31,
2023	$ 105,555
2024	75,139
2025	2,286,908
2026	2,677,154
2027	19,690
Thereafter	54,727
Total	$ 5,219,173

2014 Credit Facilities and Zuffa Credit Facilities

The 2014 Credit Facilities and the Zuffa Credit Facilities restrict the ability of certain subsidiaries of the Company to make distributions and other payments to the Company. These restrictions do include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to maintain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket. As of December 31, 2022, EGH held long-term deferred income taxes of $756.4 million as well as a TRA liability of $1,011.7 million, of which $961.6 million was classified as long-term and $50.1 million was classified as current. As of December 31, 2021, EGH held long-term deferred income taxes of $61.5 million as well as a TRA liability of $133.8 million, of which $92.6 million was classified as long-term and $41.2 million was classified as current. Otherwise, EGH has no material separate cash flows or assets or liabilities other than the investments in its subsidiaries. All its business operations are conducted through its operating subsidiaries; it has no material independent operations. EGH has no other material commitments or guarantees. As a result of the restrictions described above, substantially all of the subsidiaries' net assets are effectively restricted in their ability to be transferred to EGH as of December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the Company's First Lien Term Loan under the 2014 Credit Facilities and Zuffa's First Lien Term Loan under its Credit Facilities had an estimated fair value of $5.0 billion and $5.6 billion, respectively. The estimated fair values of the Company's First Lien Term Loan under the 2014 Credit Facilities and Zuffa's First Lien Term Loan under its Credit Facilities are based on quoted market values for the debt. Since the First Lien Term Loan under the 2014 Credit Facilities and Zuffa's First Lien Term Loan under its Credit Facilities do not trade on a daily basis in an active market, fair value estimates are based on market observable inputs based on quoted market prices and borrowing rates currently available for debt with similar terms and average maturities, which are classified as Level 2 under the fair value hierarchy.

11. SHAREHOLDERS'/ MEMBERS' EQUITY

Reorganization Transactions

As discussed in Note 1, the Company closed its IPO on May 3, 2021. Prior to the closing of the IPO, a series of reorganization transactions (the "Reorganization Transactions") was completed:

• EGH's certificate of incorporation was amended and restated to, among other things, provide for the following common stock:

Class of Common Stock	Par Value	Votes	Economic Rights
Class A common stock	$0.00001	1	Yes
Class B common stock	$0.00001	None	Yes
Class C common stock	$0.00001	None	Yes
Class X common stock	$0.00001	1	None
Class Y common stock	$0.00001	20	None

Voting shares of EGH's common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders;

• Endeavor Manager became the sole managing member of EOC and EGH became the sole managing member of Endeavor Manager;

- Endeavor Manager issued to equity holders of certain management holding companies common interest units in Endeavor Manager along with paired shares of its Class X common stock as consideration for the acquisition of Endeavor Operating Company Units held by such management holding companies;

- For certain pre-IPO investors, EGH issued shares of its Class A common stock, Class Y common stock and rights to receive payments under a TRA and for certain other pre-IPO investors, EGH issued shares of its Class A common stock as consideration for the acquisition of Endeavor Operating Company Units held by such pre-IPO investors;

- For holders of Endeavor Operating Company Units which remained outstanding following the IPO, EGH issued paired shares of its Class X common stock and, in certain instances, Class Y common stock, in each case equal to the number of Endeavor Operating Company Units held and in exchange for the payment of the aggregate par value of the Class X common stock and Class Y common stock received; and

- Certain Endeavor Profits Units, Endeavor Full Catch-Up Profits Units and Endeavor Partial Catch-Up Profits Units remained outstanding following the closing of the IPO. Subsequent to the IPO, the Endeavor Full Catch-up Profits Units were recapitalized and converted into Endeavor Operating Company Units and the Endeavor Partial Catch-Up Profits Units were recapitalized and converted into Endeavor Profits Units.

Subsequent to the closing of the IPO, several new and current investors purchased in the aggregate 75,584,747 shares of Class A common stock at a price per share of $24.00 (the "Private Placement"). Of these shares, 57,378,497 were purchased from EGH and 18,206,250 were purchased from an existing investor. EGH registered these shares of Class A common stock on a Form S-1 registration statement. Net proceeds from the IPO and the Private Placement, after deducting underwriting discounts and commissions and offering expenses, was $1,886.6 million.

Subsequent to the closing of the IPO and the Private Placement, through a series of transactions, EOC acquired the equity interests of the minority unitholders of Zuffa, which owns and operates the Ultimate Fighting Championship (the "UFC Buyout"). This resulted in EOC directly or indirectly owning 100% of the equity interests of Zuffa. In consideration for the minority unitholders' equity interests of Zuffa, (a) EGH and its subsidiaries issued to certain of such unitholders shares of Class A common stock, Endeavor Operating Company Units, Endeavor Manager Units, shares of Class X common stock and/or shares of Class Y common stock, and (b) EGH used $835.7 million of the net proceeds from the IPO and the concurrent private placements to purchase Endeavor Operating Company Units from certain of such holders. In addition, some of those minority unitholders sold their equity interests of EGH to the private placement investors in the concurrent private placement.

Proceeds, after the UFC Buyout and payment of underwriting discounts and commissions and certain offering expenses, were contributed to Endeavor Manager in exchange for Endeavor Manager Units. Endeavor Manager then in turn contributed such net proceeds to Endeavor Operating Company in exchange for Endeavor Operating Company Units.

Pre-IPO Members' Equity

Common Units

EOC had 2,149,218,614 Class A Common Units issued and outstanding as of December 31, 2020. The Class A Common Units were held by Holdco, Silver Lake, and other investors. The Class A Common Units had no par value assigned to them.

In 2020, EOC issued 24,094,971 Class A Common Units to Silver Lake as part of the Zuffa distribution discussed below.

Non-controlling Interests

The UFC Buyout took place on May 3, 2021, resulting in EOC directly or indirectly owning 100% of the equity interests of Zuffa.

In January 2020, the Board of Zuffa approved the payment of a distribution in the amount of $300.0 million to Zuffa common unit and profits unit holders. During the year ended December 31, 2020, Zuffa authorized and paid the $300.0 million to each Zuffa common unit and profits units holder pro rata in three installments. In lieu of cash, the Company issued 17,119,727 Class A Common Units at fair value to Silver Lake for $47.7 million and issued a convertible promissory note to Silver Lake for $15.9 million that was due in March 2023. During the fourth quarter of 2020, Silver Lake converted its promissory note into 6,975,244 Class A Common Units, which was at fair value. This resulted in the Company retaining $202.6 million of the $300.0 million distributions that were paid.

12. REDEEMABLE NON-CONTROLLING INTERESTS

OL

In connection with the acquisition of OL (Note 4), the Company entered into the OL LLC Agreement of OLE Parent with 32 Equity. The terms of the agreement provided 32 Equity with certain rights to put its common units in OLE Parent to the Company upon a termination of the CLA or at its option at any time following the Lockup Period as defined. The Company also had certain call rights to require 32 Equity to sell its common units in OLE Parent to the Company upon a termination of the CLA in the event the aforementioned put rights were not exercised. The put/call price was an amount equal to fair market value and the exercise of these put/call rights would have given rise to an obligation of the Company to make a premium payment to 32 Equity in certain circumstances. The premium payment was recognized as a separate unit of account from the non-controlling interest. As of December 31, 2021, the estimated redemption value of the non-controlling interest was $57.9 million.

In April 2022, a series of transactions was completed between the Company and 32 Equity. Per the terms of the OL LLC Agreement, 32 Equity had the right to purchase additional common units in OLE Parent from the Company that would result in 32 Equity having an aggregate ownership percentage interest in OLE Parent of 32% at a price per unit equal to the original acquisition price of its rollover equity. 32 Equity exercised such right and paid the Company cash of $87.9 million. Following this exercise, EOC issued 8,037,483 EOC common units (and 32 Equity obtained an equal number of paired shares of the Company's Class X common stock) in exchange for 32 Equity's non-controlling interests of OLE Parent. The aggregate value of the shares was $223.7 million based on the volume-weighted average trading price of the Class A common stock for thirty days ending on the day before the close. The Company and 32 Equity also agreed to settle the premium contingent consideration resulting in the Company paying 32 Equity $24.0 million in cash (Note 9). In addition, the Company issued 495,783 shares of Class A common stock to several employees of the Company in exchange for the employees' direct or indirect interests in OLE Parent based on the same valuation. As a result of these transactions, OLE Parent became an indirect wholly-owned subsidiary of EOC.

China

In June 2016, the Company received a contribution of $75.0 million from third parties in a newly formed subsidiary of the Company that was formed to expand the Company's existing business in China ("Endeavor China"). This contribution gave the non-controlling interests holders approximately 34% ownership of the subsidiary. The holders of the non-controlling interests had the right to put their investment to the Company at any time after June 1, 2023 for fair market value. As of December 31, 2021, the estimated redemption value was $107.5 million.

In April 2022, the Company issued 5,693,774 shares of Class A common stock in exchange for the non-controlling partnership interests of Endeavor China. The aggregate value of the shares was $158.5 million based on the volume-weighted average trading price of the Class A common stock for thirty days ending on the day before the close. In addition, EOC issued 659,896 common units in EOC to several employees of the Company, including members of management (and such employees obtained an equal number of paired shares of the Company's Class X common stock), in exchange for the employees' direct or indirect interests in Endeavor China based on the same valuation. As a result of these transactions, Endeavor China became an indirect wholly-owned subsidiary of EOC.

Barrett-Jackson

In connection with the acquisition of Barrett-Jackson in August 2022 (Note 4), the terms of the agreement provide the sellers a put option to sell their remaining ownership to IMG Auction Company, LLC, a subsidiary of the Company. The first election is between April and July 2029 for 29.9% of the total issued and outstanding units of Barrett-Jackson at that time and the second election is between April and July 2031 for any remaining ownership at that time. The purchase price of the put right is equal to Barrett-Jackson's EBITDA, as defined, multiplied by 13. This redeemable non-controlling interest was recognized at the acquisition date at fair value of $210.1 million. As of December 31, 2022, the estimated redemption value was below the carrying value of $207.9 million.

Zuffa

In July 2018, the Company received a contribution of $9.7 million from third parties (the "Russia Co-Investors") in a newly formed subsidiary of the Company (the "Russia Subsidiary") that was formed to expand the Company's existing business in Russia and certain other countries in the Commonwealth of Independent States. The terms of this contribution provide the Russia Co-Investors with a put option to sell their ownership in the Russia Subsidiary five years and nine months after the consummation of the contribution. The purchase price of the put option is the greater of the total investment amount, defined as the Russia Co-Investors' cash contributions less cash distributions, or fair value. As of December 31, 2022 and 2021, the estimated redemption value was $9.7 million.

Frieze

In connection with the acquisition of Frieze in 2016, the terms of the agreement provide the sellers with a put option to sell their remaining 30% interest after fiscal year 2020. The Company also has a call option to buy the remaining 30% interest after fiscal year 2020 or upon termination of employment of the sellers who continued to be employees of Frieze after the acquisition. The price of the put and call option is equal to Frieze's prior year's EBITDA multiplied by 7.5. As of December 31, 2022 and 2021, the estimated redemption value was below the carrying value of $24.6 million and $23.8 million, respectively.

13. EARNINGS PER SHARE

Earnings per share is calculated utilizing net income available to common stockholders of the Company divided by the weighted average number of shares of Class A Common Stock outstanding during the period. Diluted EPS is calculated by dividing the net income available for common stockholders by the diluted weighted average shares outstanding for that period.

Earnings per share for 2021 is calculated utilizing net income available to common stockholders of the Company since May 1, 2021 divided by the weighted average number of shares of Class A Common Stock outstanding during the same period. The Company's outstanding equity-based compensation awards under its equity-based compensation arrangements (Note 14) were anti-dilutive during such period.

The computation of earnings per share and weighted average shares of the Company's common stock outstanding for the period presented below (in thousands, except share and per share data):

	Year ended December 31, 2022		May 1, 2021 - December 31, 2021	
Basic earnings (loss) per share				
Numerator				
Consolidated net income (loss)	$	321,664	$	(474,542)
Net income (loss) attributable to NCI (Endeavor Operating Company)		166,679		(153,422)
Net income (loss) attributable to NCI (Endeavor Manager)		25,852		(24,495)
Net income (loss) attributable to the Company		129,133		(296,625)
Adjustment to net income (loss) attributable to the Company		5,497		(1,798)
Net income (loss) attributable to EGH common shareholders	$	134,630	$	(298,423)
Denominator				
Weighted average Class A Common Shares outstanding - Basic		281,369,848		262,119,930
Basic earnings (loss) per share	$	0.48	$	(1.14)

	Year ended December 31, 2022		May 1, 2021 - December 31, 2021	
Diluted earnings (loss) per share				
Numerator				
Consolidated net income (loss)	$	321,664	$	(474,542)
Net income (loss) attributable to NCI (Endeavor Operating Company)		167,287		(153,422)
Net income (loss) attributable to NCI (Endeavor Manager)		27,276		(24,495)
Net income (loss) attributable to the Company		127,101		(296,625)
Adjustment to net income (loss) attributable to the Company		3,256		(1,798)
Net income (loss) attributable to EGH common shareholders	$	130,357	$	(298,423)
Denominator				
Weighted average Class A Common Shares outstanding - Basic		281,369,848		262,119,930
Additional shares assuming exchange of all EOC Profits Units		1,567,981		—
Additional shares from RSUs, Stock Options and Phantom Units, as calculated using the treasury stock method		1,870,980		—
Additional shares assuming redemption of redeemable non-controlling interests		2,899,023		—
Weighted average number of shares used in computing diluted earnings (loss) per share		287,707,832		262,119,930
Diluted earnings (loss) per share	$	0.45	$	(1.14)

Securities that are anti-dilutive for the period	Year ended December 31, 2022	May 1, 2021 - December 31, 2021
Stock Options	2,512,767	3,350,666
Unvested RSUs	1,244,709	7,278,193
Manager LLC Units	23,242,032	26,415,650
EOC Common Units	141,711,612	144,549,587
EOC Profits Units & Phantom Units	—	16,068,906

14. EQUITY BASED COMPENSATION

The Board grants various awards to certain employees and service providers for their time and commitment to the Company. The awards are designed to share in the equity value appreciation of the Company and are granted under various plans either directly by the Company, a Company subsidiary or indirectly through various management holdco entities. Prior to the IPO, awards granted were in the form of common units, profits units or an equivalent to a profits unit (membership interest or phantom unit) that corresponds to common units or profits units as applicable. In connection with the IPO, the Company's board of directors adopted the 2021 Incentive Award Plan (the "2021 Plan"). The 2021 Plan became effective on April 28, 2021. As of December 31, 2022, the Company authorized a total of 26,244,045 shares of Class A common stock under the 2021 Plan. Additionally, the board of certain consolidated subsidiaries grant awards through plans in the form of profits units or phantom units that corresponds to profits units, designed to share in the equity value appreciation of each respective subsidiary.

Equity-based compensation by plan and total amounts included in selling, general and administrative expenses were as follows (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
2021 Incentive Award Plan	$ 181,540	$ 254,565	$ —
Pre-IPO equity awards	17,250	274,895	89,235
Other various subsidiaries awards	11,373	3,007	2,036
Total equity-based compensation expense	$ 210,163	$ 532,467	$ 91,271

As of December 31, 2022, total unrecognized compensation cost for unvested awards and the related remaining weighted average period for expensing is summarized below:

	Unrecognized Compensation Costs (in thousands)	Period Remaining (in years)
2021 Incentive Award Plan	$ 273,952	2.06
Pre-IPO equity awards	11,975	1.48
Other various subsidiaries awards	1,555	2.19
Total equity-based unrecognized compensation costs	$ 287,482	

Valuation Techniques

For time-based vesting Restricted Share Units (RSUs) and Restricted Share Awards (RSAs), the Company used the closing share price on the date of grant. For RSUs with market-based vesting conditions, the Company used a Monte Carlo simulation model to determine the fair value and the derived service periods of these awards.

The Company estimates the fair value of each stock option (and prior to the IPO, each award) on the date of grant using a Black-Scholes option pricing model. Management is required to make certain assumptions with respect to selected model inputs. Expected volatility is based on comparable publicly traded companies' stock movements. The expected life represents the period of time that the respective awards are expected to be outstanding. The risk-free interest rate is based on the U.S treasury yield curve in effect at the time of grant. All stock options exercised will be settled in Class A common stock. The key assumptions used for units granted in the years ended December 31, 2022, 2021 and 2020 are as follows:

	Risk-free Interest Rate	Expected Volatility	Expected Life (in years)	Expected Dividend Yield
2021 Incentive Award Plan				
Year Ended December 31, 2022	1.85%-1.89%	40.9%	6.00	0%
Year Ended December 31, 2021	0.97%-1.34%	40.7%-41.6%	5.50 to 6.25	0%
Pre-IPO equity awards				
Year Ended December 31, 2020	0.10%-0.36%	37.5%-47.5%	1 to 5	0%

Modifications and Conversion of Pre-IPO Profit Interests and Phantom Units

In connection with the closing of the IPO, the Company consummated certain Reorganization Transactions, as described in further detail in Note 1. As part of such transactions, modifications of certain pre-IPO equity-based awards were made primarily to remove certain forfeiture and discretionary call terms, which resulted in the Company recording additional equity-based compensation expense of $251.9 million during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company modified certain award agreements primarily for the acceleration of vesting of units and adjustment to the Company's optional repurchase price. The Company recorded additional equity-based compensation expense of $24.8 million for these modifications.

2021 Incentive Award Plan

The terms of each award, including vesting and forfeiture, are fixed by the administrator of the 2021 Plan. Key grant terms include one or more of the following: (a) time-based vesting over a two to five year period or full vesting at grant; (b) market-based vesting conditions at graduated levels upon the Company's attainment of certain market price per share thresholds; and (c) expiration dates (if applicable). Granted awards may include time-based vesting conditions only, market-based vesting conditions only, or both.

The following table summarizes the RSUs and RSAs award activity for the year ended December 31, 2022.

	Time Vested RSUs, RSAs		Market/ Market and Time Vested RSUs	
	Units	Value *	Units	Value *
Outstanding at January 1, 2022	5,335,148	$ 30.46	2,173,737	$ 27.16
Granted	2,643,996	$ 25.32	—	$ —
Released	(2,657,031)	$ 25.78	(643,156)	$ 30.24
Forfeited	(154,164)	$ 30.57	(101,372)	$ 26.01
Outstanding at December 31, 2022	5,167,949	$ 30.23	1,429,209	$ 25.85
Vested and releasable at December 31, 2022	591,587	$ 30.52	182,971	$ 29.32

* Weighted average grant date fair value

The following table summarizes the stock options award activity for the year ended December 31, 2022.

	Stock Options	
	Options	Weighted average exercise price
Outstanding at January 1, 2022	3,350,666	$ 24.38
Granted	835,334	$ 30.03
Exercised	—	$ —
Forfeited or expired	(96,439)	$ 24.00
Outstanding at December 31, 2022	4,089,561	$ 25.55
Vested and exercisable at December 31, 2022	1,661,508	$ 24.24

The weighted average grant-date fair value of stock options granted under the Company's 2021 Plan during the year ended December 31, 2022 and December 31, 2021was $12.57 and $9.72 respectively.

The total grant-date fair value of RSUs and stock options which vested during the year ended December 31, 2022 and December 31, 2021 was $96.2 million $120.8 million, respectively. As of December 31, 2022 and December 31, 2021, the aggregate intrinsic value of vested RSUs and stock options was $16.8 million and $36.0 million, respectively; and aggregate intrinsic value of total outstanding RSUs and stock options was $806.2 million and $297.2 million, respectively. The total intrinsic value of options exercised during the year ended December 31, 2022 and year ended December 31, 2021 was none and $0.1 million, respectively.

Put Rights

In addition, during 2018, the Company entered into arrangements with certain senior executives, whereby these individuals can elect to sell vested equity interests to the Company for payments up to $68.5 million. These rights were initially exercisable in January 2021. In 2020, the Company modified arrangements totaling $52.5 million to accelerate the exercise period to the fourth quarter of 2020 and these modified arrangements were fully exercised. The Company paid $26.0 million in the fourth quarter of 2020 and $25.0 million during the year ended December 31, 2021. The remaining $1.5 million is due in 2023. Also, arrangements totaling $11.0 million were cancelled and one arrangement totaling $5.0 million was modified to increase the put right to $6.0 million and move the exercise period for $3.0 million to April 2023 and $3.0 million to December 2024.

During 2020, the Company entered into arrangements with other senior executives, whereby these individuals can elect to sell vested equity interests to the Company for payments up to $23.5 million. These rights have exercise election periods ranging from December 2021 to April 2023. The Company has applied modification accounting as these put rights amended previously issued equity interests that were initially classified as liabilities and equity. The equity interests that were originally classified as equity were reclassified to temporary equity, the mezzanine section between total liabilities and shareholders' equity on the consolidated balance sheets, because the exercise of the put option is outside the Company's control. The fair value of the outstanding put rights as of December 31, 2020 totaled $28.4 million, with $5.9 million recorded in other long-term liabilities and $22.5 million recorded in redeemable equity.

Certain of the put right arrangements which were outstanding prior to the IPO were terminated upon the consummation of such IPO, based on the original terms of those agreements, which resulted in the Company recording a reversal of related equity-based compensation expense of $4.0 million during the year ended December 31, 2021. The fair value of the outstanding put rights as of December 31, 2022 and December 31, 2021 totaled $1.5 million and $5.3 million, respectively, which is recorded in redeemable non-controlling interests.

CEO and Executive Chairman Market-Based Incentive Awards

In March 2019, the Company issued equity-based compensation awards in Endeavor and in Zuffa to the Company's CEO (each a "Future Incentive Award"). The Future Incentive Awards were each based on achievement of various equity value thresholds of Endeavor and of Zuffa.

In June 2019 and December 2020, the first and second Zuffa equity value thresholds were met and the Company granted Zuffa profits units equal to a notional value of $12.5 million for each equity value threshold. For the years ended December 31, 2020 and 2019, total stock compensation expense for the Future Incentive Awards, including amounts for profits units granted, was $6.3 million and $23.0 million, respectively and amounts reclassed from the liability to equity for the profits units granted was $2.5 million and $0.1 million, respectively. As of December 31, 2020, the Company has long-term liabilities of $23.5 million, in its consolidated balance sheets.

In May 2021, the Company's CEO received a RSU award covering 520,834 shares of the Company's Class A common stock following the achievement of one agreed upon increase in equity value of Zuffa under his Zuffa Incentive Future Award. One-third of such RSUs were vested upon grant and the remaining will vest in two equal installments on each of the first and second anniversaries of the date of grant. The Endeavor and Zuffa Future Incentive Awards were cancelled in connection with the IPO and were replaced with an award of performance-vesting RSUs.

Each of the Company's CEO and Executive Chairman received an award of performance-vesting RSUs pursuant to which they are eligible to receive a number of shares of the Company's Class A common stock with a specified target value each time the price per share of the Company's Class A common stock (calculated based on volume weighted average price thereof) exceeds an applicable threshold price above the public offering price of $24.00. One-third of any shares of the Company's Class A common stock received upon achievement of any applicable threshold price will be vested upon grant and the remainder of such shares will vest in two equal installments on each of the first and second anniversaries of the date of grant. During 2021, only one price threshold was met. These performance-vesting RSUs will expire on the tenth anniversary of the date of grant.

The performance-vesting RSUs awarded to the CEO and Executive Chairman of the Company (each a "Market-Based Incentive Award") are accounted for under ASC 718 as equity-classified awards due to the fixed number of shares of the Company's Class A common stock each of the CEO and the Executive Chairman will be eligible for upon the achievement of each respective threshold. Compensation cost for performance-based awards with a market condition is recognized regardless of the number of units that vest based on the market condition and is recognized on a straight-line basis over the estimated service period. Compensation expense is not reversed even if the market condition is not satisfied. The Company used a Monte Carlo simulation model to determine the fair value and the derived service periods of these Market-Based Incentive Awards.

For the year ended December 31, 2022 and 2021, total equity-based compensation expense for these Market-Based Incentive Awards was $76.7 and $74.8 million, respectively. During the year ended December 31, 2021, the Company also reclassified the $27.0 million of long-term liabilities from the Future Incentive Awards to additional paid in capital. As of December 31, 2022, total unrecognized equity-based compensation related to these CEO and Executive Chairman Market-Based Incentive Awards was $170.1 million, which is expected to be recognized over a weighted-average period of approximately 2.28 years.

15. EMPLOYEE BENEFITS

Qualified Retirement Plan

The Company sponsors a matching 401(k) plan for eligible employees of the Company. Employees are automatically enrolled into the Plan after completing a required term of service. Under the Plan, employees can elect to contribute a percentage of annual pay and the Company will also match the 401(k) contributions. In addition, certain non-U.S. employees are covered by defined contribution government sponsored and administered programs. Contribution charges for the profit-sharing and defined contribution plans, which approximates actual cash contributions made, were $23.5 million, $12.5 million and $10.8 million during the years ended December 31, 2022, 2021 and 2020, respectively.

16. INCOME TAXES

EGH was incorporated as a Delaware corporation in January 2019. It was formed as a holding company for the purpose of completing an IPO and other related transactions. As the sole managing member of Endeavor Manager, which is the sole managing member of EOC, EGH operates and controls all the business and affairs of EOC, and through EOC and its subsidiaries, conducts the Company's business. EGH is subject to corporate income tax on its share of taxable income or loss of EOC derived through Endeavor Manager. EOC is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income tax. However, certain of EOC's subsidiaries are subject to U.S. or foreign corporate income tax.

Income (loss) before income taxes and equity losses of affiliates includes the following components (in thousands):

	Years Ended December 31,		
	2022	2021	2020
United States	$ (105,445)	$ (356,172)	$ (222,231)
Foreign	2,210	(60,851)	(134,486)
Total	$ (103,235)	$ (417,023)	$ (356,717)

The (benefit from) provision for income tax consists of the following (in thousands):

		Years Ended December 31,			
		2022		**2021**	**2020**
Current:					
U.S. federal, state, and local	$	12,656	$ 3,946	$	504
Foreign		47,439	47,532		21,404
Total current		60,095	51,478		21,908
Deferred:					
U.S. federal, state, and local		(697,843)	(77,782)		(16,617)
Foreign		(10,755)	4,027		3,216
Total deferred		(708,598)	(73,755)		(13,401)
Total (benefit from) provision for income taxes	$	(648,503)	$ (22,277)	$	8,507

The Company's effective tax rate for the years December 31, 2022, 2021 and 2020 was 628.2%, 5.3% and (2.4%), respectively. The effective income tax rate based on the actual (benefit) provision shown in the consolidated statements of operations differs from the U.S. statutory federal income tax rate as follows (in thousands):

		Years Ended December 31,			
		2022		**2021**	**2020**
U.S. federal statutory income tax rate		21%		21%	21%
Income tax benefit at U.S. federal statutory rate	$	(21,679)	$ (87,575)	$	(74,911)
Partnership (income) loss not taxable/deductible for tax		(39,278)	8,722		38,637
Tax impact of foreign operations		(13,678)	4,215		(33,891)
Permanent differences		(17,284)	8,845		(2,597)
Nondeductible meals and entertainment		3,033	1,187		836
Equity method investments		(21,511)	(5,301)		2,006
Capital Loss Carryforward		3,649	(137)		(5,554)
Investment in partnership		—	188		34,314
UK hybrid restriction		(2,192)	6,216		28,016
Withholding tax		17,503	24,508		21,415
Foreign tax credit, net of expiration		3,384	1,556		33,914
Foreign tax deduction		(6,937)	(5,964)		—
Equity compensation		27,197	59,716		1,267
Deferred impact of foreign tax rate change		(775)	10,684		3,098
Net operating loss adjustment		(40,200)	—		—
Section 743(b)/734 adjustment		(51,170)	—		—
Tax receivable agreement adjustment		136,310	21,365		—
Valuation allowance		(685,975)	(83,144)		(34,513)
Unrecognized tax benefits		8,518	6,605		(203)
U.S. state and local taxes		51,701	5,002		(3,882)
Other		881	1,035		555
Total (benefit from) provision for income taxes	$	(648,503)	$ (22,277)	$	8,507

Principal components of deferred tax assets and liabilities are as follows (in thousands):

		December 31,		
		2022		**2021**
Deferred tax assets:				
Allowance for doubtful accounts	$	8,053	$	9,254
Compensation and severance		41,212		38,298
Net operating loss, tax credits, and other tax carryforwards		286,008		283,425
Property and equipment		2,110		13,355
Intangible assets		575,573		591,973
Other		75,043		33,547
Total gross deferred tax assets		987,999		969,852
Less valuation allowance		(171,676)		(858,933)
Total deferred tax assets		816,323		110,919
Deferred tax liabilities:				
Investments		(124,544)		(100,283)
Loss contracts		(14,613)		(16,248)
Other		(77,355)		(10,765)
Total gross deferred tax liabilities		(216,512)		(127,296)
Net deferred tax assets (liabilities)	$	599,811	$	(16,377)

Of the $599.8 million of net deferred tax assets and $16.4 million of net deferred tax liabilities as of December 31, 2022 and 2021, $771.4 million and $36.4 million, respectively, were recorded in deferred income taxes, and $171.6 million and $52.8 million, respectively, were recorded in other long-term liabilities in the consolidated balance sheets.

As of December 31, 2022, the Company had federal net operating loss carryforwards of $317.4 million, of which $69.5 million expires in years 2023 through 2037 and $247.9 million have an indefinite carryforward period. The Company also had none and $17.4 million of federal capital loss carryforwards as of December 31, 2022 and 2021, respectively. In addition, as of December 31, 2022, the Company has foreign tax credit carryforwards of $115.9 million, which expire in years 2023 through 2030. As of December 31, 2022, the Company has foreign net operating losses of $76.5 million, which expire over various time periods ranging from 5 years to no expiration and foreign capital loss carryforwards of $9.5 million, which have no expiration. As of December 31, 2022, the Company also has state net operating losses, which will generate a tax benefit of $14.9 million and expire in years 2023 through 2042.

During 2022, the Company released a valuation allowance after concluding that it is more likely than not that certain deferred tax assets will be realized. As of December 31, 2022 and 2021, the Company (decreased) increased its valuation allowances by $(687.3) million and $743.4 million, respectively. Of the $(687.3) million net valuation allowance change in 2022, $(686.0) million was recorded in the current year provision for income taxes as a tax benefit, and $(1.3) million was recorded in other comprehensive income. Of the $743.4 million valuation allowance change in 2021, $(83.1) million was recorded in the current year provision for income taxes, $826.6 million was recorded on the balance sheet as a result of deferred tax assets established at EGH at the IPO and $(0.1) million was recorded in other comprehensive loss.

As of December 31, 2022, 2021, and 2020, the Company had unrecognized tax benefits of $42.4 million, $40.0 million, and $34.4 million, respectively. The aggregate changes to the liability for unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

| | December 31, | | | | | |
	2022		2021		2020	
Beginning Balance	$	40,016	$	34,425	$	27,661
Acquisitions		—		853		7,069
Gross increases		11,892		16,623		7,723
Gross decreases		(1,189)		(11,087)		(8,092)
Lapse of statute of limitations		(6,156)		(604)		(373)
Translation Adjustments		(2,185)		(194)		437
Ending Balance	$	42,378	$	40,016	$	34,425

The Company recognized interest and penalties related to unrecognized tax benefits in its provisions for income taxes. The gross amount of interest accrued as of December 31, 2022, 2021 and 2020 related to unrecognized tax benefits is $9.5 million, $6.1 million and $4.1 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the Company recognized increases in interest of $3.4 million, $1.9 million and $0.6 million, respectively with $3.6 million, $1.9 million and $0.6 million, respectively recorded through the income tax provision. The gross amount of penalties accrued as of December 31, 2022, 2021 and 2020 is de minimis. As of December 31, 2022, approximately $52.2 million would affect the Company's effective tax rate upon resolution of the uncertain tax positions. Where applicable, the Company records unrecognized tax benefits against related deferred tax assets from net operating loss or foreign tax credit carry forwards.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. As of December 31, 2022, with few exceptions, the Company is subject to review by U.S. federal taxing authorities for the years 2011 through 2022 and is no longer subject to examination by state and local and foreign income tax authorities for periods prior to 2014.

Tax Receivable Agreement

In connection with the IPO and related transactions, the Company entered into a TRA with certain persons that held direct or indirect interests in EOC and Zuffa prior to the IPO ("TRA Holders"). The TRA generally provides for the payment by EGH of 85% of the amount of any tax benefits that EGH actually realizes, or in some cases is deemed to realize, as a result of the following attributes (i) increases in EGH's share of the tax basis in the net assets of EOC resulting from any redemptions or exchanges of LLC Units, (ii) increases in tax basis attributable to payments made under the TRA, (iii) deductions attributable to imputed interest pursuant to the TRA and (iv) other tax attributes (including existing tax basis) allocated to EGH post-IPO and related transactions that were allocable to the TRA Holders prior to the IPO and related transactions.

In connection with the recording of tax benefits and the release of the valuation allowance against certain deferred tax assets in the fourth quarter of 2022, the Company recorded an expense of $811.8 million associated with the TRA liability. For the year ended December 31, 2022, the Company recorded total TRA expense of $873.3 million. As of December 31, 2022, the Company has recognized a TRA liability of approximately $1,011.7 million, after concluding that such TRA payments would be probable based on estimates of future taxable income over the term of the TRA.

The determination of the TRA liability requires management to make judgments in estimating the amount of tax attributes as of the date of exchanges (such as cash to be received by the Company on a hypothetical sale of assets and allocation of gain/loss to the Company at the time of the exchanges taking into account complex partnership tax rules). The amounts payable under the TRA will also vary depending upon a number of factors, including tax rates in effect, as well as the amount, character, and timing of the taxable income of EGH in the future and the expected realization of tax benefits with respect to deferred tax assets related to tax attributes subject to TRA, which may result in a valuation allowance recorded against these deferred tax assets. If a required valuation allowance recorded against certain deferred tax assets is released in a future period, or other tax attributes subject to the TRA are determined to be payable, additional TRA liabilities may be considered probable at that time and recorded within our statement of operations.

Other Matters

On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 ("IRA"). The IRA, in addition to other provisions, creates a 15% corporate alternative minimum tax ("CAMT") on adjusted financial statement income for applicable corporations. The CAMT is effective for tax years beginning after December 31, 2022. While we continue to evaluate the potential tax effects of the IRA, we are currently not expecting the IRA to have a material impact on our consolidated financial statements.

The Organization for Economic Co-operation and Development ("OECD") has proposed changes to numerous long-standing tax principles including the adoption of a global minimum tax rate of 15% for multinational enterprises. These proposals, if finalized and adopted by the associated countries, will likely increase tax uncertainty, and may adversely affect our provision for income taxes. The European Union Member States unanimously adopted a directive in December 2022 to implement the global minimum tax rules in Pillar Two of the OECD's BEPS 2.0 project. At the end of 2022, South Korea enacted the Pillar 2 model rules into their legislation. The Company will continue to monitor legislative and regulatory developments to assess potential impacts.

17. **REVENUE**

The following table presents the Company's revenue disaggregated by primary revenue sources for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31, 2022			
	Owned Sports Properties	Events, Experiences & Rights	Representation	Total
Media rights	$ 674,043	$ 637,956	$ —	$ 1,311,999
Media production, distribution and content	6,113	322,913	288,477	617,503
Events and performance	652,179	1,491,097	—	2,143,276
Talent representation and licensing	—	—	900,431	900,431
Marketing	—	—	323,242	323,242
Eliminations	—	—	—	(28,314)
Total	$ 1,332,335	$ 2,451,966	$ 1,512,150	$ 5,268,137

	Year Ended December 31, 2021			
	Owned Sports Properties	Events, Experiences & Rights	Representation	Total
Media rights	$ 642,879	$ 923,969	$ —	$ 1,566,848
Media production, distribution and content	5,700	347,126	1,023,798	1,376,624
Events and performance	459,628	760,188	—	1,219,816
Talent representation and licensing	—	—	698,679	698,679
Marketing	—	—	237,280	237,280
Eliminations	—	—	—	(21,534)
Total	$ 1,108,207	$ 2,031,283	$ 1,959,757	$ 5,077,713

	Year Ended December 31, 2020			
	Owned Sports Properties	Events, Experiences & Rights	Representation	Total
Media rights	$ 555,124	$ 785,374	$ —	$ 1,340,498
Media production, distribution and content	5,956	259,939	278,735	544,630
Events and performance	391,544	548,196	—	939,740
Talent representation and licensing	—	—	474,704	474,704
Marketing	—	—	190,434	190,434
Eliminations	—	—	—	(11,263)
Total	$ 952,624	$ 1,593,509	$ 943,873	$ 3,478,743

In the years ended December 31, 2022, 2021 and 2020, $53.7 million, $48.4 million and $21.6 million, respectively, of revenue was recognized from performance obligations satisfied in prior periods primarily related to talent representation and licensing.

Remaining Performance Obligations

The following table presents the aggregate amount of transaction price allocated to remaining performance obligations for contracts greater than one year with unsatisfied or partially satisfied performance obligations as of December 31, 2022 (in thousands). The transaction price related to these future obligations does not include any variable consideration.

	Years Ending December 31,
2023	$ 1,805,472
2024	1,359,995
2025	1,173,223
2026	249,386
2027	178,624
Thereafter	474,105
	$ 5,240,805

Contract Liabilities

The Company records deferred revenue when cash payments are received or due in advance of its performance. The Company's deferred revenue balance primarily relates to advance payments received related to advertising and sponsorship agreements, event advanced ticket sales and performance tuition. Deferred revenue is included in the current liabilities section and in other long-term liabilities in the consolidated balance sheets.

The following table presents the Company's contract liabilities as of December 31, 2022 and 2021 (in thousands):

Description	Balance at Beginning of Year	Additions	Deductions	Acquisitions	Held for Sale	Foreign Exchange	Balance at End of Year
Deferred revenue - current	$ 651,760	$ 2,535,295	$ (2,501,776)	$ 26,974	$ (1,889)	$ 5,783	$ 716,147
Deferred revenue - noncurrent	$ 62,155	$ 32,923	$ (5,118)	$ 2,082	$ —	$ (204)	$ 91,838

18. **SEGMENT INFORMATION**

As of December 31, 2022, the Company has the following three reportable segments: Owned Sports Properties, Events, Experiences & Rights, and Representation. The Company also reports the results for the "Corporate" group.

Owned Sports Properties consists of a portfolio of unique sports properties, including UFC, PBR and Euroleague Ventures S.A. (Euroleague) that license broadcast and other intellectual property rights and operate exclusive live events. In addition, at the end of 2021 and in January 2022, the Company acquired ten PDL Clubs, which were being operated under the DBH umbrella. In September 2022, the Company sold the DBH business, including the PDL Clubs.

Events, Experiences & Rights consists of providing services to a diverse portfolio of live events annually, including live sports events, fashion, art fairs and music, culinary and lifestyle festivals and major attractions. The Company owns and operates many of these events and operates other events on behalf of third parties. The Company also owns and operates IMG Academy, which is an academic and sports training institution and provides recruiting and admissions services to high school student athletes and college athletic departments and admissions officers. Additionally, the Company produces and distributes sports video programming and data.

Representation consists of providing services to a diverse group of talent across entertainment, sports and fashion, including actors, directors, writers, athletes, models, musicians and other artists, in a variety of mediums, such as film, television, art, books and live events. The Company provides brand strategy, marketing, advertising, public relations, analytics, digital, activation and experiential services to corporate and other clients. Also, the Company provides intellectual property licensing services to a large portfolio of entertainment, sports and consumer product brands, including representing these clients in the licensing of their logos, trade names and trademarks. Additionally, although to a much lesser extent after the sale of 80% of the restricted Endeavor Content business, which closed in January 2022, the Company provides content development and production for television properties, documentaries, and podcasts.

Corporate primarily consists of overhead, personnel costs and costs associated with corporate initiatives that are not fully allocated to the segments. Such expenses include compensation and other benefits for corporate office employees, rent, professional fees related to internal control compliance and monitoring, financial statement audits and legal, information technology and insurance that is managed through the Company's corporate office.

The profitability measure employed by the Company's chief operating decision maker for allocating resources and assessing operating performance is Adjusted EBITDA. EBITDA is generally adjusted for equity-based compensation; merger, acquisition and earn-out costs; certain legal costs; restructuring, severance and impairment charges; certain non-cash fair value adjustments, COVID-19 expenses, tax receivable agreement liability adjustments and certain other items, including gains/losses on business divestitures. All segments follow the same accounting policies as described in Note 2. Revenue by geographic area is based on the location of the legal entity that sells the services.

Asset information by segment is not provided to the Company's chief operating decision maker as that information is not used in the determination of resource allocation or in assessing the performance of the Company's segments. A significant portion of the Company's assets represent goodwill and intangible assets arising from business combinations.

Summarized financial information for the Company's reportable segments is shown in the following tables (in thousands):

Revenue

		Years Ended December 31,				
		2022		**2021**		**2020**
Owned Sports Properties	$	1,332,335	$	1,108,207	$	952,624
Events, Experiences & Rights		2,451,966		2,031,283		1,593,509
Representation		1,512,150		1,959,757		943,873
Eliminations		(28,314)		(21,534)		(11,263)
Total consolidated revenue	$	5,268,137	$	5,077,713	$	3,478,743

Reconciliation of segment profitability

		Years Ended December 31,				
		2022		**2021**		**2020**
Owned Sports Properties	$	648,158	$	537,627	$	457,589
Events, Experiences & Rights		342,644		215,578		59,224
Representation		469,757		383,388		211,977
Corporate		(297,031)		(256,277)		(145,240)
Adjusted EBITDA		1,163,528		880,316		583,550
Reconciling items:						
Equity losses (earnings) of affiliates		5,038		(3,402)		8,963
Interest expense, net		(282,255)		(268,677)		(284,586)
Depreciation and amortization		(266,775)		(282,883)		(310,883)
Equity-based compensation expense		(210,163)		(532,467)		(91,271)
Merger, acquisition and earn-out costs		(68,728)		(60,904)		(22,178)
Certain legal costs		(16,051)		(5,451)		(12,520)
Restructuring, severance and impairment		(13,258)		(8,490)		(271,868)
Fair value adjustment - equity investments		12,029		21,558		(469)
COVID-19 related costs		—		—		(13,695)
Gain on sale of the restricted Endeavor Content business		463,641		—		—
Tax receivable agreement liability adjustment		(873,264)		(101,736)		—
Other		(16,977)		(54,887)		58,240
Loss before income taxes and equity losses of affiliates	$	(103,235)	$	(417,023)	$	(356,717)

Revenue by geographic area

		Years Ended December 31,				
		2022		**2021**		**2020**
United States	$	3,995,297	$	3,692,000	$	2,407,088
United Kingdom		1,044,227		1,247,312		966,836
Rest of world		228,613		138,401		104,819
Total revenue	$	5,268,137	$	5,077,713	$	3,478,743

Long-lived assets by geographic area

		December 31,		
		2022		**2021**
United States	$	607,586	$	558,401
United Kingdom		70,182		55,848
Rest of world		18,534		15,558
Total long-lived assets	$	696,302	$	629,807

19. LEASES

The Company has operating leases, in which the Company is the lessee, primarily for real estate property for offices around the world. The Company's operating leases have lease terms, which range from one year to 21 years.

Lease cost for operating leases was $80.2 million, $81.8 million, and $80.2 million for the years ended December 31, 2022, 2021 and 2020, and was classified within selling, general, and administrative expenses in the consolidated statements of operations.

The following table presents information on the Company's operating leases for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,			
	2022		2021	
Cash paid for amounts included in the measurement of operating lease liabilities	$	86,614	$	78,984
Right-of-use assets obtained in exchange for operating lease obligations	$	37,004	$	59,768
Weighted average remaining lease term (in years)		6.2		7.5
Weighted average discount rate		6.7%		6.6%

The following table reconciles the undiscounted cash flows for the operating leases as of December 31, 2022 to the operating lease liabilities recorded in the consolidated balance sheet (in thousands):

	Years Ending December 31,	
2023	$	88,316
2024		85,941
2025		80,394
2026		76,950
2027		60,977
Thereafter		87,328
Total future minimum lease payments		479,906
Less: imputed interest		(86,637)
Present value of future minimum lease payments		393,269
Less: current portion of operating lease liabilities		(65,381)
Long-term operating lease liabilities	$	327,888

20. **COMMITMENTS AND CONTINGENCIES**

Guarantees and Commitments

The Company routinely enters into purchase or guarantee arrangements for event, media or other representation rights. The following is a summary of the Company's annual commitments under certain guaranteed agreements as of December 31, 2022 (in thousands):

	Payments due by period								
	Total		2023		2024 - 2025		2026 - 2027		After 2027
Purchase/guarantee agreements	$	2,973,150	$	789,435	$	884,842	$	750,065	$	548,808

Claims and Litigation

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include contract, employment, tax and intellectual property matters. The Company evaluates all cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, except as otherwise may be discussed below, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

In July 2017, the Italian Competition Authority ("ICA") issued a decision opening an investigation into alleged breaches of competition law in Italy, involving inter alia IMG, and relating to bidding for certain media rights of the Serie A and Serie B football leagues. In April 2018, the European Commission conducted on-site inspections at a number of companies that are involved with sports media rights, including the Company. The inspections were part of an ongoing investigation into the sector and into potential violations of certain antitrust laws that may have taken place within it. The Company investigated these ICA matters, as well as other regulatory compliance matters. In May 2019, the ICA completed its investigation and fined the Company approximately EUR 0.3 million. As part of its decision, the ICA acknowledged the Company's cooperation and ongoing compliance efforts since the investigation commenced. In July 2019, three football clubs (the "Original Plaintiffs") and in June 2020, the Serie A football league (Lega Nazionale Professionisti Serie A or "Lega Nazionale," and together with the three clubs, the "Plaintiffs") each filed separate claims against IMG and certain other unrelated parties in the Court of Milan, Italy, alleging that IMG engaged in anti-competitive practices with regard to bidding for certain media rights of the Serie A and Serie B football league. The Plaintiffs seek damages from all defendants deriving from the lower value of the media rights in amounts totaling EUR 554.6 million in the aggregate relating to the three football clubs and EUR 1,750 million relating to Lega Nazionale, along with attorneys' fees and costs. Since December 2020, four additional football clubs have each filed requests to intervene in the Lega Nazionale proceedings and individually seek to claim damages deriving from the lower value of the media rights in the aggregate totaling EUR 251.5 million. The Original Plaintiffs and these four additional clubs are also seeking additional damages relating to alleged lost profits and additional charges, quantified in the fourth quarter of 2022 in amounts totaling EUR 1,675 million. Ten other clubs also filed requests to intervene in support of Lega Nazionale's claim or alternatively to individually claim damages deriving from the lower value of the media rights in the amount of EUR 284.9 million, in the case of five clubs, and unspecified amounts (to be quantified as a percentage of the total amount sought by Lega Nazionale) in the other five cases. Collectively, the interventions of these 14 clubs are the "Interventions." In December 2022, one further football club filed a separate claim against IMG and certain other unrelated parties seeking damages from all defendants deriving from the lower value of the media rights in the amounts of EUR 326.9 million, in addition to alleged additional damages relating to lost profits and additional charges which have not yet been quantified. The Company has defended in its submissions to date, and intends to continue to defend, against all of the damages claims, Interventions and any related claims, and management believes that the Company has meritorious defenses to these claims, including the absence of standing of the clubs, and the absence of actual damage. The Company may also be subject to regulatory and other claims and actions with respect to these ICA and other regulatory matters. Any judgment entered against the Company or settlement entered into, including with respect to claims or actions brought by other parties, could materially and adversely impact the Company's business, financial condition and results of operations.

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California (the "District Court") between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA fighters' services. Plaintiffs claim that Zuffa's alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys' fees and costs, and injunctive relief. On December 14, 2020, the District Court orally indicated its intention to grant plaintiffs' motion to certify the Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to September 30, 2017) and to deny plaintiffs' motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). The Company is awaiting the official written order from the judge and assuming he rules as previously indicated, then the Company will seek an appeal of this decision. On June 23, 2021, plaintiffs' lawyers filed a new case against Zuffa and EGH alleging substantially similar claims but providing for a class period from July 1, 2017 to present. Management believes that the Company has meritorious defenses against the allegations and intends to defend itself vigorously.

21. RELATED PARTY TRANSACTIONS

The Company has the following related party transactions as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	December 31,	
	2022	2021
Other current assets	$ 17,827	$ 4,728
Investments	2,146	—
Other assets	—	322
Deferred revenue	825	264
Other current liabilities	3,801	2,431

	Years Ended December 31,		
	2022	2021	2020
Revenue	$ 45,341	$ 24,487	$ 11,233
Direct operating costs	17,993	7,998	6,458
Selling, general and administrative expenses	16,614	16,943	17,274
Interest expense, net	—	—	1,206
Other (expense) income, net	(6,806)	3,500	3,500

As of December 31, 2022, the Company has an equity-method investment in Euroleague, a related party. For the years ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $7.9 million, $5.6 million and $(1.5) million, respectively, for a management fee to compensate it for representation and technical services it provides to Euroleague in relation to the distribution of media rights. This revenue is included in the Owned Sports Properties segment. Also, for the years ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $10.3 million, $12.4 million and $7.8 million, respectively, for production services provided to Euroleague as well as direct operating costs of $7.0 million, less than $0.1 million and $3.5 million, respectively, for the procurement of a license for gaming rights from Euroleague, which are included in the Events, Experiences & Rights segment. As of December 31, 2022 and 2021, the Company had a receivable of $8.4 million and $1.4 million, respectively, and a payable of $1.0 million and $1.4 million, respectively.

Silver Lake and certain of our executives indirectly own a minority interest in The Raine Group ("Raine"). During the year ended December 31, 2022, the Company recorded expenses of $26.3 million related to transaction costs for investment banking services primarily in connection with the sale of the restricted Endeavor Content business and the acquisitions of OpenBet and Barrett-Jackson (Note 4). These expenses were recorded in selling, general and administrative expenses and other income, net in the consolidated statement of operations. In addition, during the year ended December 31, 2022, the Company invested $2.1 million in non-marketable funds maintained by Raine.

In September 2022, the Company sold the ten PDL Clubs that operated under the DBH umbrella to Silver Lake, stockholders of the Company (Note 4).

In connection with the IPO and related transactions, the Company entered into a TRA with certain persons that held direct or indirect interests in EOC and Zuffa prior to the IPO. The TRA generally provides for the payment by EGH of 85% of the amount of any tax benefits that EGH actually realizes, or in some cases is deemed to realize (Note 16). As of December 31, 2022, the Company has $1,011.7 million recorded, of which $390.1 million is due to related parties.

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CORPORATE DATA

ENDEAVOR GROUP HOLDINGS INC.
2022 ANNUAL REPORT

BOARD OF DIRECTORS

Egon Durban
Chairman of the Board of Directors,
Co-Chief Executive Officer, Silver Lake

Ursula Burns
Founding Partner, Integrum Holdings, LP,
Non-Executive Chairman of Teneo Holdings LLC

Ariel Emanuel
Chief Executive Officer

Stephen Evans
Managing Director, Silver Lake

Jacqueline Reses
Chief Executive Officer, Post House Capital LLC

Fawn Weaver
Founder and Chief Executive Officer, Uncle Nearest, Inc.,
Chief Executive Officer, Grant Sidney, Inc.

Patrick Whitesell
Executive Chairman

MANAGEMENT

Ariel Emanuel
Chief Executive Officer

Seth Krauss
Chief Legal Officer

Jason Lublin
Chief Financial Officer

Mark Shapiro
President and Chief Operating Officer

Patrick Whitesell
Executive Chairman

ABOUT OUR STOCK
Our Class A Common Stock is listed on the New York Stock Exchange under the symbol EDR.

ANNUAL MEETING
Tuesday, June 13, 2023

INVESTOR RELATIONS INFORMATION
investor@endeavorco.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP, New York, NY

ENDEAVOR

2022

ANNUAL REPORT